Exhibit 2.1

EXECUTION VERSION

SHARE PURCHASE AGREEMENT

by and among

VIHI, LLC,

VISTEON CORPORATION,

HAHN & CO. AUTO HOLDINGS CO., LTD.

and

HANKOOK TIRE CO., LTD.

dated as of December 17, 2014

i

(continued)

(continued)

Exhibits

Exhibit A	Form of Transition Agreement
Exhibit B	Transition Steering Committee Guidelines
Exhibit C	Transfer of Electronics and Climate Businesses
Exhibit D	Other Obligations
Exhibit E	Power of Attorney (Judicial Appeals)
Exhibit F	Power of Attorney (Administrative Appeals)
Exhibit G	Tax Refund Assignment Agreement

(continued)

Page
Annexes

Annex 1.01	Share Proportions
Annex 3.03	Purchaser Consents
Annex 3.04	Purchaser Litigation
Annex 4.10	Leased Employees
Annex 7.02(a)	Indemnification Matters
Annex 8.01(a)	Knowledge of Hahn
Annex 8.01(c)	Material Adverse Effect
Annex 9.04	Certain Expenses

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT, dated as of December 17, 2014, is made and entered into by and among Visteon Corporation, a Delaware corporation (“Visteon”), VIHI, LLC, a Delaware limited liability company with its principal place of business in Hungary (“Seller”), Hahn & Co. Auto Holdings Co., Ltd., a limited company organized and existing under the Laws of the Republic of Korea (“Hahn”) and Hankook Tire Co., Ltd., a corporation organized and existing under the Laws of the Republic of Korea (“Hankook Tire” and together with Hahn, “Purchasers”). Capitalized terms not otherwise defined herein have the meanings set forth in Section 8.01 hereof.

RECITALS

WHEREAS, Seller owns 74,720,000 Company Shares (the “Shares”);

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Seller proposes to sell to Purchasers, and Purchasers desire to purchase from Seller, the Shares (the “Transaction”); and

WHEREAS, for the administrative convenience of Seller and Purchasers, Visteon agrees to undertake certain actions described in this Agreement on behalf of Seller with respect to the Transaction.

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

PURCHASE AND SALE OF SHARES; CLOSING

1.01 Purchase and Sale of Shares. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Purchasers shall purchase from Seller, and Seller shall sell, assign, transfer and deliver to Purchasers, the Shares in the proportions set forth on Annex 1.01 free and clear of all Encumbrances. At the Closing, subject to Section 1.02(b), in consideration for the purchase of the Shares, Purchasers shall pay KRW 2,853,360,000,000 (“KRW Portion”) and $950,000,000 (“USD Portion”) in the aggregate, and in the proportions set forth on Annex 1.01 in cash (together, the “Purchase Price”) to Seller or its designee, which amount is equal to (after taking into account an agreed exchange rate of $1 to KRW 1,086.4 (the “Fixed Exchange Rate”)) the product of (a) KRW 52,000 and (b) the number of Shares; provided that upon written notice by the Purchaser Representative, the Purchasers may elect to subtract an amount up to $200,000,000 from the USD Portion and add the equivalent amount of KRW (based on the Fixed Exchange Rate) to the KRW Portion.

1.02 Closing.

(a) Upon the terms and subject to the conditions set forth in this Agreement, the purchase and sale of the Shares (the “Closing”) shall take place at the offices of Kim & Chang, Seyang Building, 39 Sajik-ro 8-gil, Jongno-gu, Seoul, Korea 110-720 or at such other place as Purchaser Representative and Visteon mutually agree, commencing at 10:00 A.M. local time, on a date that is the later of (i) the fifteenth (15th) Business Day following the satisfaction or waiver of each of the conditions set forth in Sections 5.01(a) and 5.01(b) or (ii) the fifth (5th) Business Day following the satisfaction or waiver of each of the conditions set forth in Article V other than Sections 5.01(a) and 5.01(b) (in each case excluding conditions that, by their terms, cannot be satisfied until the Closing, but the Closing shall be subject to the satisfaction or waiver of those conditions) or at such other time or date as Purchaser Representative and Visteon may mutually agree (the “Closing Date”).

(b) At the Closing:

(i) Subject to the terms and conditions of this Agreement, Purchasers shall deliver or cause to be delivered (A) to Seller, the Purchase Price (in the aggregate, and individually in accordance with in the proportions set forth on Annex 1.01) minus (1) the 2014 Dividends and (2) STT, by wire transfer of immediately available funds, free and clear of any withholdings or deductions, to accounts in Korea designated by Seller by written notice delivered to the Purchaser Representative at least three (3) Business Days before the Closing Date, (B) to Visteon, copies of all resolutions of each Purchaser approving the entering into this Agreement and the consummation of the transactions contemplated hereby, (C) to Visteon, such other documents regarding the corporate organization, existence, authorization and similar matters relating to each Purchaser as Visteon may reasonably request and (D) to Visteon, an executed counterpart to the Transition Agreement and any other Purchaser Documents to be executed at the Closing; and

(ii) Subject to the terms and conditions of this Agreement, Visteon shall deliver to the Purchaser Representative (A) an original certificate or original certificates representing the Shares and any and all other documents desirable or necessary to record the transfer of the Shares with the transfer agent of the Company, (B) copies of all resolutions of Visteon and Seller approving the entering into this Agreement and the consummation of the transactions contemplated hereby, (C) such other documents regarding the corporate organization, existence, authorization and similar matters relating to, Visteon and Seller as the Purchaser Representative may reasonably request, (D) an executed counterpart to the Transition Agreement and any other Visteon Documents and Seller Documents to be executed at the Closing, (E) written resignations executed by each of the directors of the Company and its Subsidiaries set forth on Schedule 1.02(b)(ii), each in form and substance reasonably satisfactory to the Purchaser Representative, (F) a copy of the share transfer report required to be filed by Seller pursuant to the Foreign Investment Promotion Act of Korea with respect to the Transaction and (G) one of the Closing Deliverable(s) required at Closing in accordance with Exhibit D.

(c) Unless otherwise agreed by Visteon and the Purchaser Representative, all actions at Closing are inter-dependent and will be deemed to take place simultaneously and no delivery or payment will be deemed to have been made until all deliveries and payments under this Agreement due to be made at Closing have been made.

1.03 Adjustments. Notwithstanding any provision of this Article I to the contrary (but without in any way limiting the covenants in Section 4.01), if between the date of this Agreement and the Closing, the outstanding Company Shares shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, the number of Shares and the Purchase Price per Share shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction; provided, however, that the aggregate Purchase Price shall remain unchanged.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF VISTEON AND SELLER

Exceptions relating to a particular representation and warranty of Visteon and Seller are set forth in a disclosure schedule delivered by Visteon and Seller to the Purchaser Representative hereunder (collectively, the “Disclosure Schedules”). Each exception set forth in the Disclosure Schedules is identified by reference to, or has been grouped under a heading referring to, a specific individual section or subsection of this Agreement; provided, however, that the inclusion of any item referenced in one section or subsection of the Disclosure Schedules shall be deemed to refer to any other section or subsection of the Disclosure Schedules (and accordingly to the applicable sections or subsections of this Agreement which contain references to the Disclosure Schedules), whether or not an explicit cross-reference appears, if the applicability of such item to the other section or subsection is reasonably apparent on its face. The inclusion of any information in the Disclosure Schedules shall not be deemed to be an admission or evidence of the materiality of such item, nor shall it establish a standard of materiality for any purpose whatsoever. Except (i) as otherwise set forth in the Disclosure Schedules, or (ii) as set forth in the reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) either (x) filed by Visteon with the SEC or (y) publicly filed by the Company with the FSC or any other applicable Governmental Authority, all of which, in the case of (y), have been subsequently made available for public inspection on the DART (Data Analysis Retrieval and Transfer) system pursuant to the applicable Laws of Korea, in each case, filed by Visteon or by the Company, as applicable, after September 30, 2012 and at least three (3) days prior to the date of this Agreement and excluding any information set forth in such filings under the captions “Risk Factors” or “Forward-Looking Statements” and in any other section relating to forward-looking statements to the extent they are primarily cautionary or predictive in nature (it being understood that this clause (ii) shall not be applicable to the Fundamental Representations), Visteon and Seller represent and warrant to Purchasers as follows:

2.01 Organization, Authority and Enforceability.

(a) The Company is a corporation duly organized and validly existing under the Laws of Korea and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted. The Company is duly qualified or authorized to do business as a foreign corporation and is in good standing under the laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing would not reasonably be expected to have a Material Adverse Effect.

(b) Seller is a limited liability company, duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has a principal place of business in Hungary. Seller has all necessary limited liability company power and authority to enter into, execute and deliver, and, subject to Visteon obtaining the Requisite Stockholder Approval, perform its obligations under, this Agreement. The execution and delivery, and performance of the obligations under, this Agreement by Seller have been duly authorized by all requisite action on the part of Seller. This Agreement has been, and each Seller Document will be at or prior to the Closing, duly executed and delivered by Seller and, assuming due authorization, execution and delivery by each Purchaser, this Agreement is, and each Seller Document when executed and delivered will be, a legal, valid and binding obligation of Seller, enforceable against it in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors’ rights generally.

(c) Visteon is a corporation, duly organized, validly existing and in good standing under the Laws of the State of Delaware. Visteon has all necessary corporate power and authority to enter into, execute, deliver and, subject to Visteon obtaining the Requisite Stockholder Approval, perform its obligations under this Agreement. The execution and delivery, and, subject to Visteon obtaining the Requisite Stockholder Approval, performance of the obligations under, this Agreement by Visteon have been duly authorized by all requisite action on the part of Visteon. This Agreement has been, and each Visteon Document will be at or prior to the Closing, duly executed and delivered by Visteon and, assuming due authorization, execution and delivery by each Purchaser, this Agreement is a legal, valid and binding obligation of Visteon, enforceable against it in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws of general application affecting enforcement of creditors’ rights generally.

(d) At a meeting duly called and held, the board of directors of Visteon (i) determined that this Agreement and the transactions contemplated hereby, including the Transaction, are expedient and in the best interests of Visteon and its stockholders, (ii) approved the execution, delivery, and performance of this Agreement and the transactions contemplated hereby, including the Transaction, (iii) resolved to recommend that the Visteon stockholders adopt a resolution authorizing this Agreement and the transactions contemplated hereby, including the Transaction, and (iv) directed that such matter be submitted for consideration of the Visteon stockholders at the Stockholders’ Meeting (the “Visteon Recommendation”) (provided that any change or modification or rescission of such recommendation by the board of directors of Visteon in accordance with Section 4.05 shall not be a breach of the representation in this Section 2.01(d)).

2.02 Capitalization and Title. The authorized share capital of the Company consists of 450,000,000 shares, KRW 500 per share (the “Company Shares”). As of the date hereof, there are 106,760,000 Company Shares issued and outstanding. The Shares consist of 74,720,000 shares, representing approximately 69.99% of the total issued and outstanding Company Shares as of the date of this Agreement. Seller is the sole record and beneficial owner of the Shares, free and clear of any Encumbrances and Seller does not own any Company Shares other than the Shares. The Shares are duly authorized and validly issued, fully paid and nonassessable and were not issued in violation of any purchase or call option, right of first refusal, subscription right, pre-emptive right or any similar right. None of Visteon or any of its Subsidiaries other than Seller owns any Company Shares. Upon payment for the Shares by Purchasers pursuant to the terms of this Agreement, Seller shall transfer to Purchasers good, valid and marketable title to the Shares, free and clear of all Encumbrances. There exists no existing option, warrant, call, right or Contract to which Visteon or any of its Subsidiaries (including the Company, but excluding any Subsidiaries of the Company) is a party requiring, and there are no convertible or exchangeable securities of the Company outstanding which upon exchange or conversion would require, the issuance of any shares or other equity interests of the Company or other securities convertible into shares or other equity interests of the Company.

2.03 Subsidiaries.

(a) Each Subsidiary of the Company is a duly organized and validly existing corporation, partnership or other entity in good standing under the laws of the jurisdiction of its incorporation or organization and is duly qualified or authorized to do business as a foreign corporation or entity and is in good standing under the laws of each jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing has not had and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Each Subsidiary of the Company has all requisite corporate or entity power and authority to own its properties and carry on its business as presently conducted. The outstanding shares of capital stock or equity interests of each Subsidiary of the Company are validly issued, fully paid and non-assessable and were not issued in violation of any purchase or call option, right of first refusal, subscription right, preemptive right or any similar right.

(b) Except as set forth on Schedule 2.03(b), the Company owns all of the issued and outstanding capital stock or other equity interests of its Subsidiaries, free and clear of all Encumbrances other than Permitted Encumbrances.

(c) No shares of capital stock are held by any Subsidiary of the Company as treasury stock.

(d) Except as set forth on Schedule 2.03(d), there is no existing option, warrant, call, right or Contract to which any Subsidiary of the Company is a party requiring, and there are no convertible securities of any Subsidiary of the Company outstanding which upon conversion would require, the issuance of any shares of capital stock or other equity interests of any Subsidiary of the Company or other securities convertible into shares of capital stock or other equity interests of any Subsidiary of the Company.

(e) Except as set forth on Schedule 2.03(e), there are no material restrictions other than those under applicable Law on the ability of the Material Subsidiaries of the Company to make distributions of cash to their respective equity holders.

2.04 No Conflicts.

(a) Assuming that the Requisite Stockholder Approval and all Consents contemplated by Section 2.05 have been obtained, and except as may result from any facts or circumstances relating to either Purchaser or any of their respective Affiliates, the execution, delivery and performance of this Agreement, or any other Visteon Documents or Seller Documents by Visteon and Seller do not and shall not violate, conflict with or result in the breach of or default under (with or without due notice or lapse of time or both) or give rise to a right of termination or cancellation under any provision of: (a) any organizational documents of Visteon or Seller; or (b) any Law or Governmental Order applicable to Visteon or Seller, as applicable, or their respective properties; or (c) any material Contract or Permit to which Visteon or Seller is a party or by which any of the properties or assets of Visteon or Seller are bound, except, in the case of clauses (b) and (c), as would not, individually or in the aggregate, reasonably be expected to have a negative impact that is material on Visteon or Seller or materially and adversely affect their ability to fulfill their obligations under this Agreement.

(b) Assuming that the Requisite Stockholder Approval and all Consents contemplated by Section 2.05 have been obtained, and except as may result from any facts or circumstances relating to either Purchaser or any of their respective Affiliates, the execution, delivery and performance of this Agreement by Visteon and Seller do not and shall not violate, conflict with or result in the breach of or default under (with or without due notice or lapse of time or both) or give rise to a right of termination or cancellation, a loss of a material benefit under, an obligation of the Company or its Subsidiaries to make any payment under, or to the increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Liens upon any of the properties or assets of the Company or any of its Subsidiary under any provision of: (a) any organizational documents of the Company or any of its Subsidiaries; (b) any Law or Governmental Order applicable to the Company or any of its Subsidiaries, as applicable, or their respective properties; or (c) any Permit by which the properties or assets of the Company or its Subsidiaries, except, in the case of clauses (b) and (c), as would not, individually or in the aggregate, reasonably be expected to have a negative impact that is material to the Company and its Subsidiaries, taken as a whole.

2.05 Governmental Consents and Approvals. Except as set forth on Schedule 2.05, the execution, delivery and performance of this Agreement, or any other Visteon Documents or Seller Documents, by Visteon and Seller, as applicable, do not and shall not require any Consent of any Governmental Authority, except: (a) pursuant to the requirements of the Antitrust Laws of any applicable jurisdictions; (b) for any notification, or where appropriate, consultation or negotiations with a labor union, labor board or relevant Governmental Authority concerning the transactions contemplated hereby, (c) as may be necessary as a result of any facts or circumstances relating to either Purchaser or any of their respective Affiliates; or (d) to the extent that the failure to obtain any such Consent would not, individually or in the aggregate, reasonably be expected to have a negative impact that is material to the Company and its Subsidiaries, taken as a whole.

2.06 Financial Statements; No Undisclosed Liabilities.

(a) Seller has delivered to the Purchaser Representative copies of the audited consolidated balance sheets, consolidated income statements and consolidated cash flow statements of the Company and its Subsidiaries for the years ending December 31, 2011, 2012 and 2013, and the unaudited consolidated balance sheet, consolidated income statement and consolidated cash flow statement of the Company and its Subsidiaries for the nine months ending September 30, 2014 (collectively, the “Financial Statements”). Each of the Financial Statements has been prepared in accordance with K-IFRS on a consistent basis, except as noted therein, and fairly presents in all material respects the consolidated financial position and results of operations and cashflows of the Company and its Subsidiaries as of the dates or for the periods specified therein (except as noted therein, and in the case of such unaudited Financial Statements, for the absence of footnotes and recurring year-end audit adjustments). The reports of the Company’s independent auditors regarding the Company’s consolidated financial statements in the Securities Documents have not been withdrawn, supplemented or modified.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries do not have any Liabilities that would be required to be reflected or reserved against in a consolidated balance sheet of the Company and its Subsidiaries, prepared in accordance with K-IFRS as applied in preparing the balance sheets of the Company and its Subsidiaries, as included in the Financial Statements, except for (i) Liabilities incurred in the ordinary course of business after September 30, 2014; (ii) Liabilities and obligations disclosed, reflected or reserved for in the Financial Statements (including the notes thereto); (iii) Liabilities and obligations incurred in connection with the transactions contemplated by this Agreement or otherwise as contemplated or permitted hereby; and (iv) Liabilities discharged or paid in full prior to the date hereof in the ordinary course of business consistent with past practice.

(c) The Company maintains systems of internal accounting controls sufficient to provide reasonable assurances that: (i) transactions are executed in accordance with management’s general or specific authorization; (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with K-IFRS and to maintain accountability for assets; and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets.

(d) Visteon (solely with respect to disclosure regarding the Company and its Subsidiaries) and the Company have filed all forms, reports, schedules, statements, exhibits and other documents required to be filed under applicable U.S. and Korean securities Laws (collectively, the “Securities Documents”). As of its filing date or, if amended, as of the date of the last such amendment, each Securities Document complied in all material respects with the requirements of applicable U.S. or Korean securities Law, as the case may be, and the applicable rules of the SEC or FSC, as applicable.

2.07 Information Supplied. None of the information supplied or to be supplied by or on behalf of Visteon, Seller, or the Company or any of its Subsidiaries, expressly for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the stockholders of Visteon and at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading provided that no representation or warranty is made by Visteon or Seller with respect to information supplied by or on behalf of either Purchaser for inclusion or incorporation by reference in the Proxy Statement or any omissions therefrom. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.

2.08 Litigation.

(a) As of the date hereof, there is no Action pending or, to the Knowledge of Seller and Visteon, threatened against Visteon or Seller or which Visteon or Seller is otherwise a party challenging the legality, validity or enforceability of this Agreement, the Visteon Documents, the Seller Documents or the consummation of the Transaction and the other transactions contemplated hereby or thereby.

(b) As of the date hereof, there is no Action by or against the Company or any of its Subsidiaries pending or, to the Knowledge of Seller and Visteon, threatened, challenging the legality, validity or enforceability of this Agreement or the consummation of the Transaction and the other transactions contemplated hereby. Except as set forth on Schedule 2.08(b), there is no Action pending or, to the Knowledge of Seller and Visteon, threatened against the Company or any Subsidiary of the Company which would, individually or in the aggregate with any other such Actions, have a Material Adverse Effect. Except as set forth on Schedule 2.08(b), neither the Company nor any of its Subsidiaries is subject to any Governmental Order the breach or violation of which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

2.09 Compliance with Laws; Permits.

(a) Except with respect to those matters described in Sections 2.10 (Taxes), 2.11 (Labor and Employee Benefits Matters), 2.13 (Intellectual Property) and 2.15 (Environmental Matters), and except as set forth on Schedule 2.09(a), each of the Company and its Subsidiaries is in compliance with all Laws applicable to the Company or its Subsidiaries or any of their respective businesses, operations, assets and properties, except for any such non-compliance which would not, individually or in the aggregate, reasonably be expected to have a negative impact that is material to the Company and its Subsidiaries, taken as a whole. To the Knowledge of Seller and Visteon, neither the Company nor any of its Subsidiaries is under investigation with respect to the violation of any Laws except where any such violations would not, individually or in the aggregate, reasonably be expected to have a negative impact that is material to the Company and its Subsidiaries, taken as a whole.

(b) The Company and its Subsidiaries are in possession of all Permits necessary to carry on their respective businesses as currently conducted, except where the failure to possess any such Permit would not, individually or in the aggregate, reasonably be expected to have a negative impact that is material to the Company and its Subsidiaries, taken as a whole. Except as would not, individually or in the aggregate, reasonably be expected to have a negative impact that is material to the Company and its Subsidiaries, taken as a whole, (i) each such Permit is valid and in full force and effect, and (ii) no Action is pending or, to the Knowledge of Seller and Visteon, threatened in writing relating to the revocation or limitation of any of such Permits.

2.10 Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have (i) in the case of Sections 2.10(a) and 2.10(b), a negative impact that is material to the Company and its Subsidiaries taken as a whole, and (ii) in the case of Sections 2.10(c) through (j), a Material Adverse Effect:

(a) The Company and each of its Subsidiaries (i) have timely filed (taking into account any extensions) all income and other material Tax Returns that were required to be filed by them and (ii) have timely paid all income and other material amounts of Taxes (whether or not shown thereon as due and owing) due and owing by them to the proper Taxing Authority. All such Tax Returns are correct and complete in all respects.

(b) All Taxes that the Company or its Subsidiaries are (or were) required by Law to withhold or collect in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, member or any other party have been duly withheld or collected, and have been timely paid over to Taxing Authorities to the extent due and payable. The Company and its Subsidiaries have made full and adequate provision in their books and records and Financial Statements for all Taxes which are not yet due and payable.

(c) There are no Tax liens upon any property or assets of the Company or any of its Subsidiaries except for Permitted Encumbrances.

(d) Except as set forth on Schedule 2.10(d), there is no audit, claim, assessment, or other examination by any Taxing Authority regarding Taxes that have not been fully paid pending against the Company or its Subsidiaries as of the date hereof, nor have the Company or any of its Subsidiaries received any written notices from any Taxing Authority that such an audit or examination is contemplated or pending.

(e) Neither the Company nor any of its Subsidiaries has waived or extended any statute of limitations period for assessment in respect of material Taxes beyond the date hereof (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business). Neither the Company nor any of its Subsidiaries is subject to any private letter ruling or closing agreement of the IRS or any comparable rulings of any Taxing Authority.

(f) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date, (B) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or non-U.S. law) entered into prior to the Closing Date, (C) deferred intercompany gain or any excess loss account described in Treasury Regulation under Code Section 1502 (or any corresponding or similar provision of state, local or non-U.S. law) existing prior to the Closing Date, (D) installment sale made, or open transaction entered into, prior to the Closing Date or (E) prepaid amount received on or prior to the Closing Date.

(g) No claim has been made in writing by a Taxing Authority in a jurisdiction in which the Company or any of its Subsidiaries do not file Tax Returns that the Company or any such Subsidiary is required to file Tax Returns with respect to such jurisdiction. To the Knowledge of Seller and Visteon, neither the Company nor any of its Subsidiaries has ever engaged in a trade or business or had a permanent establishment in any country other than the country in which it is organized and resident.

(h) Neither the Company nor any of its Subsidiaries (i) has any liability for the Taxes of any Person (other than the Company and its Subsidiaries), including by reason of Treasury Regulations Section 1.1502-6 (or any analogous provision of state, local or non-U.S. Law), transferee or successor liability, by operation of Law or by Contract, (ii) has ever been a member of an affiliated, consolidated, combined or unitary group filing for federal or state income Tax purposes (other than a group of which the Company or any of its Subsidiaries is the common parent), or (iii) is party to or bound by any Tax sharing agreement, Tax indemnity or similar agreement with respect to Taxes (other than customary Tax indemnification provisions contained in commercial agreements the primary purpose of which does not relate to Taxes).

(i) To the Knowledge of Seller and Visteon, neither the Company nor any of its Subsidiaries organized under the laws of a country other than the United States (i) is a “passive foreign investment company” within the meaning of Section 1297 of the Code, (ii) is, or has ever been, a “personal holding company” within the meaning of Section 542 of the Code, (iii) is a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code or (iv) has an election in effect under Section 897(i) of the Code to be treated as a U.S. corporation. The Company and its Subsidiaries have complied in all respects with the intercompany transfer pricing provisions of Section 482 of the Code (and any analogous provision of any Law relating to Taxes), including the contemporaneous documentation and disclosure requirements thereunder.

(j) The unpaid Taxes of the Company and its Subsidiaries (i) did not, as of September 30, 2014, exceed the reserve for Tax Liabilities (rather than any reserve for deferred taxes established to reflect timing differences between book and tax income) set forth in the most recent unaudited balance sheet included in the Financial Statements and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company and its Subsidiaries. Since September 30, 2014, neither the Company nor any of its Subsidiaries has incurred any liability for Taxes outside of the ordinary course of business consistent with past practice.

It is agreed and understood that this Section 2.10 and Section 2.11 contain the sole and exclusive representations and warranties provided with respect to all matters relating to Taxes of, or with respect to, the Company or any of its Subsidiaries.

2.11 Labor and Employee Benefits Matters.

(a) Except as set forth on Schedule 2.11(a) or except as would not, individually or in the aggregate, reasonably be expected to have a negative impact that is material to the Company and its Subsidiaries, taken as a whole the Company and its Subsidiaries are in compliance with all applicable laws respecting employment and employment practices, including all laws respecting terms and conditions of employment, health and safety, wages and hours, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment and social security insurance.

(b) All interim severance payments made to employees of the Company and its Subsidiaries in Korea qualify as “Interim Severance” payments for purposes of the Employee Severance Income Security Act in Korea.

(c) Except as set forth on Schedule 2.11(c), and except as would not, individually or in the aggregate, reasonably be expected to have a negative impact that is material to the Company and its Subsidiaries, taken as a whole, no strike, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity has occurred, or to the Knowledge of Seller and Visteon, been threatened with respect to any Leased Employees, employees, contract employees, individual contractors, managers or consultants of the Company and/or its Subsidiaries or that could relate to the Company and/or its Subsidiaries. There is no representation petition pending, or to the Knowledge of Seller and Visteon, threatened with respect to any Leased Employees or any U.S. Employees of the Company and/or its Subsidiaries.

(d) (A) With respect to each Employee Benefit Plan intended to qualify under Section 401(a) of the Code nothing has occurred, whether by action or by failure to act, that caused or could cause the loss of such qualification or the imposition of any penalty or Tax liability; (B) all payments required by each Employee Benefit Plan, any collective bargaining agreement or other agreement, or by Law (including all contributions, insurance premiums or intercompany charges) with respect to all prior periods have been made or provided for by the Company or its Subsidiaries in accordance with the provisions of each of the Employee Benefit Plans, any collective bargaining agreement, other agreement, applicable Law and applicable accounting principles or applicable accounting rules; (C) no Action has been threatened, asserted or, instituted against any of the Employee Benefit Plans (other than non-material routine claims for benefits and appeals of such claims), any trustee or fiduciaries thereof, any affiliate, any employee, officer, director, stockholder or other service provider of the Company or its Subsidiaries (whether current, former or retired), or any of the assets of any trust of any of the Employee Benefit Plans; (D) each Employee Benefit Plan complies in form and has been maintained and operated in all material respects in accordance with its terms and applicable Law, including ERISA and the Code; (E) no non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code and Section 406 of ERISA, has occurred or is reasonably expected to occur with respect to any Employee Benefit Plan; and (F) no Employee Benefit Plan is under, and neither the Company nor its Subsidiaries has received any notice of, an audit or investigation by the IRS, Department of Labor or any other governmental entity, and no such completed audit, if any, has resulted in the imposition of any Tax or penalty; except, in each case, where any failure of such representations and warranties in this Section 2.11(d) to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a negative impact that is material to the Company and its Subsidiaries, taken as a whole.

(e) None of the Company or its Subsidiaries or any of their respective predecessors has ever contributed to, contributes to, has ever been required to contribute to, or otherwise participated in or participates in or in any way, directly or indirectly, has any liability with respect to any U.S. Pension Plan. Neither the Company nor any of its Subsidiaries will have any liability under, or with respect to, a U.S. Pension Plan on or after the Closing Date.

(f) The Company and its Subsidiaries have no liability, including liability for any compensation, wages, bonuses, severance, or employee benefits, with respect to any Leased Employee other than for payments made pursuant to the Visteon Employee Lease Agreement.

(g) Seller has delivered or made available a true, correct and complete list of all Leased Employees, including each such individual’s (i) name, (ii) job title or function, (iii) job location, (iv) salary or wage rate, (v) annual bonus opportunity for calendar year 2014, (vi) date of hire, (vii) visa type (if applicable), (viii) the employee benefits for which such individual is eligible and (ix) current status (as to leave or disability status, full-time or part-time, exempt or nonexempt and temporary or permanent status).

(h) Schedule 2.11(h) sets forth a true, correct and complete list of all Leased Employee Benefit Plans. Seller has delivered or made available to the Purchaser Representative copies of all material documents or summaries thereof embodying and relating to each Leased Employee Benefit Plan, including the plan document, all amendments thereto, all related trust documents and all summary plan descriptions. Unless otherwise agreed in writing by the parties to this Agreement, Seller shall be solely responsible for all fees, expenses and liabilities with respect to each Leased Employee Benefit Plan. No Leased Employee is entitled to any compensation or benefit by Visteon or any of its Subsidiaries that is not provided through the Visteon Employee Lease Agreement.

2.12 Real Property.

(a) Except as set forth on Schedule 2.12(a), (i) each material lease (a “Lease”) pursuant to which the Company or a Subsidiary of the Company leases Leased Real Property is in full force and effect and the Company or the applicable Subsidiary has a good and valid leasehold interest in the Leased Real Property pursuant to such Lease, free and clear of all Encumbrances other than Permitted Encumbrances, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect and (ii) there are no defaults by the Company or a Subsidiary (or any conditions or events that, after notice or the lapse of time or both, would constitute a default by the Company or a Subsidiary) and to the Knowledge of Seller and Visteon, there are no defaults by any other party to such Lease (or any conditions or events that, after notice or the lapse of time or both, would constitute a default by such other party) under such Lease, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Except as set forth on Schedule 2.12(b), (i) either the Company or one of its Subsidiaries has good and marketable title to all of the Owned Real Property, free and clear of any Encumbrances other than Permitted Encumbrances; (ii) there are no leases, licenses or occupancy agreements pursuant to which any third party is granted the right to use of the Owned Real Property; and (iii) there are no outstanding options or rights of first refusal to purchase the Owned Real Property, except, in each case, as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) There does not exist any actual or, to the Knowledge of Seller and Visteon, threatened or contemplated condemnation or eminent domain proceedings that affect any Owned Real Property or any part thereof.

2.13 Intellectual Property.

(a) All material registrations and applications for Intellectual Property owned by the Company and its Subsidiaries (the “Company Registered Intellectual Property”) are subsisting and, to the Knowledge of Seller and Visteon, valid and enforceable. Except for any Intellectual Property expressly licensed or otherwise provided or offered to the Company hereunder or under any Visteon Document and except as set forth on Schedule 2.13(a), there is no material Intellectual Property owned by Visteon and its Subsidiaries (other than the Company and its Subsidiaries) that is exclusively used in the business of the Company and its Subsidiaries as conducted as of the date hereof.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect there are no pending or, to the Knowledge of Seller and Visteon, threatened Actions of which the Company or any of its Subsidiaries has been given written notice by any Person against its use of any Intellectual Property. To the Knowledge of Seller and Visteon no Person is infringing, violating or misappropriating any Intellectual Property owned by the Company or any of its Subsidiaries, and no such claims have been asserted against any Person by Visteon, Seller, the Company or any of the Subsidiaries of the Company, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a negative impact that is material to the Company and its Subsidiaries, taken as a whole, to the Knowledge of Seller and Visteon, the Company and its Subsidiaries own the Intellectual Property owned by the Company or its Subsidiaries (the “Company Intellectual Property”) and used in connection with their business, in each case free and clear of all Encumbrances except for Permitted Encumbrances, and have adequate rights by license, lease or other agreement necessary to conduct the business of the Company and its Subsidiaries as currently conducted, in each case free and clear of all Encumbrances, except for Permitted Encumbrances.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Intellectual Property owned by the Company and its Subsidiaries, and the manufacturing, licensing, marketing, importation, offer for sale, sale or use of any products and services in connection with the business of the Company and its Subsidiaries, in each case, as currently conducted by the Company and its Subsidiaries, and the current business practices, methods and operations of the Company and its Subsidiaries, do not infringe, misappropriate or otherwise violate any Intellectual Property or other right of any Person (including pursuant to any non-disclosure agreements or obligations to which the Company or any of its Subsidiaries or any of their employees or former employees is a party) as of the date hereof. This Section 2.13(d) and Section 2.13(b) constitute the only representations and warranties of Visteon and Seller herein with respect to any actual or alleged infringement or other violation of any Intellectual Property of any Person.

(e) The Company and the Subsidiaries of the Company have taken commercially reasonably measures to protect the confidentiality of all material trade secrets and confidential proprietary information owned by the Company or its Subsidiaries, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No such trade secret that is owned by and material to the business of the Company and its Subsidiaries has been authorized to be disclosed or has been actually disclosed without authorization by Visteon, Seller, the Company or any of the Subsidiaries of the Company to any of their former employees, employees or any third Person other than pursuant to a nondisclosure agreement or other obligations of confidentiality restricting the disclosure and use of such trade secret material, in each case except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

2.14 Environmental Matters. Except as set forth on Schedule 2.14 , the Company and each of its Subsidiaries are in compliance with all applicable Environmental Laws (which compliance includes the possession by the Company and each of its Subsidiaries of all Permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof), except where failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 2.14, since January 1, 2012, neither the Company nor any of its Subsidiaries has received any communication (written or oral), whether from a Governmental Authority, citizens group, employee or otherwise, alleging that the Company or any of its Subsidiaries is not in such compliance or otherwise has liability arising under or pursuant to Environmental Law, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

2.15 Absence of Certain Changes. Except as set forth in Schedule 2.15 or as otherwise expressly contemplated or permitted by this Agreement, since September 30, 2014 to the date of this Agreement (a) the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with prior practice and (b) there has not occurred any change, event or circumstances that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

2.16 Material Contracts. Schedule 2.16 contains an accurate list as of the date of this Agreement of all the Contracts currently in effect of the following types to which the Company or a Subsidiary of the Company is a party or to which any of its assets or properties is subject (the “Material Contracts”):

(a) any Contract with any officer or director of the Company (other than an agreement with respect to compensation) or any Person directly or indirectly owning, controlling or holding with power to vote, 5% or more of the fully-diluted equity interests of the Company;

(b) any Contract purporting to restrict or prohibit the Company or any of its Subsidiaries from (i) engaging or competing in any business or (ii) engaging or competing in any business in any geographic area;

(c) any Contract relating to the incurrence, assumption or guarantee of any Indebtedness in an amount in excess of $15,000,000 or the equivalent thereof individually;

(d) any Contract for a joint venture, alliance, partnership or sharing of profits that is material to the operation of the Company and its Subsidiaries taken as a whole;

(e) any Contract that has any ongoing obligations for the sale of any material assets of the Company or any of its Subsidiaries other than in the ordinary course of business consistent with past practice or for the grant to any Person of any preferential rights to purchase any of its material assets;

(f) any Contract that has any ongoing obligations relating to the acquisition (by merger, purchase of stock or assets or otherwise) by the Company or any of its Subsidiaries of any material operating business or material assets or the capital stock of any other Person; and

(g) any Contract under which the Company or any of its Subsidiaries has made advances or loans in excess of $5,000,000 or the equivalent thereof to any other Person other than the Company or any of its Subsidiaries.

Seller has made available to the Purchaser Representative a true, correct and complete copy of each Material Contract, together with all material amendments, modifications or supplements thereto. Each Material Contract and each Contract with a Material Customer or Material Supplier is valid and binding on the Company or its applicable Subsidiary and, to the Knowledge of Seller and Visteon, is valid and binding on the other parties thereto, enforceable against each of them in accordance with its terms except in each case as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as set forth on Schedule 2.16, and except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company or its applicable Subsidiary that is a party to the Material Contract or a Contract with a Material Customer or Material Supplier and, to the Knowledge of Seller and Visteon, the other parties thereto are not in default or breach under any such Material Contract or Contract with a Material Customer or Material Supplier and no event has occurred that with the lapse of time or the giving of notice or both would constitute a breach or default on the Company, any of its Subsidiaries or any other party thereunder. There are no pending claims affecting the Material Contracts as of which the Company and its Subsidiaries have written notice, except where such default, breach or claim would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

2.17 Affiliate Transactions.

(a) Schedule 2.17 contains a true and complete list as of the date hereof of all existing material Contracts between (i) the Company, any of its Subsidiaries or any of their respective officers or directors or employees, on the one hand, and (b) Seller, any Affiliate of Seller (other than the Company or any of its Subsidiaries or any of their respective officers or directors) or any of their respective officers, directors or employees, on the other hand (each, a “Related Party Contract”).

(b) Except as set forth on Schedule 2.17, except for any properties or rights contemplated to be transferred to the Company pursuant to Section 4.15 and except for any properties or rights offered to Purchasers under the Transition Agreement or the Contracts contemplated by Section 2.17(a), none of Visteon or any of its Affiliates (other than the Company or any of its Subsidiaries) owns any material property or right, tangible or intangible, that is primarily used by the Company or any of its Subsidiaries in the operations of their businesses.

2.18 Customers and Suppliers. Except as set forth on Schedule 2.18, since January 1, 2014 through the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice from any Material Customer or Material Supplier that any such customer or supplier intends to change its business relationship with the Company or any of its Subsidiaries in a manner materially adverse to the Company and its Subsidiaries, taken as whole.

2.19 Insurance. Except as set forth on Schedule 2.19, the Company and its Subsidiaries have insurance policies in full force and effect which are in such amounts, with such deductibles and against such risks and losses, as are in all material respects reasonable for the business, assets and properties of the Company and its Subsidiaries. To the Knowledge of Seller and Visteon, except as set forth on Schedule 2.19 or as contemplated by Section 4.12 hereof, all material insurance policies of the Company and its Material Subsidiaries will remain in full force and effect immediately following the consummation of the transactions contemplated hereby.

2.20 Sanctions and Export Controls.

Except as set forth on Schedule 2.20(a),

(a) none of the Company or its Subsidiaries or their respective directors, officers, employees, or agents (i) is a person with whom transactions are prohibited or limited under the economic sanctions Laws administered by the United States Department of the Treasury Office of Foreign Assets Control (“OFAC”), or (ii) within the last three (3) years, has committed any violation of the economic sanctions Laws administered by OFAC;

(b) the Company and its Subsidiaries are and for the past three (3) years, have been in compliance with applicable export control Laws, including the Export Administration Regulations and the International Traffic in Arms Regulations;

(c) within the past three (3) years, the Company has made no voluntary disclosures to any Governmental Authority under the economic sanctions Laws administered by OFAC or export control Laws and, to the Knowledge of Seller and Visteon, has not been the subject of any governmental investigation or inquiry regarding the compliance of the Company or its Subsidiaries with such Laws, nor been assessed any fine or penalty in regard to compliance with such Laws; and

(d) since December 1, 2012 neither the Company nor any of its Subsidiaries has been subject to a shutdown or import or export prohibition by a Governmental Authority and, to the Knowledge of Seller and Visteon, no Governmental Authority is considering such actions.

2.21 Anti-Corruption and Anti-Bribery Laws. Within the last three (3) years, neither Visteon, the Company or any of its Subsidiaries, nor any of their respective officers, directors, employees, nor, to the Knowledge of Seller and Visteon, any agents, representatives, consultants, or any other Person associated with or acting for or on behalf of the Company, has, directly or indirectly, in the case of (1) through (3) below, in order to assist the Company in obtaining or retaining business on behalf of, securing an improper advantage on behalf of, or directing business to, the Company or any other Person: (1) made, offered or promised to make or offer any payment, loan or transfer of anything of value, including any reward, advantage or benefit of any kind, to or for the benefit of any Government Official, candidate for public office, political party or political campaign, for the purpose of (i) influencing any act or decision of such Government Official, candidate, party or campaign, (ii) inducing such Government Official, candidate, party or campaign to do or omit to do any act in violation of a lawful duty, (iii) obtaining or retaining business for or with any person, or (iv) otherwise securing any improper advantage; (2) paid, offered or promised to pay or offer any bribe, payoff, influence payment, kickback, unlawful rebate, or other similar unlawful payment of any nature; (3) made, offered or promised to make or offer any unlawful contributions, gifts, entertainment or other unlawful expenditures; (4) established or maintained any unlawful fund of corporate monies or other properties; (5) created or caused the creation of any false or inaccurate books and records of the Company related to any of the foregoing; or (6) otherwise violated any provision of the Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq., or any other applicable anti-corruption or anti-bribery law.

2.22 Products. Except as set forth on Schedule 2.22, since January 1, 2011 through the date of this Agreement, there have been no voluntary or involuntary product recalls involving products manufactured, marketed, distributed, transported, sold or offered for sale by the Company or any of its Subsidiaries that resulted in costs incurred by the Company or any of its Subsidiaries in excess of $50,000,000 individually or in the aggregate.

2.23 Subsidies. Except as set forth on Schedule 2.23, neither the Company, nor any of its Subsidiaries is subject to any arrangement for receipt or repayment of any material grant, subsidy or financial assistance from any Governmental Authority.

2.24 Vote Required. The adoption of a resolution authorizing this Agreement and the transactions contemplated hereby, including the Transaction, by the holders of a majority of the outstanding shares of Visteon Common Stock entitled to vote thereon at the Stockholders’ Meeting (the “Requisite Stockholder Approval”), and the adoption of a resolution authorizing this Agreement and the transactions contemplated hereby, including the Transaction, by the sole member of Seller, are the only votes of holders of securities of Visteon, Seller or the Company that are required in connection with the consummation of the Transaction and the other transactions contemplated hereby.

2.25 Brokers. Visteon and Seller are and shall be solely responsible for the fees and expenses of any broker, financial advisor, finder or investment banker entitled to any brokerage, financial advisor’s, finder’s or other fee or commission, or the reimbursement of expenses in connection therewith, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Visteon, Seller, the Company or any of their respective Affiliates or Subsidiaries.

2.26 Opinion of Financial Advisor. The board of directors of Visteon has received the opinion (the “Fairness Opinion”) of Rothschild, Inc. (the “Financial Advisor”), dated the date of this Agreement, to the effect that, as of such date, and subject to the various assumptions and qualifications set forth therein, the Purchase Price to be paid by Purchasers to Seller pursuant to this Agreement is fair, from a financial point of view, to Visteon.

2.27 Disclaimer. EXCEPT AS SET FORTH IN THIS ARTICLE II, NONE OF VISTEON, SELLER, THEIR RESPECTIVE AFFILIATES OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR REPRESENTATIVES MAKE OR HAVE MADE ANY OTHER REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, IN RESPECT OF VISTEON, SELLER, THE COMPANY OR THEIR RESPECTIVE AFFILIATES. ANY SUCH OTHER REPRESENTATION OR WARRANTY IS HEREBY EXPRESSLY DISCLAIMED.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PURCHASERS

Each Purchaser represents and warrants, severally and not jointly and severally, to Seller as follows; provided that only Hahn represents and warrants to Seller the matters set forth in Sections 3.06(b), 3.09(a) and 3.09(b) and only Hankook Tire represents and warrants to Seller the matters set forth in Section 3.09(c):

3.01 Organization, Authority and Enforceability.

(a) Such Purchaser (in the case of Hahn) is a limited company and (in the case of Hankook Tire) is a corporation, in each case duly organized and validly existing under the Laws of Korea and has all requisite corporate power an authority to own, lease and operate its properties and to carry on its business as now conducted. Such Purchaser is duly qualified or authorized to do business as a foreign corporation and is in good standing under the laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing would not, individually or in the aggregate, materially and adversely affect the ability of such Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.

(b) Such Purchaser has all necessary corporate power and authority to enter into, execute, deliver and perform its obligations under this Agreement. The execution and delivery, and performance of the obligations under, this Agreement by such Purchaser have been duly authorized by all requisite action on the part of such Purchaser. This Agreement has been, and each applicable Purchaser Document will be at or prior to the Closing, duly executed and delivered by such Purchaser and, assuming due authorization, execution and delivery by Seller and Visteon, this Agreement is, and each such Purchaser Document when executed and delivered will be, a legal, valid and binding obligation of such Purchaser, enforceable against it in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar Laws of general application affecting enforcement of creditors’ rights generally.

3.02 No Conflicts. Assuming all Consents contemplated by Section 3.03 have been obtained, and except as may result from any facts or circumstances relating to Visteon or any of its Subsidiaries, the execution, delivery and performance of this Agreement, or any other applicable Purchaser Documents by such Purchaser do not and shall not violate, conflict with or result in the breach of or default under (with or without due notice or lapse of time or both) or give rise to a right of termination or cancellation under any provision of: (a) any organizational documents of such Purchaser; (b) any Law or Governmental Order applicable to such Purchaser or its respective properties; or (c) any of the terms, conditions or provisions of any Contract to which such Purchaser or any of its Affiliates is a party or by which such Purchaser or any of its Affiliates or any of their respective properties or assets may be bound except, in the case of clauses (b) or (c), as would not, individually or in the aggregate, materially and adversely affect the ability of such Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.

3.03 Governmental Consents and Approvals. Except as set forth on Annex 3.03, the execution, delivery and performance of this Agreement, or any other applicable Purchaser Documents, by such Purchaser does not and shall not require any Consent of any Governmental Authority, except: (a) pursuant to the requirements of Antitrust Laws of applicable jurisdictions; (b) as may be necessary as a result of any facts or circumstances relating to Visteon or any of its Subsidiaries; or (c) to the extent failure to obtain such Consent would not prevent or materially delay the consummation by such Purchaser of the transactions contemplated by this Agreement.

3.04 Litigation. As of the date hereof, there is no Action pending or, to the Knowledge of such Purchaser, threatened against such Purchaser or which such Purchaser is otherwise a party challenging the legality, validity or enforceability of this Agreement, the Purchaser Documents or the consummation of the Transaction and the other transactions contemplated hereby or thereby. Except as set forth on Annex 3.04, neither such Purchaser nor any of its Affiliates is subject to any Governmental Order that would, individually or in the aggregate, materially and adversely affect the ability of such Purchaser to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.

3.05 Permits. Such Purchaser possesses or shall possess prior to the Closing all required Permits necessary to own the proportion of the Shares set forth opposite such Purchaser on Annex 1.01 in compliance with all requirements of applicable Law other than those Permits for which the failure to possess would not prevent or materially delay the consummation by such Purchaser of the transactions contemplated by this Agreement.

3.06 Qualification to Purchase.

(a) The Shares are being acquired for investment purposes only for such Purchaser’s own account and not with a view to or in connection with any distribution, reoffer, resale, or other disposition not in compliance with the Securities Act and applicable securities Laws or Korea.

(b) Hahn is an investment purpose company, the sole qualified investment vehicle permitted to be utilized under the Financial Investment Services and Capital Markets Act of Korea by a Korean private equity fund. Each of the shareholders of Hahn is a “professional investor” as defined under the Financial Investment Services and Capital Markets Act of Korea.

(c) Such Purchaser is experienced and sophisticated with respect to the transactions contemplated by this Agreement and has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares. Such Purchaser recognizes the highly speculative nature and risk of loss associated with an investment in the Company and that it could suffer a complete loss of the investment and is capable of bearing the economic risks of such loss.

3.07 Information Supplied. None of the information supplied or to be supplied by or on behalf of such Purchaser or any of its Affiliates expressly for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the stockholders of Visteon and at the time of the Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, provided that no representation or warranty is made by such Purchaser with respect to information supplied by or on behalf of Visteon or any of its Subsidiaries (including the Company and its Subsidiaries).

3.08 Brokers. Purchasers shall be solely responsible for the fees and expenses of any broker, finder or investment banker entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Purchasers or either Purchaser.

3.09 Financing.

(a) Hahn has delivered to Visteon true, correct and complete copies of (1) the executed senior commitment and underwriting letter, dated December 12, 2014 among Hahn, Korea Exchange Bank, Shinhan Bank and Woori Investment & Securities Co., Ltd. and the executed junior commitment and underwriting letter, dated December 12, 2014 among Hahn and Woori Investment & Securities Co., Ltd. (Korea Exchange Bank, Shinhan Bank and Woori Investment & Securities Co., Ltd. together, the “Lenders”), together with any related fee letters, including, in each case, all exhibits, schedules, annexes and amendments thereto (together, the “Debt Commitment Letters”) (which, in each case, may be redacted with respect to any provisions that would not affect the conditionality, enforceability, availability, termination or the aggregate principal amount of the Debt Financing), pursuant to which, and subject to the terms and conditions thereof, the Lenders have committed to lend the amounts set forth therein to Hahn for the purpose of funding the Transaction (the “Debt Financing”), and (2) the executed equity commitment letters, dated as of the date hereof (the “Equity Commitment Letters” and, together with the Debt Commitment Letters, the “Commitment Letters”) from Hahn & Company I L.P., Hahn & Company II L.P., Hahn & Company II-A L.P. and HCPE II, LP (the “Sponsors”) pursuant to which the Sponsors have committed to invest the amounts set forth therein (the “Equity Financing” and, together with the Debt Financing, the “Financing”). The Equity Commitment Letters provide, and will continue to provide, that the Company is a third party beneficiary thereof in each case.

(b) As of the date hereof, all of the Commitment Letters are in full force and effect and have not been withdrawn, rescinded, repudiated or terminated or otherwise amended, supplemented or modified in any respect. As of the date hereof, each of the Commitment Letters, in the form so delivered, is a legal, valid, binding and enforceable obligation of Hahn and, to the Knowledge of Hahn, the other parties thereto, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar Laws of general application affecting enforcement of creditors’ rights generally. As of the date hereof, there are no side letters or other agreements, Contracts or arrangements to which Hahn and its Affiliates are parties (except for customary engagement letters and fee letters related to the Debt Financing, a copy (which, with respect to the fee letters, may be redacted with respect to any provisions that would not affect the conditionality, enforceability, availability, termination or the aggregate principal amount of the Debt Financing) of each of which has been provided to Visteon, and customary non-disclosure agreements that do not impact the conditionality of the Financing) relating to the Commitment Letters or commitments contemplated thereby. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (i) constitute a default or breach on the part of Hahn or, to the Knowledge of Hahn, any other Person under any term of the Commitment Letters, (ii) constitute or result in a failure of any condition to the obligations of the Financing Sources in the Commitment Letters, (iii) make any of the assumptions or any of the statements set forth in the Commitment Letters inaccurate in any material respect or (iv) otherwise result in any portion of the Financing contemplated thereby to be unavailable. As of the date hereof, subject to the accuracy of the representations and warranties of Visteon and Seller set forth in Article II and the satisfaction of the conditions set forth in Sections 5.01 and 5.02, Hahn has no reason to believe that it would be unable to satisfy on a timely basis any term or condition of the Commitment Letters required to be satisfied by it or that the full amount of the Financing will not be funded at the Closing. As of the date hereof, Hahn has not received any notice or other communication from any party to any of the Commitment Letters with respect to (i) any actual or potential breach or default on the part of Hahn or any other party to any of the Commitment Letters or (ii) any intention of such party to terminate any of the Commitment Letters or to not provide all or any portion of the Financing. As of the date hereof, Hahn knows of no fact, occurrence, circumstance or condition that would reasonably be expected to cause any of the Commitment Letters to terminate, to be withdrawn, repudiated, rescinded or modified or to be or become ineffective, except in accordance with its terms or otherwise cause the full amount (or any portion) of the funds contemplated to be available under the Commitment Letters to not be available to Hahn on a timely basis (and in any event as of the Closing). Hahn has fully paid any and all commitment fees or other fees required by the Commitment Letters to be paid on or before the date of this Agreement. Assuming (1) the Financing is funded in accordance with the Commitment Letters (after giving effect to the flex provisions), (2) the accuracy of the representations and warranties set forth in Article II, and (3) the satisfaction of the conditions set forth in Sections 5.01 and 5.02, the aggregate proceeds from the Financing will be sufficient to fund all of the amounts required to be provided by Hahn for the consummation of the transactions contemplated hereby, and are sufficient for the satisfaction of all of Hahn’s obligations under this Agreement, including the payment of the proportion of the Purchase Price set forth opposite Hahn on Annex 1.01, and the payment of all associated costs and expenses of the Transaction to be borne by Hahn. There are no conditions precedent to the funding or investing, as applicable, of the full amount of the Financing, including in any customary fee letters and engagement letters, other than as expressly set forth in the Commitment Letters. Other than the Commitment Letters, there are no other Contracts, arrangements or understandings (written or oral) to which Hahn and its Affiliates are parties directly or indirectly related to the Financing (except for customary engagement letters and fee letters related to the

Debt Financing, a copy (which, with respect to the fee letters, may be redacted with respect to any provisions that would not affect the conditionality, enforceability, availability, termination or the aggregate principal amount of the Debt Financing) of each of which has been provided to Visteon, and customary non-disclosure agreements that do not impact the conditionality of the Financing).

(c) Hankook Tire has available to it as of the date hereof, and will have available to it at the Closing, funds sufficient to, enable Hankook Tire to perform all of its obligations hereunder, including delivering the proportion of the Purchase Price set forth opposite Hankook Tire on Annex 1.01, as and when contemplated by this Agreement, and the payment of all associated costs and expenses of the Transaction to be borne by Hankook Tire.

3.10 Solvency; Fraudulent Conveyance. Immediately after giving effect to the transactions contemplated by this Agreement and assuming the accuracy of the representations and warranties in Article II, such Purchaser shall own assets on a consolidated basis which have a fair saleable value (if sold as an entirety with reasonable promptness in an arm’s length transaction under present conditions) in excess of its Liabilities that are required to be reflected or reserved against in a consolidated balance sheet of such Purchaser prepared in accordance with K-IFRS as applied in preparing the balance sheets of such Purchaser. Immediately after giving effect to the transactions contemplated hereby, such Purchaser shall not have unreasonably small capital on a consolidated basis to engage in business. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of such Purchaser and its Affiliates. For the avoidance of doubt, such Purchaser makes no representations under this Section 3.10 regarding the Company or any of its Subsidiaries.

3.11 Investigation by Purchasers. Such Purchaser has conducted its own independent review and analysis of the businesses, assets, condition, operations and prospects of the Company and its Subsidiaries. In entering into this Agreement, such Purchaser acknowledges that, except for the representations and warranties of Visteon and Seller expressly set forth in Article II, none of Visteon or Seller nor any of their respective Affiliates, directors, officers, employees, agents or advisors makes any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to such Purchaser or any of its directors, officers, employees, agents or advisors. Without limiting the generality of the foregoing, none of Visteon or Seller nor any of their respective Affiliates, directors, officers, employees, agents or advisors or any other Person has made a representation or warranty to such Purchaser with respect to (a) any projections, estimates or budgets for the Company and its Subsidiaries or (b) any material, documents or information relating to the Company or its Subsidiaries made available to such Purchaser or its directors, officers, employees, agents or advisors in any “data room” or otherwise, except as expressly and specifically covered by a representation or warranty set forth in Article II.

3.12 Certain OFAC Matters. None of such Purchaser or any of its Affiliates, or any of their respective Representatives, or any Person providing equity financing to such Purchaser, in the case of Hahn, has been or is a Person that is, or is owned or controlled by a Person: (i) designated on any list of any U.S. Governmental Authority relating to economic or trade sanctions, including OFAC’s Specially Designated Nationals and Blocked Persons List, the U.S. Department of Commerce Denied Persons List, the U.S. Department of Commerce Entity List, the U.S. Department of State Debarred List, and the U.S. Department of State sanctions lists; (ii) located, organized or resident in a country or territory that is the target of comprehensive economic sanctions Laws administered by OFAC (currently, Cuba, Iran, North Korea, Sudan and Syria); or (iii) otherwise the target of the economic sanctions Laws enforced by OFAC.

ARTICLE IV

COVENANTS AND AGREEMENTS

4.01 Conduct of the Business. From the date of this Agreement until the Closing (or until the earlier termination of this Agreement in accordance with Section 6.01), except as expressly required by applicable Law, as set forth on Schedule 4.01, as specifically contemplated by or required to implement this Agreement or as otherwise waived or consented to in writing by the Purchaser Representative (which waivers or consents shall not be unreasonably withheld), Visteon shall cause the Company and its Subsidiaries to:

(a) carry on their respective businesses in all material respects in the ordinary course of business consistent with past practice;

(b) use commercially reasonable efforts to preserve intact the business operations, organization and the goodwill of their respective businesses and the relationships of the Company and its Subsidiaries with their customers, suppliers, distributors, contract manufacturers and landlords;

(c) keep in full force and effect all appropriate insurance policies covering all material assets of the Company and its Subsidiaries;

(d) not amend the certificate or articles of incorporation or by-laws (or other comparable corporate charter documents) of the Company or any of its Material Subsidiaries in any material respect or take any action with respect to any such amendment or any recapitalization (including a stock split, combination, capital reduction or similar change in capitalization or amendment of the terms of outstanding securities of the Company or any of its Material Subsidiaries), reclassification, reorganization, liquidation or dissolution of the Company or any of its Material Subsidiaries;

(e) not authorize, issue, sell, transfer or otherwise dispose of or (solely with respect to the Company and its Material Subsidiaries) pledge or encumber any shares of capital stock of the Company or any of its Subsidiaries or grant or otherwise issue options, warrants, calls or other rights to purchase or otherwise acquire shares of the capital stock or other securities of, or other ownership interests in, the Company or any of its Subsidiaries;

(f) not declare, set aside or pay any dividend or other distribution in respect of the capital stock or other equity interests of the Company or any of its Subsidiaries other than dividends or other distributions (i) payable in cash in an amount in compliance with the applicable organizational documents and consistent with past practice by a Subsidiary of the Company pro rata to its stockholders or (ii) by the Company for the fiscal year ended December 31, 2014, in each case subject to Schedule 4.01(f);

(g) not repurchase, redeem or otherwise acquire any outstanding shares of the capital stock or other securities of, or other ownership interests in, the Company, any of its non-wholly owned Subsidiaries or any joint venture in which the Company or any of its Subsidiaries have invested.

(h) not commence or continue any material acquisition by, or any merger, spin-off, split-off, comprehensive share exchange or transfer, dissolution or winding up of, the Company or any of its Subsidiaries;

(i) not make any change in financial or Tax accounting methods, principles or practices, except as may be required by K-IFRS, or applicable Law;

(j) not: (i) dispose of any material assets, other than in the ordinary course of business consistent with past practice; (ii) write off, forgive, waive or otherwise cancel, in whole or in part, any material account receivable (other than intercompany receivables), except as required by K-IFRS or applicable Law; (iii) write off, forgive, waive or otherwise cancel, in whole or in part, any other material Liability (other than intercompany Liabilities), except as required by K-IFRS or applicable Law; or (iv) acquire any material asset or material property other than in the ordinary course of business consistent with past practice;

(k) not enter into or modify in any material respect any Contract with any Related Persons, other than Contracts relating to product sales in the ordinary course of business consistent with past practice;

(l) not enter into, modify in any material respect, terminate or renew any Material Contract outside of the ordinary course of business consistent with past practice;

(m) not (i) increase the salary or other compensation of any director, employee at a director (sangmoo in Korean) level or more senior level employee or any class of employee of the Company or any of its Material Subsidiaries or any Leased Employee, except for increases in the ordinary course of business consistent with past practice, (ii) grant any unusual or extraordinary bonus, benefit or other direct or indirect compensation to any director, employee at a director (sangmoo in Korean) level or more senior level employee or any class of employee of the Company or any of its Material Subsidiaries or any Leased Employee, whether in connection with the Transaction or otherwise, (iii) materially increase the coverage or benefits available under any (or create any new) severance pay, termination pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other employee benefit plan or arrangement made to, for, or with any of the directors, employees at a director (isa in Korean) level or more senior level employee or, other than in the ordinary course of business consistent with past practice, any class of employee of the Company or any of its Material Subsidiaries or any Leased Employees or (iv) transfer the employment of any directors, employees at a manager (gwajang in Korean) level or more senior level employee or any class of employee of the Company or any of its Material Subsidiaries to any of Visteon, Seller or their respective Affiliates (other than the Company and its Subsidiaries);

(n) not enter into, modify in any material respect or terminate any labor or collective bargaining agreement of the Company or any of the Subsidiaries with respect to employees in the Republic of Korea;

(o) not hire any employee that would be entitled to receive annual base salary and incentive bonus opportunity of $500,000 or the equivalent thereof or more;

(p) not settle or compromise any pending or threatened Action with respect to the Company and its Subsidiaries other than settlements or compromises (i) resulting in payments or receipt of monetary damages only that are less than $5,000,000 individually or $25,000,000 in the aggregate or (ii) if involving any non-monetary outcome, that will not have a negative impact that is material to the business of the Company and its Subsidiaries taken as a whole;

(q) not cancel or compromise any material debt or waive or release any material right of the Company or any of the Subsidiaries except in the ordinary course of business consistent with past practice; and

(r) not authorize any of, or commit, resolve, propose or agree in writing or otherwise to take any of, the foregoing actions in clauses (e) through (q) above.

4.02 Preparation of the Proxy Statement; Stockholders’ Meeting.

(a) Subject to each Purchaser’s timely performance of its obligations under Section 4.02(b), Visteon shall, as promptly as reasonably practicable (and in no event later than 45 calendar days, subject to a later date being consented to by the Purchaser Representative not to be unreasonably withheld, delayed or conditioned) following the date of this Agreement, prepare and shall cause to be filed with the SEC in preliminary form the Proxy Statement. Visteon shall promptly, and in any event within forty eight (48) hours, notify the Purchaser Representative upon the receipt of any comments from the SEC or the staff of the SEC or any request from the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement, and shall promptly, and in any event within forty eight (48) hours, provide the Purchaser Representative with copies of all correspondence between Visteon and its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand. Visteon shall use commercially reasonable efforts to (i) respond as promptly as reasonably practicable to any comments of the SEC or the staff of the SEC with respect to the Proxy Statement, (ii) have the Proxy Statement cleared by the staff of the SEC as soon as reasonably practicable after such filing and (iii) cause the Proxy Statement to be mailed to its stockholders as promptly as practicable thereafter; provided, however, that, notwithstanding anything to the contrary in this Agreement, Visteon shall not be required to call, give notice of or convene the Stockholders’ Meeting (as described in Section 4.02(d)) or mail the Proxy Statement, in each case prior to the end of the Go-Shop Period. Prior to responding to any written comments or requests of the SEC or its staff or the filing or mailing of the Proxy Statement, Visteon (x) shall provide the Purchaser Representative with a reasonable opportunity to review and comment on any drafts of the Proxy Statement and related correspondence and filings and (y) shall give reasonable and good faith consideration in such drafts, correspondence and filings to all comments proposed by the Purchaser Representative.

(b) Each Purchaser shall provide to Visteon all information concerning such Purchaser as may be reasonably requested by Visteon in connection with the Proxy Statement and shall otherwise reasonably assist and cooperate with Visteon in the preparation of the Proxy Statement and resolution of comments of the SEC or its staff related thereto. Each Purchaser shall cause the information relating to such Purchaser supplied by it for inclusion in the Proxy Statement, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Stockholders’ Meeting, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that such Purchaser’s obligations under this Section 4.02(b) shall not extend to information supplied by it for inclusion in the Proxy Statement that is derived in whole or in part from information supplied by or on behalf of Visteon or any of its Subsidiaries (including the Company and its Subsidiaries), but the exclusion in the proviso shall only apply to the portion of such information that is so derived.

(c) Visteon shall cause the information relating to Visteon, Seller and the Company and its Subsidiaries supplied by it for inclusion in the Proxy Statement, at the time of the mailing of the Proxy Statement or any amendments or supplements thereto, and at the time of the Stockholders’ Meeting, not to contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that Visteon’s obligations under this Section 4.02(c) shall not extend to information supplied by it for inclusion in the Proxy Statement that is derived in whole or in part from information supplied by or on behalf of either Purchaser, but the exclusion in the proviso shall only apply to the portion of such information that is so derived.

(d) In accordance with Visteon’s Second Amended and Restated Certificate of Incorporation and Third Amended and Restated Bylaws, as amended (collectively, “Visteon’s Organizational Documents”), Visteon shall, as promptly as practicable (i) establish a record date for and give notice of a meeting of its stockholders, for the purpose of voting to adopt a resolution authorizing this Agreement and the transactions contemplated hereby, including the Transaction, as contemplated by this Agreement (the “Stockholders’ Meeting”), (ii) cause the Proxy Statement to be mailed to Visteon’s stockholders as of such record date (the date of such mailing, the “Proxy Date”) and (ii) duly call, convene and hold the Stockholders’ Meeting (in no event later than 45 calendar days following the Proxy Date). Any adjournment or postponement of the Stockholders’ Meeting shall require the prior written consent of the Purchaser Representative (not to be unreasonably withheld, conditioned or delayed) other than (x) if it is required to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which Visteon’s outside counsel has advised Visteon is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Visteon’s stockholders prior to the Stockholders’ Meeting; or (y) if insufficient shares of Visteon Common Stock are present in person or by proxy prior to the start of the Stockholders’ Meeting to constitute a quorum; provided, that Visteon shall consult with the Purchaser Representative in good faith regarding any adjournment or postponement contemplated by clauses (x) and (y) prior thereto. After Visteon has established a record date for the Stockholders’ Meeting, Visteon shall not change such record date or establish a different record date for the Stockholders’ Meeting without the prior written consent of the Purchaser Representative (not to be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law or Visteon’s Organizational Documents.

(e) If at any time prior to the Closing any event or circumstance should be discovered by Visteon which, pursuant to the Securities Act or Exchange Act, should be set forth in an amendment or a supplement to the Proxy Statement, Visteon shall promptly inform the Purchaser Representative and shall, in accordance with the procedures set forth in this Section 4.02, prepare and file with the SEC such amendment or supplement as soon thereafter as is reasonably practicable and to the extent required by applicable Law, cause such amendment or supplement to be distributed to its stockholders. Each of Visteon and each Purchaser agree to promptly correct any information provided by such party for use in the Proxy Statement which shall have become false or misleading.

(f) Subject to the ability of the board of directors of Visteon to make an Adverse Recommendation Change in accordance with Section 4.05, the board of directors of Visteon shall make the Visteon Recommendation with respect to the approval of the Transaction, and include such recommendation in the Proxy Statement.

(g) Unless the board of directors of Visteon makes an Adverse Recommendation Change in accordance with Section 4.05, Visteon shall use reasonable best efforts to solicit proxies in favor of the adoption of this Agreement and the Transaction in compliance with all applicable Laws and all rules of the applicable securities exchange.

4.03 Access to Information; Confidentiality.

(a) From the date hereof until the Closing (or until the earlier termination of this Agreement in accordance with Section 6.01), upon reasonable notice, Visteon shall use commercially reasonable efforts to, and to cause the Company to: (i) afford the Purchaser Representative and its authorized Representatives reasonable access to the properties and Books and Records and senior management of the Company and its Subsidiaries and the Persons listed on Schedule 4.03(a)(i); and (ii) furnish to the officers, directors, employees, and Representatives of the Purchaser Representative such additional financial and operating data and other information regarding the business of the Company (or copies thereof) as the Purchaser Representative may from time to time reasonably request; provided, however, that any such access or furnishing of information shall be scheduled and coordinated through the Transition Steering Committee and shall be conducted at Purchasers’ expense, during normal business hours, under the supervision of Visteon’s or its Affiliates’ personnel and in such a manner as not to unreasonably interfere with the normal operations of the business of the Company; further provided, that neither Visteon nor any of its Subsidiaries, including the Company, shall be required to disclose any information to the Purchaser Representative if such disclosure would in Visteon’s reasonable judgment: (x) cause significant competitive harm to Visteon or its Subsidiaries, including the Company, if the transactions contemplated hereby are not consummated; (y) result in loss of any attorney-client or other legal privilege or (z) contravene any applicable Laws, fiduciary duty or binding agreement entered into prior to the date hereof; provided that Visteon shall have used commercially reasonable efforts to (A) in the case of (x), provide other information addressing the Purchaser Representative’s request to the extent reasonably available to Visteon and (B) obtain applicable consents or disclose such information in a way that would not violate such Law, duty or agreement or lose such privilege (provided, however, that if Visteon or its Subsidiaries elect not to disclose information that is subject to non-disclosure or confidentiality arrangements, at the reasonable request of the Purchaser Representative, Seller shall use commercially reasonable efforts to obtain, or have the Company use its commercially reasonable efforts to obtain, a consent or waiver with respect to such non-disclosure or confidentiality arrangements).

(b) The terms of the Confidentiality Agreement, dated as of September 18, 2014, between Visteon and an Affiliate of Hahn (the “Confidentiality Agreement”), shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement and the obligations of Hahn under this Section 4.03(b) shall terminate; provided, however, that, from and after the Closing, except as would have been permitted under the terms of the Confidentiality Agreement, each of Visteon and each Purchaser shall, and shall cause their respective officers, directors, employees, authorized Representatives and Affiliates to, treat and hold as confidential, and not disclose to any Person, information related to the discussions and negotiations between the parties regarding this Agreement and the transactions contemplated hereby and all confidential information relating to the other parties. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect. Visteon hereby gives consent to Hahn to disclose Evaluation Material to any potential debt financing sources in connection with the Debt Financing or Alternative Financing, provided that such debt financing source is subject to a customary confidentiality agreement.

(c) Nothing provided to the Purchaser Representative pursuant to Section 4.03(a) shall in any way amend or diminish Hahn’s obligations under the Confidentiality Agreement. Hahn acknowledges and agrees that any information provided to the Purchaser Representative pursuant to Section 4.03(a) or otherwise by or on behalf of Seller or its Subsidiaries, including the Company, or any of their respective officers, directors, employees or authorized Representatives shall be subject to the terms and conditions of the Confidentiality Agreement.

4.04 Regulatory and Other Authorizations; Notices and Consents.

(a) At the written request of Visteon or the Purchaser Representative, as applicable, each of Visteon and each Purchaser shall use its commercially reasonable efforts to, and Visteon shall cause the Company and its Subsidiaries to use their respective commercially reasonable efforts to, obtain promptly (i) all necessary waivers for any material Contract to which (A) a Purchaser, Visteon or Seller is a party or (B) to which the Company or any of its Subsidiaries is a party and which is listed on Schedule 4.04, in each case, under which the consummation of the transaction contemplated under this Agreement would, or would reasonably be expected to, conflict with, result in the breach of, constitute a default under, result in the acceleration of, or create in any Person the right to accelerate, terminate, suspend, modify, or cancel such material Contract; provided that the parties acknowledge and agree that the receipt of any such Consents shall not be a condition to Closing and (ii) all Consents of all Governmental Authorities that are required for the performance of its and the other parties’ obligations pursuant to, and the consummation of the transactions contemplated by, this Agreement, including Consents of Governmental Authorities under Antitrust Laws; provided that the parties acknowledge and agree that the receipt of any such Consents (other than as specifically contemplated by Section 5.01(b)) shall not be a condition to Closing. Visteon and each Purchaser shall reasonably cooperate in promptly seeking to obtain all such Consents; provided, however, that none of Visteon or any of its Subsidiaries, including the Company, or either Purchaser and its Affiliates shall be required to pay any fees or other payments to any such Governmental Authorities in order to obtain any such Consent (other than normal filing fees that are imposed by Law). Other than as permitted under Section 4.05, neither Visteon nor either Purchaser shall, and Visteon shall cause the Company not to, knowingly enter into any acquisition or other agreement, make any announcement with respect to any transaction or take any other action that would reasonably be expected to have the effect of materially delaying, impairing or impeding the receipt of any Consents of any Governmental Authority. Each of Visteon and each Purchaser agree to make, or to cause to be made, any filing or notification required by any Antitrust Laws of any applicable jurisdictions, in each case, with respect to the transactions contemplated by this Agreement (including those with respect to the jurisdictions set forth in Schedule 5.01(b))as promptly as practicable after the date of this Agreement, and to supply promptly any additional information and documentary material that may be requested by Governmental Authorities pursuant to the Antitrust Laws of any applicable jurisdictions. If any objections are asserted with respect to the transactions contemplated hereby under the Antitrust Laws of any applicable jurisdictions or if any Action is instituted or threatened by any Governmental Authority or any private party challenging any of the transactions contemplated hereby as violative of the Antitrust Laws of any applicable jurisdictions, each of Visteon and each Purchaser shall use its commercially reasonable efforts to promptly resolve such objections in order to avoid the entry of, or to effect the dissolution, vacating, lifting, altering or reversal of, any order that has the effect of restricting, preventing or prohibiting the consummation of the transactions contemplated by this Agreement.

(b) Except with respect to Taxes: Each party to this Agreement shall promptly notify the other parties of any communication it or, to such party’s knowledge, any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permit the other parties to review in advance any proposed communication by such party to any Governmental Authority relating to the matters that are the subject of this Agreement. None of Visteon or either Purchaser, as applicable, shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation (including any settlement of the investigation), litigation or other inquiry related to the transactions contemplated by this Agreement unless it consults with Visteon, in the case of either Purchaser, or the Purchaser Representative, in the case of Visteon, in advance and, to the extent permitted by such Governmental Authority, gives Visteon, in the case of either Purchaser, or the Purchaser Representative, in the case of Visteon, the opportunity to attend and participate at such meeting. Subject to the Confidentiality Agreement, the parties to this Agreement shall coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing. Subject to the Confidentiality Agreement, the parties to this Agreement shall provide each other party with copies of all correspondence, filings or communications between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement.

4.05 Go-Shop; Competing Proposals.

(a) Notwithstanding anything to the contrary in this Agreement, during the period commencing on the date of this Agreement and ending at 11:59 p.m. (New York time) on January 31, 2015 (the “Go-Shop Period”), Visteon and its Subsidiaries and their Representatives shall be permitted (acting under the direction of Visteon’s board of directors) to, directly or indirectly, (i) solicit, initiate, encourage and facilitate (publicly or otherwise) any inquiry, discussion, offer, proposal or request that could constitute, or could reasonably be expected to lead to, a Competing Proposal from any Third Party, other than a Restricted Party, (ii) grant a waiver under or terminate any “standstill” or similar obligation of any Third Party, other than a Restricted Party, with respect to Visteon or any of its Subsidiaries to allow such Third Party to submit a Competing Proposal in compliance with this Section 4.05 and (iii) engage in or enter into, continue or otherwise participate in discussions and negotiations with, and furnish non-public information relating to Visteon and its Subsidiaries and afford access to the books and records of Visteon, the Company and its Subsidiaries to any Third Party (and its Representatives, Affiliates and prospective debt and equity financing sources), other than a Restricted Party, in connection with a Competing Proposal or any inquiry, discussion, offer, proposal or request that could reasonably be expected to lead to a Competing Proposal, or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any Competing Proposal; provided, however, that, prior to furnishing such information or affording such access, Visteon shall have entered into a confidentiality agreement with such Person containing terms (including as to the treatment of confidential information) that are not materially less favorable in the aggregate to Visteon than those contained in the Confidentiality Agreement (it being understood and agreed that such confidentiality agreement need not restrict the making of Competing Proposals (and related communications) to Visteon or Visteon’s board of directors) (an “Acceptable Confidentiality Agreement”); and provided, further, that Visteon shall provide or make available to the Purchaser Representative any non-public information concerning Visteon, the Company or its Subsidiaries that Visteon, its Subsidiaries or their respective Representatives provides or makes available to any Third Party to the extent such information was not previously made available to Hahn or its Representatives, prior to or substantially concurrently with providing or making available such information to such Third Party.

(b) From and after the expiration of the Go-Shop Period (and subject to Section 4.05(e)), Visteon shall, and shall cause its Subsidiaries and its and their respective Representatives, to, cease and cause to be terminated any existing solicitation, initiation, encouragement or facilitation of, or discussions or negotiations with, any Third Party (other than Excluded Parties for so long as such Persons or groups are Excluded Parties, subject to the last sentence of Section 4.05(e)) relating to any Competing Proposal or any inquiry, discussion, offer or request that could reasonably be expected to lead to a Competing Proposal and request such Third Parties to promptly return or destroy all confidential information concerning the Company and any of its Subsidiaries.

(c) From and after the date of this Agreement until the Closing (or, if earlier, the termination of this Agreement in accordance with its terms), Visteon shall, as promptly as reasonably practicable, and in any event within forty-eight (48) hours of receipt by Visteon or any of its Subsidiaries or its or their respective Representatives of any written Competing

Proposal or any significant contact or inquiry from a Third Party regarding a Competing Proposal, deliver to the Purchaser Representative a written notice setting forth: (i) the identity of the Third Party making such Competing Proposal, contact or inquiry and (ii) the material terms and conditions of any such Competing Proposal or the nature of any such contact or inquiry and attaching, if applicable, unredacted copies of any written requests, proposals or offers, including unredacted copies of all proposed transaction documents relating thereto (other than documents with respect to debt financing which may be redacted in a manner consistent with Section 3.09(a)). Visteon shall keep the Purchaser Representative reasonably informed in writing of any material developments or discussions with respect to or amendment or modification of any such Competing Proposal on a prompt basis, and in any event within forty-eight (48) hours thereafter (including, promptly following the expiration of the Go-Shop Period, with respect to a Third Party that is an Excluded Party). Visteon shall not, and shall cause its Subsidiaries not to, enter into any confidentiality agreement after the date hereof with any Third Party that prohibits Visteon from providing such information to the Purchaser Representative, and shall require any existing confidentiality agreement which so prohibits Visteon to be amended so that it no longer does so.

(d) Except as otherwise provided in this Agreement (including Section 4.05(e)), from and after the expiration of the Go-Shop Period until the Closing or, if earlier, the termination of this Agreement in accordance with its terms, Visteon shall not, and Visteon shall cause its Subsidiaries and its and their respective Representatives not to, (i) initiate, solicit or knowingly facilitate or encourage the making of any Competing Proposal, (ii) engage in, enter into, continue or otherwise participate in negotiations or discussions with (it being understood that Visteon may inform Persons of the provisions of this Section 4.05), or furnish any non-public information to, any Third Party relating to or for the purpose of encouraging or facilitating a Competing Proposal or any inquiry or proposal that would reasonably be expected to lead to a Competing Proposal or (iii) authorize or permit any Representative of Visteon or any of its Subsidiaries to take any action set forth in clauses (i) and (ii) of this Section 4.05(d); provided, however, that, notwithstanding the foregoing, Visteon shall be permitted to grant a waiver of or terminate any “standstill” or similar obligation of any Third Party with respect to Visteon or any of its Subsidiaries to allow such Third Party to submit a Competing Proposal.

(e) Notwithstanding anything to the contrary in this Agreement, (i) in the case of a Third Party that is not a Restricted Party or an Excluded Party, at any time after the expiration of the Go-Shop Period and prior to the date that the Requisite Stockholder Approval is obtained at the Stockholders’ Meeting, (ii) in the case of a Third Party that is a Restricted Party, at any time after the date of this Agreement and prior to the date that the Requisite Stockholder Approval is obtained at the Stockholders’ Meeting and (iii) in the case of a Third Party that is an Excluded Party, at any time after the expiration of the fifteen (15) day period referred to in the last sentence of this Section 4.05(e) and prior to the date that the Requisite Stockholder Approval is obtained at the Stockholders’ Meeting, in the event that Visteon (or its Representatives on Visteon’s behalf) receives a bona fide Competing Proposal from any Third Party that was not obtained in violation of this Section 4.05, (A) Visteon and its Representatives may contact such Third Party to clarify the terms and conditions thereof (without the board of directors of Visteon being required to make a determination contemplated by clause (B) of this Section 4.05(e)) and (B) Visteon and its board of directors and its Representatives may engage in negotiations or substantive discussions with, or furnish any information and other access to, any Third Party making such Competing Proposal and its Representatives, Affiliates and prospective debt and equity financing sources if Visteon’s board of directors determines in good faith (after consultation with its financial advisors and outside legal counsel) that such Competing Proposal either constitutes a Superior Proposal or could reasonably be expected to lead to a Superior Proposal and the board of directors of Visteon determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with the directors’ fiduciary duty under applicable Law; provided, however, that, (x) prior to furnishing any non-public, information relating to Visteon, the Company or their respective Subsidiaries, Visteon receives from such Person, to the extent such Person is not already subject to a confidentiality agreement with Visteon that constitutes an Acceptable Confidentiality Agreement, an Acceptable Confidentiality Agreement and (y) Visteon shall provide or make available to the Purchaser Representative any non-public information relating to Visteon, the Company or their respective Subsidiaries that Visteon provides or makes available to any Third Party if such information was not previously made available to Hahn or its Representatives, prior to or substantially concurrently with providing it to such Third Party. Notwithstanding the end of the Go-Shop Period, Visteon may continue to engage in the activities described in Section 4.05(a) with respect to, and the restrictions in Sections 4.05(b) and 4.05(d) shall not apply to, any Excluded Party (for so long as such Person or group of Persons is an Excluded Party) until the date that is fifteen (15) days following the end of the Go-Shop Period.

(f) Except as expressly provided by this Section 4.05(f), the board of directors of Visteon shall not (i)(A) change, qualify, withhold, withdraw or modify (or propose publicly to change, qualify, withhold, withdraw or modify), in a manner adverse to Purchasers, the Visteon Recommendation, (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Competing Proposal or (C) fail to make the Visteon Recommendation or include in the Proxy Statement the recommendation of Visteon’s board of directors that the Visteon stockholders adopt a resolution authorizing this Agreement and the transactions contemplated hereby, including the Transaction (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) adopt, approve or recommend, or allow Visteon or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding or definitive agreement with respect to any Competing Proposal (other than an Acceptable Confidentiality Agreement). Notwithstanding anything in this Agreement to the contrary, at any time prior to the receipt of the Requisite Stockholder Approval, the board of directors of Visteon if (x) there is an Intervening Event and the board of directors of Visteon determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law or (y) in response to a Competing Proposal not obtained in violation of this Section 4.05, the board of directors of Visteon determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law and the board of directors of Visteon concludes that the Competing Proposal constitutes a Superior Proposal, may effect an Adverse Recommendation Change and/or authorize, adopt or approve such Superior Proposal and cause or permit Visteon to enter into a definitive agreement with respect to such Superior Proposal concurrently with the termination of this Agreement in accordance with Section 6.01(c)(ii), provided that any such termination of this Agreement shall be subject to Visteon paying the Purchaser Representative the Termination Fee in accordance with Section 6.03(a) prior to or concurrently with such termination.

(g) Notwithstanding anything to the contrary in this Agreement, no Adverse Recommendation Change may be made and no termination of this Agreement pursuant to Section 4.05(f) and Section 6.01(c)(ii) or Section 6.01(c)(iv), as applicable, may be affected, in each case unless (A) Visteon complies in all material respects with this Section 4.05, (B) Visteon provides at least four (4) Business Days written notice to the Purchaser Representative advising the Purchaser Representative that the board of directors of Visteon intends to make an Adverse Recommendation Change (a “Notice of Adverse Recommendation Change”) or terminate this Agreement pursuant to Sections 4.05(f) and 6.01(c)(ii) (a “Notice of Superior Proposal”) or Section 6.01(c)(iv), as applicable, and specifying the reasons therefor, including, if the basis for the proposed action by the board of directors of Visteon is clause (x) of the last sentence of Section 4.05(f), a description in reasonable detail of the Intervening Event giving rise to such proposed action or, if the basis of the proposed action by Visteon’s board of directors is clause (y) of the last sentence of Section 4.05(f), the material terms and conditions of the Competing Proposal giving rise to such Notice of Adverse Recommendation Change or Notice of Superior Proposal (including the identity of the Third Party making such Superior Proposal) and attaching an unredacted copy of the Superior Proposal and unredacted copies of all proposed transaction documents relating thereto (other than documents with respect to debt financing which may be redacted in a manner consistent with Section 3.09(a)), (C) Visteon negotiates with and causes its Representatives to negotiate with the Purchaser Representative and its Representatives in good faith (to the extent the Purchaser Representative desires to negotiate) to make such adjustments to the terms and conditions of this Agreement and the Commitment Letters so that such termination of this Agreement and/or Adverse Recommendation Change would cease to be required and/or such Competing Proposal would cease to constitute a Superior Proposal, (D) following such four (4) Business Day period, the board of directors of Visteon considers in good faith any revisions to the terms of this Agreement and the Commitment Letters proposed by the Purchaser Representative and determines in good faith (after consultation with its outside legal counsel) that the failure to terminate the Agreement and/or make the Adverse Recommendation Change and/or enter into a definitive agreement with respect to the Superior Proposal would be inconsistent with the directors’ fiduciary duty under applicable Law and determines in good faith (after consultation with its financial advisors and outside legal counsel) that such Competing Proposal giving rise to the Notice of Adverse Recommendation Change or Notice of Superior Proposal continues to constitute a Superior Proposal taking into consideration such adjustments proposed by the Purchaser Representative, and (E) with respect to termination of this Agreement pursuant to Sections 4.05(f) and 6.01(c)(ii) or Section 6.01(c)(iv), as applicable, Visteon pays the Purchaser Representative the Termination Fee in accordance with Section 6.03(a) prior to or concurrently with such termination. Any material changes with respect to such Intervening Event mentioned above or any material amendment to the financial terms or any other material amendment of such Superior Proposal shall require a new Notice of Adverse Recommendation Change or new Notice of Superior Proposal, as applicable, and Visteon shall be required to comply again with the requirements of this Section 4.05(g).

(h) Nothing in this Agreement shall restrict Visteon from taking or disclosing a position contemplated by Rules 14d-9 or 14e-2(a) under the Exchange Act, or otherwise making disclosure to comply with applicable Law (it being agreed that a “stop, look and listen” communication by the board of directors to Visteon’s stockholders pursuant to Rule 14d-9(f) under the Exchange Act or a factually accurate public statement by Visteon that describes Visteon’s receipt of a Competing Proposal and the operation of this Agreement with respect thereto shall not be deemed to be an Adverse Recommendation Change).

(i) For purposes of this Agreement:

(i) “Competing Proposal” shall mean any proposal or offer made by any Person other than, or “group” (as defined under Section 13(d) of the Exchange Act) not including, either Purchaser or any Affiliate of either Purchaser, to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions, (i) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of thirty-five percent (35%) or more of any class of equity securities of the Company pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, tender offer, exchange offer or similar transaction or (ii) any one or more assets or businesses of the Company and its Subsidiaries that constitute thirty-five percent (35%) or more of the revenues, net income or assets of the Company and its Subsidiaries, taken as a whole.

(ii) “Excluded Party” shall mean any Person, group of Persons, or group that includes any Person (so long as such Person and the other members of such group, if any, who were members of such group immediately prior to the expiration of the Go-Shop Period constitute at least fifty percent (50%) of the equity financing of such group at all times following the expiration of the Go-Shop Period and prior to the termination of this Agreement) from whom Visteon, Seller or any of their Representatives has received a Qualified Competing Proposal after the execution of this Agreement and prior to the expiration of the Go-Shop Period; provided, however, that no Restricted Party may be, or be a member of a group that is, an Excluded Party.

(iii) “Qualified Competing Proposal” shall mean a Competing Proposal that the board of directors of Visteon determines, as of the expiration of or promptly following the Go-Shop Period (and provides written notice to the Purchaser Representative of such determination at such time), in good faith, after consultation with its financial advisors and outside legal counsel either constitutes or would be reasonably likely to result in a Superior Proposal.

(iv) “Restricted Party” shall mean any Third Party with whom Visteon, its Subsidiaries or any of its or their Representatives was in discussions regarding a Competing Proposal during the three and a half (3.5) month period prior to the date of this Agreement.

(v) “Superior Proposal” shall mean a bona fide written Competing Proposal (with all percentages in the definition of Competing Proposal increased to fifty percent (50%)) which is not subject to a financing condition (it being understood that the remedy of a reverse termination fee in the event the Third Party submitting the Competing Proposal does not obtain its financing shall not be deemed to be a financing condition) and is made by a Third Party on terms that the board of directors of Visteon determines in good faith, after consultation with Visteon’s financial advisors and outside legal counsel, and considering such factors as the board of directors of Visteon considers to be appropriate, are more favorable to Visteon and its stockholders from a financial point of view than the transactions contemplated by this Agreement (including any revisions to the terms of this Agreement and the Commitment Letters proposed by the Purchaser Representative to Visteon as contemplated by Section 4.05(g)) and is reasonably likely to be consummated in accordance with its terms on a timely basis, taking into account all legal, regulatory and financial aspects (including certainty of closing and the availability of financing) of such proposal and the Third Party making such proposal and the ability of such Third Party to consummate the transactions contemplated by such proposal.

4.06 Fulfillment of Conditions.

(a) Subject to the terms and conditions set forth herein, Visteon and Seller shall take all commercially reasonable steps necessary or desirable and proceed diligently and in good faith to satisfy each condition to the obligations of each Purchaser contained in this Agreement, and Visteon shall cause Seller to comply with all of Seller’s obligations under this Agreement.

(b) Subject to the terms and conditions set forth herein, each Purchaser shall take all commercially reasonable steps necessary or desirable and proceed diligently and in good faith to satisfy each condition to the obligations of Visteon and Seller contained in this Agreement.

4.07 Contact with Customers and Suppliers.

(a) Until the Closing Date, neither Purchaser nor any of their respective Representatives shall contact or communicate with any other customers, suppliers, distributors and licensors of the Company and its Subsidiaries (“Interested Parties”) in connection with the transactions contemplated hereby without the prior written consent (not to be unreasonably withheld, conditioned or delayed) of Visteon or after consultation, coordination and scheduling through the Transition Steering Committee.

(b) Until the Closing Date, Visteon, Seller and their Representatives shall consult with the Purchaser Representative before initiating contact with Interested Parties in connection with the transactions contemplated hereby; provided the foregoing shall not prohibit any communications with Interested Parties to the extent such communications are consistent with the pre-approved script as developed by the Transition Steering Committee or if such communications are otherwise generally consistent with publicly available information.

(c) Subject to Sections 4.07(a) and (b) above, the parties acknowledge and agree that managing, maintaining and developing the relationships of the Company and its Subsidiaries with the Interested Parties throughout the transition related to the Transaction is mutually beneficial for each of the parties. The Purchaser Representative and Visteon agree to use their commercially reasonable efforts to jointly engage in planning, executing and taking other actions reasonably necessary (including informing each other of any progress, events or other material facts) in connection with contacting, communicating and managing the relationship with the Interested Parties for Closing.

4.08 Further Assurances; Post-Closing Cooperation. Subject to the terms and conditions of this Agreement, at any time or from time to time after the Closing, each of the parties hereto shall execute and deliver such other documents and instruments, provide such materials and information and take such other actions as may reasonably be necessary, proper or advisable, to the extent permitted by Law, to fulfill its obligations under this Agreement or to otherwise effect the transactions contemplated hereby.

4.09 Indemnification and Insurance; Release.

(a) Following the Closing, to the extent such governing documents are in compliance with applicable Law, Hahn shall cause, and Hankook Tire shall cooperate with Hahn in causing, the Company not to make any changes to its governing documents that would adversely affect the rights of persons who are currently or who were officers or directors of the Company or any of its Subsidiaries to claim indemnification from such entity under the terms of its governing documents as in effect on the date of this Agreement. Following the Closing and for six years thereafter, Hahn shall cause, and Hankook Tire shall cooperate with Hahn in causing, the Company to maintain the directors and officers insurance of the Company and its Subsidiaries (or a six-year prepaid “tail” policy) covering acts and omissions at or prior to the Closing with respect to those individuals who are currently covered by such insurance in the amounts and on terms and conditions no less favorable to such individuals than that of the directors and officers insurance of the Company and its Subsidiaries in effect on the date of this Agreement; provided that in no event shall the Company be required to pay more than 200% of the last annual premiums paid by the Company for the current directors and officers insurance policy.

(b) Following the Closing and to the maximum extent permitted by Law, each Purchaser agrees not to, and to cause its Affiliates not to, bring any Action against any resigning or former directors and, with respect to Korea and Japan, statutory auditors of the Company or its Subsidiaries (“Former Board Members”) in relation to their acts or omissions, in their respective capacities as directors and statutory auditors of the Company or its Subsidiaries prior to the Closing Date (other than acts of willful misconduct or gross negligence); provided that the foregoing does not restrict any other shareholder of the Company, the Company or its Subsidiaries from bringing such Actions.

(c) The provisions of this Section 4.09 are intended for the benefit of the current and former officers and directors of the Company and its Subsidiaries, and shall be enforceable by such individuals and their heirs and representatives.

4.10 Transition of Visteon Employees to Company.

(a) Subject to the agreement of the Company, at the Closing or upon such later date as shall have been set forth in a notice pursuant to the last proviso of the next sentence, but not later than December 31, 2015, Visteon shall, and the Company shall cause Visteon Halla Climate Systems, LLC to, terminate the Visteon Employee Lease Agreement effective as of the Closing or such later date. Subject to the agreement of the Company, prior to the Closing, the Company shall, or shall cause one or more of its Subsidiaries to, offer employment with the Company, to be effective immediately following the Closing, to all of the Leased Employees on the terms set forth in Annex 4.10, provided that the Company and its Subsidiaries shall be required to make such offers of employment only to the extent that the Leased Employees were set forth on the list described in Section 2.11(h) and Visteon has timely provided the information and assistance reasonably necessary to do so and provided further, that the effective date of the offer of employment by the Company or one or more of its Subsidiaries to the Leased Employees may be extended to no later than December 31, 2015 upon notice from the Company to Seller to the extent the Company shall not have established or shall not have caused one or more its Subsidiaries to establish, using commercially reasonable efforts, appropriate employee benefit programs and payroll system to comply with the terms of Annex 4.10 for the Leased Employees by Closing. Visteon shall use reasonable efforts, and cause its relevant Subsidiaries, to communicate with and encourage all of the Leased Employees to accept the offer of employment to be made by the Company or one of its Subsidiaries as provided in this Section 4.10(a) and to otherwise use commercially reasonable efforts to remove any impediments to the Leased Employees accepting any such offer. Subject to Section 4.10(c) and the prior agreement of the Company, the Company shall take such actions as are necessary to provide that each Leased Employee who accepts an offer from the Company or one of its Subsidiaries as provided in this Section 4.10(a) shall be compensated in accordance with the terms of such offer for a period of not less than the earlier of (i) twelve (12) months or the period following the Closing or (ii) such later date that employment of the Leased Employees becomes effective with the Company, as applicable, that such individual is an employee of the Company. To the extent the effective date of the offer of employment by the Company has not occurred until after the Closing, but subject to the other provisions of this Section 4.10(a), Hahn shall cause, and Hankook Tire shall cooperate with Hahn in causing, the Company to comply with its obligations and Visteon shall comply with their obligations under the Visteon Employee Lease Agreement and on the same payment terms currently thereunder without requiring specific agreement between the parties.

(b) The parties to this Agreement agree to coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the transition of the Leased Employees to the Company pursuant to this Section 4.10.

(c) Notwithstanding anything to the contrary set forth in this Agreement, no provision of this Agreement shall be deemed to (i) guarantee employment for any period of time for, or preclude the ability of the Company or any of its Subsidiaries to terminate any employee or individual service provider for any reason, (ii) be construed as an amendment of any employee benefit plan or policy of the Company or any of its Subsidiaries, (iii) prevent the Company from amending, modifying or terminating any employee benefit plan, policy or arrangement that it has, has had, or may have for the benefit of any current, former or future employees, Leased Employees or other individual service providers and (iv) create any third-party beneficiary rights in any current, former or future employees, Leased Employees or other individual services providers of Visteon, the Company or any of its or their Subsidiaries or any other Person (including any beneficiary or dependent of such employee or former employee) in respect of their employment or any other matter.

4.11 Books and Records; Access.

(a) For a period of seven (7) years after the Closing Date, Hahn shall preserve and retain, or use commercially reasonable efforts to cause the Company to preserve and retain, all corporate, accounting, Tax, legal, auditing or other Books and Records of the Company and its Subsidiaries (including any documents relating to any governmental or non-governmental actions, suits, proceedings or investigations) relating to the conduct of the business and operations of the Company and its Subsidiaries prior to the Closing Date. Notwithstanding the foregoing, during such seven-year (7-year) period, Hahn and the Company may dispose of any such Books and Records if the Purchaser Representative first offers the Books and Records to Seller in writing and Seller thereafter notifies the Purchaser Representative in writing that it wishes to reject such offer. Hahn shall not, and shall use commercially reasonable efforts to not permit the Company or its Subsidiaries to, dispose of any such Books and Records at any time after such seven-year (7-year) period without first offering the Books and Records to Seller in writing at least sixty (60) days prior to such disposal. After the Closing Date, Hahn shall, and shall use commercially reasonable efforts to cause the Company and its Subsidiaries to, provide to Seller all corporate, accounting, Tax, legal, auditing or other Books and Records of the Company and its Subsidiaries (including any documents relating to any governmental or non-governmental actions, suits, proceedings or investigations) relating to the conduct of the business and operations of the Company and its Subsidiaries prior to the Closing Date.

(b) After the Closing Date, Hahn shall, and shall use commercially reasonable efforts to cause the Company and its Subsidiaries to, permit Seller and its authorized Representatives to have reasonable access to, and to inspect and copy, the Books and Records, and to meet with officers and senior-level employees of Hahn and the Company and its Subsidiaries on a mutually convenient basis in order to obtain explanations with respect to such materials and to obtain additional information; provided, however, that any such access shall be conducted at Seller’s expense, during normal business hours, under the supervision of the Company’s personnel and in such a manner as not to unreasonably interfere with the normal operations of the business of the Company; further provided, that neither the Company nor any of its Subsidiaries shall be required to disclose any information to Seller if such disclosure would, in the Company’s or the Purchaser Representative’s reasonable judgment, be reasonably likely to: (i) cause significant competitive harm to the Company or its Subsidiaries, (ii) result in loss of any attorney-client or other legal privilege; or (iii) contravene any applicable Laws, fiduciary duty or binding agreement entered into prior to the date hereof; provided that the Purchaser Representative shall have used commercially reasonable efforts to obtain applicable consents or disclose such information in a way that would not violate such Law, duty or agreement or lose such protection.

4.12 Termination of Insurance Coverage. Each Purchaser acknowledges that all insurance coverage for the Company and its Subsidiaries under policies of Visteon and its Affiliates, as set forth in Schedule 4.12, shall terminate as of the Closing and, following the Closing, no claims may be brought against any policy of Visteon and its Affiliates in respect of the Company and its Subsidiaries regardless of whether the events underlying such claim arose prior to or after the Closing.

4.13 Non-Solicitation of Employees; Non-Competition.

(a) For a period of twenty-four (24) months from the Closing Date, without the prior written consent of the Purchaser Representative, Visteon agrees that none of Visteon or any of its Subsidiaries will solicit for employment, induce or encourage to leave employment, or hire, employ or otherwise engage any Purchaser Covered Person; provided, however, that Visteon and its Subsidiaries shall not be precluded from soliciting or hiring, or taking any other action with respect to any Purchaser Covered Person, (i) whose employment with the Company or Subsidiary of the Company has ceased at least twelve (12) months prior to commencement of employment discussions between Visteon or its Subsidiaries and such individual, (ii) who responds to a general solicitation not specifically targeted at employees of the Company or any of its Subsidiaries (including by a search firm or recruiting agency) or (iii) who initiates discussions regarding such employment without any solicitation by Visteon or its Subsidiaries in violation of this Agreement; and provided, further, that (x) Visteon and its Subsidiaries shall not be restricted from engaging in general solicitations or advertising not targeted at any such Persons described above, and (y) this Section 4.13(a) shall not restrict any transfer of employees contemplated by Section 4.15.

(b) [Reserved]

(c) For a period of sixty (60) months from the Closing Date (the “Restricted Period”), without the prior written consent of the Purchaser Representative, Visteon agrees not to, and to cause its Subsidiaries not to, directly or indirectly, own, manage, engage in, operate, control, maintain any interest in (proprietary, financial or otherwise) or participate in the ownership, management, operation or control of, any business engaged in the Climate Business; provided, however, that nothing herein shall preclude Visteon or its Subsidiaries from:

(i) owning five percent (5%) or less of the outstanding publicly-traded securities of any Person;

(ii) acquiring and, after such acquisition, owning an interest in any Person (or its successor) that is engaged in a business activity that would otherwise violate this Section 4.13(c) (a “Competing Business”) if such Competing Business generated less than $15,000,000 in annual revenues in the last completed fiscal year of such Person as of the signing of the definitive documentation with respect to the acquisition;

(iii) acquiring and, after such acquisition, owning an interest in any Person (or its successor) that is engaged in a Competing Business if such Competing Business generated no more than ten percent (10%) of such Person’s consolidated annual revenues in the last completed fiscal year of such Person as of the signing of the definitive documentation with respect to the acquisition;

(iv) acquiring and, after such acquisition, owning an interest in any Person (or its successor) that is engaged in a Competing Business if (A) such Competing Business generated more than ten percent (10%) but no more than twenty percent (20%) of such Person’s consolidated annual revenues in the last completed fiscal year of such Person and (B) less than $250,000,000 in annual revenues in the last completed fiscal year of such Person, in each case, as of the signing of the definitive documentation with respect to the acquisition; provided, that, if the aggregate annual revenues of all the Competing Business acquired pursuant to clause (ii) or (iii) above or this clause (iv), at any time, exceeds $250,000,000 (the “Threshold”), Visteon or its Subsidiary shall enter, within nine (9) months after the date such annual revenues exceed the Threshold (the “Threshold Date”), into a definitive agreement to cause the divestiture of the Competing Businesses and complete such disposition within twelve (12) months of the Threshold Date (the “Divestiture Period”); provided, however, that if such divestiture has not been consummated due to (x) any applicable waiting period (including extension thereof) applicable to such divestiture under applicable Antitrust Laws or under any other applicable Law not having expired or been terminated, or (y) the failure to procure or obtain any required governmental, regulatory or third-party consents, approvals, Permits or authorizations applicable to such divestiture, then the Divestiture Period will automatically be extended so that it expires one (1) week following the later of the expiration or termination of such waiting period and the procurement or obtainment of all such consents, approvals, Permits and authorizations; provided, however, that Visteon or such Subsidiary shall diligently pursue in good faith the obtainment of governmental, regulatory or third-party consents, approval, Permits or authorizations;

(v) exercising its rights or complying with its obligations under this Agreement or any of transactions contemplated hereby (including its rights and obligations under the Transition Agreement);

(vi) engaging in the Electronics Business (including, for the avoidance of doubt, those activities that are part of the Electronics Business that may also be activities conducted by the Company and its Subsidiaries as of the date hereof);

(vii) engaging in the Climate Business with respect to any products to be sold to the Company or its Subsidiaries set forth on Schedule 4.13(c)(vii); or

(viii) engaging in any of the businesses or other activities that are contemplated to be transferred to the Company or an Affiliate of the Company pursuant to Section 4.15, until such businesses or activities are transferred.

(d) From and after the Closing Date, Visteon shall not and shall cause its Subsidiaries and its and their respective Representatives not to, directly or indirectly, disclose to any Person or use any Company Confidential Information (as defined below). The foregoing shall not prohibit Visteon, its Affiliates or any of their respective Representatives from (i) using Company Confidential Information as required to comply with the terms of this Agreement or any other Visteon Document or (ii) disclosing any Company Confidential Information that Visteon, any of its Affiliates or its or their Representatives are required by applicable Law (by oral questions, interrogatories, requests for information, subpoena, civil investigative demand or similar process) to disclose; provided, however, that in the event disclosure is required by applicable Law, Visteon shall, to the extent reasonably possible and not legally prohibited, provide the Purchaser Representative with prompt notice of such requirement prior to making any disclosure so that Purchasers or the Company may seek, at their sole expense, an appropriate protective order and/or waive compliance with this Section 4.13(d). For purposes of this Section 4.13(d), “Company Confidential Information” means any confidential or proprietary information with respect to the Company, any of its Subsidiaries or any of their respective investments, including methods of operation, customer lists, products, prices, fees, costs, Intellectual Property, marketing methods, plans, personnel, customers, suppliers, competitors, markets or other non-public proprietary information. “Company Confidential Information” does not include, and there shall be no obligation hereunder with respect to, information that (A) is generally available to the public on the date of this Agreement, (B) becomes generally available to the public other than as a result of a disclosure by Visteon, its Subsidiaries or its or their respective Representatives in breach of this Section 4.13(d), (C) is independently developed by Visteon, any of its Subsidiaries or any of its or their respective Representatives without use of the Company Confidential Information or (D) becomes available to Visteon, any of its Subsidiaries or any of its or their respective Representatives after the Closing from a third party source that is not known by Visteon or any of its Subsidiaries to be under any obligations of confidentiality with respect to such information. The provisions of this Section 4.13(d) shall not prohibit any retention of copies of records or any disclosure reasonably necessary in connection with the preparation and filing of financial statements or Tax Returns of Visteon or its Affiliates or any disclosure reasonably necessary to be made in connection with the enforcement of any right or remedy relating to this Agreement, the other Visteon Documents or Seller Documents or the transactions contemplated hereby or thereby.

(e) The covenants and undertakings contained in this Section 4.13 relate to matters which are of a special, unique and extraordinary character and a violation of any of the terms of this Section 4.13 will cause irreparable injury to Purchasers, the amount of which will be impossible to estimate or determine and which cannot be adequately compensated. Therefore, the Purchaser Representative (on behalf of Purchasers) will be entitled to a temporary and permanent injunction, restraining order or other equitable relief from any court of competent jurisdiction in the event of any breach of this Section 4.13 without the necessity of proving actual damage or posting any bond whatsoever. The rights and remedies provided by this Section 4.13 are cumulative and in addition to any other rights and remedies which Purchasers may have hereunder or at law or in equity.

(f) The parties hereto agree that, if any court of competent jurisdiction determines that a specified time period, a specified geographical area, a specified business limitation or any other relevant feature of this Section 4.13 is unreasonable, arbitrary or against public policy, then a lesser period of time, geographical area, business limitation or other relevant feature which is determined by such court to be reasonable, not arbitrary and not against public policy may be enforced against the applicable party.

4.14 Company Dividends. The amount equal to the total dividends declared for the fiscal year ended on December 31, 2014 for the Shares (the “2014 Dividends”) (without giving effect to any Tax, withholding, net-off or set-off related thereto and whether or not paid prior to the Closing) shall reduce Korean Won portion of the Purchase Price. Seller shall be entitled to retain the 2014 Dividends upon payment by the Company, whether paid prior to, on or after the Closing.

4.15 Transfer of Electronics and Climate Businesses. The parties will use their commercially reasonable efforts to consummate the transactions set forth on Exhibit C on the terms set forth therein.

4.16 Financing.

(a) Hahn shall use its reasonable best efforts to, and to cause its Affiliates to, take or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and conditions described in the Commitment Letters, including using (and causing its Affiliates to use) its reasonable best efforts to: (i) maintain in effect the Commitment Letters until definitive agreements with respect thereto are executed, (ii) enter into definitive agreements with respect thereto on substantially the terms and conditions (including flex provisions) contained in the Commitment Letters no later than the Closing, (iii) satisfy, or cause the satisfaction of, on a timely basis all conditions and covenants applicable to Hahn or its Representatives in such definitive agreements and otherwise comply with its obligations thereunder, (iv) comply with any flex contemplated by the Debt Commitment Letters (including any fee letters relating thereto), (v) in the event that all conditions herein to Hahn’s obligation to consummate the Transaction and all conditions in the Debt Commitment Letters have been satisfied, consummate the Debt Financing at the Closing and (vi) cause the lenders and any other Persons providing Financing to fund the Financing at or prior to the Closing; provided, that nothing in this Agreement shall require Hahn to, or to cause its Affiliates to, bring any Action (including for specific performance) against the Financing Sources.

(b) Hahn shall not agree to any amendments or modifications to, or grant any waivers of, any condition, remedy or other provision under the Commitment Letters without the prior written consent of Visteon (not to be unreasonably withheld, delayed or conditioned) if such amendments, modifications or waivers would reduce the aggregate amount of the Financing (including by changing the amount of fees to be paid or (if applicable) original issue discount of the Debt Financing) to an amount below the amount that is required to consummate the Transaction, impose new or additional conditions or otherwise (i) expand in any respect the conditions precedent or contingencies to the funding at Closing or prevent, delay in any material respect or impair the ability of Hahn to consummate the Transaction and the other transactions contemplated by this Agreement, (ii) adversely impact the ability of Hahn to enforce its rights against the other parties to the Commitment Letters or (iii) adversely impact the ability of Hahn to consummate the Transaction and the other transactions contemplated hereby. Hahn shall not release or consent to the termination of the obligations of the lenders under the Debt Commitment Letters, except for assignments and replacements of an individual lender (subject to Section 4.16(c)) under the terms of or in connection with the syndication of the Debt Commitment Letters (so long as the assignment or replacement of such additional parties, individually or in the aggregate, would not result in any of the effects described in the first sentence of this Section 4.16(b) or otherwise reasonably be expected to prevent or delay in any material respect or impair the availability of the financing under the Debt Commitment Letters or the consummation of the transactions contemplated by this Agreement). For purposes of this Agreement, (1) “Financing” shall be deemed to include the financing contemplated by the Financing Commitments as amended, modified or waived pursuant to this Section 4.16 (including any Alternative Financing), and (2) the term “Financing Commitments” shall be deemed to include the Financing Commitments as may be amended, modified or waived pursuant to this Section 4.16 and any commitment letters with respect to the Alternative Financing.

(c) In the event that any portion of the Financing becomes or could reasonably be expected to become unavailable in the manner or from the sources contemplated in the Commitment Letters or Hahn becomes aware of any event or circumstance that makes, or could reasonably be likely to make, any portion of the Financing unavailable, (i) Hahn shall promptly so notify Visteon and (ii) Hahn shall use its reasonable best efforts to arrange and obtain, and to negotiate and enter into definitive agreements with respect to, alternative financing from the same or alternative financial institutions in an amount sufficient to consummate the transactions contemplated by this Agreement upon conditions no less favorable to Hahn, Visteon and the Company than those in the Commitment Letters (the “Alternative Financing”), as promptly as reasonably practicable following the occurrence of such event (and in any event no later than the Closing Date); provided, that Hahn shall not be required to execute any new debt commitment letter or arrange for such alternative debt financing on terms and conditions that are materially less favorable, in the aggregate, to Hahn than those included in the Commitment Letters that they would replace. All references to the Financing shall be deemed to include such Alternative Financing and all references to the Financing Commitments shall include the applicable documents for the Alternative Financing. The definitive facility agreements entered into pursuant to the first sentence of this Section 4.16(c) or Section 4.16(a)(ii) are referred to in this Agreement, collectively, as the “Financing Agreements.”

(d) Hahn acknowledges and agrees that neither the obtaining of the Financing or any Alternative Financing, nor the completion of any issuance of securities contemplated by the Financing or any Alternative Financing, is a condition to the Closing, and reaffirms its obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing or any Alternative Financing, or the completion of any such issuance, subject to the applicable conditions set forth in Section 5.01 and Section 5.02.

(e) Prior to the Closing, Hahn shall (i) furnish Visteon complete, correct and executed copies of the Financing Agreements or any Alternative Financing agreement promptly upon their execution (which may be redacted with respect to any provisions that would not affect the conditionality, enforceability, availability, termination or the aggregate principal amount of the Debt Financing), (ii) give Visteon prompt notice (and in any event within two (2) Business Days) of (x) any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) or threatened breach or default by any party to any of the Financing Commitments, any Alternative Financing commitment, the Financing Agreements, or any Alternative Financing agreement of which Hahn becomes aware or any termination or threatened termination thereof, (y) receipt of any communication (written or oral) from any Person with respect to (A) any actual or threatened breach, default, termination or repudiation by any party to the Commitment Letters or (B) any dispute or disagreement between or among any parties to the Commitment Letters or Financing Agreements with respect to the obligation to fund the Financing or the amount of the Financing to be funded, or (z) any refusal by any Financing Source to provide, or such Financing Source expresses to Hahn (in writing or orally) an intent to refuse to provide, all or any portion of the Financing contemplated by the Commitment Letters on the terms set forth therein; and (iii) otherwise keep Visteon reasonably and promptly informed of any material developments in connection with the status of its efforts to arrange the Financing (or any Alternative Financing), including by providing Visteon with drafts of the definitive agreements or offering memorandums relating to the Financing a reasonable period of time prior to their execution or use. As soon as reasonably practicable, but in any event within two (2) Business Days after Visteon or any of its Subsidiaries delivers to Hahn a written request, Hahn shall provide any information reasonably requested by Visteon or such Subsidiary related to any circumstance referred to in clause (ii) of the immediately preceding sentence.

(f) Each Purchaser acknowledges and agrees that Visteon, Seller, the Company and their respective Affiliates and employees have no responsibility for, and shall not incur any liability to any Person under, any financing that Hahn may raise in connection with the transactions contemplated hereby, or any cooperation provided pursuant to Section 4.17.

(g) Notwithstanding anything to the contrary contained herein, nothing contained in this Section 4.16 shall require, and in no event shall the reasonable best efforts of Hahn be deemed or construed to require, Hahn to (i) seek the equity financing from any source other than those counterparty to, or in any amount in excess of that contemplated by, the Equity Commitment Letters, or (ii) pay any fees materially in excess of those contemplated by the Debt Commitment Letters and the Financing Agreements (whether to secure waiver of any conditions contained therein or otherwise).

4.17 Financing Cooperation.

(a) Subject to Section 4.17(b) and without limiting the generality of Section 4.03, prior to the Closing, Visteon shall use commercially reasonable efforts to provide, and to cause its Subsidiaries, including the Company, to provide, at Hahn’s sole cost and expense, reasonable cooperation in connection with the arrangement of the Financing as may be reasonably requested by Hahn (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of Visteon and its Subsidiaries, including the Company). Such cooperation by Visteon shall include, at the reasonable request of Hahn:

(i) furnishing, or causing to be furnished, to Hahn and its Financing Sources the (1) audited consolidated balance sheets and related statements of income and cash flows of the Company for the fiscal year 2013 and 2014 (if available) and prior fiscal years if applicable and (2) unaudited consolidated balance sheets and related statements of income and cash flows of the Company for each fiscal quarter of the Company (other than the fourth fiscal quarter) ended after the close of its most recent fiscal year and at least 45 days prior to the Closing Date; provided, however, that in no event shall the Company be required to provide pro forma financial statements or adjustments or projections;

(ii) using commercially reasonable efforts to secure consents of the Company’s accountants related to the financial statements described in this Section 4.17(a);

(iii) participating in a reasonable number of meetings, calls, investor presentations, lender presentations, rating agency presentations, due diligence sessions, drafting sessions and road shows, in each case, upon reasonable advance notice and at mutually agreed times during normal business hours;

(iv) providing reasonable assistance to Hahn in its preparation of customary rating agency presentations, road show materials, customary bank or co-investor information memoranda, bank syndication materials, credit agreements, offering memoranda and similar or related documents reasonably and customarily required in connection with the Financing; and

(v) reasonably cooperating with the Lenders in an evaluation of the Company’s assets for the purpose of establishing collateral arrangements;

provided that the actions contemplated in the foregoing clauses of this Section 4.17(a) do not (A) cause any representation or warranty in this Agreement to be breached, (B) cause any condition to Closing to fail to be satisfied or otherwise cause any breach of this Agreement, (C) require the Company or any of its Subsidiaries to be the issuer of any securities or issue any offering document, (D) involve any binding commitment (i) by Visteon or (ii) by the Company and its Subsidiaries, solely in the case of this clause (ii), which commitment is not conditioned on the Closing and does not terminate without liability to the Company or any of its Subsidiaries upon the termination of this Agreement, (E) require Visteon or any of its Subsidiaries, including the Company, to provide any information the disclosure of which is prohibited or restricted under applicable Law or is legally privileged, (F) require Visteon or any of its Subsidiaries, including the Company, to take any action that will conflict with or violate its organizational documents, any Laws or result in a violation or breach of, or default under, any material agreement to which Visteon or any of its Subsidiaries, including the Company, is a party or (G) (i) require Visteon to enter into or approve any Financing or purchase agreement for the Financing or (ii) require the Company or any of its Subsidiaries, to enter into or approve any Financing or purchase agreement for the Financing, solely in the case of this clause (ii), prior to the Closing. All non-public or other confidential information provided by Visteon and its Subsidiaries, including the Company, to Hahn or its Affiliates pursuant to this Section 4.17(a) shall be kept confidential in accordance with the Confidentiality Agreement. Visteon will use commercially reasonable efforts to obtain consent of the Company for Hahn’s use of the Company’s trademarks, service marks or logos as reasonably necessary or appropriate in connection with the Financing; provided that such trademarks, service marks or logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries or any of their respective products, services, offerings or intellectual property rights. Visteon and its Subsidiaries, including the Company, shall be given reasonable opportunity to review and comment upon any portion of any confidential information memorandum, offering memorandum, prospectus or similar documents, or any materials for ratings agencies or otherwise, that include information about Visteon or any of its Subsidiaries prepared in connection with the Financing, and Hahn shall include in such memoranda, documents and other materials, comments reasonably requested by Visteon and its Subsidiaries with respect to information about Visteon or any of its Subsidiaries.

(b) Notwithstanding anything in this Agreement to the contrary, (i) Visteon shall not be required to pay any commitment or other similar fee or enter into any definitive agreement or incur any other actual or potential liability or obligation to any Person, or bear any cost or expense or pay any commitment or other similar fee or make any other payment or incur any other liability or provide or agree to provide any indemnity) in connection with the Financing (or any Alternative Financing that Hahn may raise in connection with the transactions contemplated by this Agreement) or any cooperation provided pursuant to Section 4.16 or this Section 4.17, (ii) neither the Company nor any of its Subsidiaries shall be required to pay any commitment or other similar fee or enter into any definitive agreement or incur any other actual or potential liability or obligation to any Person, or bear any cost or expense or pay any commitment or other similar fee or make any other payment or incur any other liability or provide or agree to provide any indemnity) in connection with the Financing (or any Alternative Financing that Hahn may raise in connection with the transactions contemplated by this Agreement) or any cooperation provided pursuant to Section 4.16 or this Section 4.17, in each case that is effective prior to the Closing, (iii) no director, officer or employee of Visteon or any of its Subsidiaries, including the Company, shall be required to take any other action pursuant to this Section 4.17 (including the delivery of any certificate, document or instrument) to the extent any such action would reasonably be expected to result in personal liability to such director, officer or employee, (iv) the board of directors of Visteon shall not be required to approve any Financing or agreements related thereto (or any Alternative Financing), (v) prior to the Closing, the board of directors of the Company or any of its Subsidiaries shall not be required to approve any Financing or agreements related thereto (or any Alternative Financing), (vi) neither Visteon nor any of its Subsidiaries shall be required to provide access to or disclose information that Visteon or any of its Subsidiaries determines would jeopardize any attorney-client privilege of Visteon or any of its Subsidiaries, (vii) neither Visteon nor any of its Subsidiaries shall be required to prepare separate financial statements for any Subsidiary of Visteon or change any fiscal period, (viii) Hahn shall from time to time (and on written request by Visteon or the Company) promptly reimburse Visteon or the Company for any reasonable out-of-pocket expenses and costs (including attorney’s fees and expenses) incurred in connection with the obligations of Visteon and its Subsidiaries, including the Company, under this Section 4.17 and (ix) Hahn shall indemnify and hold harmless Visteon and its Subsidiaries, including the Company, and its and their respective Representatives from and against any and all Losses suffered or incurred by any of them in connection with the Financing and any information utilized in connection therewith.

4.18 Notification of Certain Matters.

(a) Except with respect to Taxes, Visteon shall give prompt notice to the Purchaser Representative, and the Purchaser Representative shall give prompt notice to Visteon, of (i) any notice or other communication received by such party from any Governmental Authority in connection with this Agreement or the Transaction, or from any Person alleging that the consent of such Person is or may be required in connection with the Transaction, if the subject matter of such communication or the failure of such party to obtain such consent could be material to Visteon, the Company or its Subsidiaries or either Purchaser, and (ii) any actions, suits, claims, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to this Agreement or the Transaction.

(b) Visteon shall give prompt notice to the Purchaser Representative, and the Purchaser Representative shall give prompt notice to Visteon, upon becoming aware of (i) any breach by Visteon or Seller of any representation or warranty in this Agreement made by it or any failure on its part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, in each case, to the extent such breach or failure to comply or satisfy would reasonably be expected to, individually or in the aggregate, result in a failure of a condition set forth in Section 5.02 or 5.03, as applicable, to be satisfied if continuing on the Closing Date, or (ii) the institution of any Action against Visteon, Seller or the Company or any of its Subsidiaries related to this Agreement or the transactions contemplated hereby; provided that the delivery of any notice pursuant to this Section 4.18(b) shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice, or the representations or warranties of, or the conditions to the obligations of, the parties hereto.

4.19 Tax Matters.

(a) Cooperation on Certain Tax Matters. From and after the Closing, the Purchaser Representative, Seller and each of their Affiliates shall furnish or cause to be furnished to each other or to the Company or its Subsidiaries, upon request, as promptly as reasonably practicable, such information (including access to Books and Records relating to Taxes) and assistance relating to the Company and each of its Subsidiaries as is reasonably necessary for (i) the preparation and filing of any Tax Return, amended Tax Return or claim for refund, (ii) the preparation for any audit, examination or other Action or proceeding with respect to Taxes and for the prosecution or defense of any Action relating to any proposed adjustment or (iii) determining a Liability for Taxes or an indemnity obligation under Article VII or Section 4.19. Such cooperation and information shall include providing copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules, relevant documents relating to rulings or other determinations by Taxing Authorities and relevant records concerning the ownership and tax basis of property and other relevant information, which any such party or its Affiliates may possess. From and after the Closing, the Hahn and Seller agree to retain or cause (and Hankook Tire shall cooperate with Hahn in causing) to be retained all Books and Records relating to Taxes of the Company or any of its Subsidiaries for a Pre-Closing Tax Period or Straddle Period for seven (7) years, and to abide by or cause the abidance with all record retention agreements entered into with any Taxing Authority. From and after the Closing, the Purchaser Representative agrees to notify Visteon at least sixty (60) days before the Purchaser Representative or any of its Affiliates transfers, discards or destroys any such Books and Records after such seven-year (7-year) period and, if Visteon notifies the Purchaser Representative in writing within such sixty-day (60-day) period that it intends to take possession of such Books and Records, the Purchaser Representative and its Affiliates shall allow Seller, Visteon or any of their Representatives to take possession of such Books and Records and shall not transfer, discard or destroy such Books and Records unless Visteon notifies the Purchaser Representative in writing that it no longer intends to take possession thereof. Purchasers and Seller shall reasonably cooperate with each other in the conduct of any audit, filing of Tax Returns or other proceedings involving the Company or any of its Subsidiaries for any Tax purposes and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 4.19.

(b) Audits. Except as otherwise provided in Section 4.19(d):

(i) The Purchaser Representative, the Company and each of its Subsidiaries, on one hand, and Seller and Visteon, on the other hand, shall promptly notify each other upon receipt by such party (including, in the case of the Purchaser Representative, receipt by either Purchaser) of written notice of any inquiries, information requests, claims, assessments, audits, proceedings, litigation or similar events with respect to the Company and each of its Subsidiaries relating to a Pre-Closing Tax Period or a Straddle Period (any such request, inquiry, claim, assessment, audit, litigation, proceeding or similar event, a “Tax Contest”). Any failure to so notify the other party of any Tax Contest shall not relieve such other Party of any liability with respect to such Tax Contests except to the extent such other Party was actually prejudiced as a result thereof.

(ii) In the case of a Tax Contest that relates to Taxes of the Company or its Subsidiaries for which Seller or Visteon may be liable under this Agreement or otherwise, Seller and Visteon shall have the sole right, at their own cost and expense, to participate in and control the conduct of such Tax Contest in all respects; provided, however, that the Purchaser Representative or the Company shall be entitled to participate, at its own cost and expense, in the conduct of such Tax Contest; and provided, further, that Seller and Visteon shall keep the Purchaser Representative and the Company reasonably informed of the progress of any such Tax Contest and shall not enter into any settlement or compromise of any such Tax Contest without obtaining the Purchaser Representative’s prior written consent (which shall not be unreasonably withheld, delayed or conditioned) if such settlement or compromise could have a negative impact which would be material on either Purchaser or any of its Affiliates (including, after the Closing, the Company and its Subsidiaries). If neither Seller nor Visteon assumes the defense of any Tax Contest within thirty (30) days of the day it is notified of such Tax Contest, the Purchaser Representative may, at its option and at its own cost and expense, defend the same in such manner as it may deem appropriate; provided, however, that the Purchaser Representative shall keep Visteon reasonably informed of the progress of any such Tax Contest and shall not affect any settlement or compromise of any such Tax Contest without obtaining Visteon’s prior written consent (which shall not be unreasonably withheld, delayed or conditioned) if Seller or Visteon could be liable for such settlement or compromise under this Agreement or otherwise. Except as otherwise provided in this Section 4.19(b)(ii) or in Section 4.19(d), the Purchaser Representative shall have the exclusive right to control, at its own cost and expense, any Tax Contest of the Company or its Subsidiaries and, for the avoidance of doubt, neither Seller, Visteon nor any of their Affiliates shall have any liability with respect to such Tax Contest.

(c) From and after the Closing, Visteon and Seller shall indemnify the Purchaser Indemnitees in respect of, and hold them harmless from and against, and pay to the applicable Purchaser Indemnitee the amount of, any capital gains Taxes imposed by a Taxing Authority in India or Taxes imposed under Circular 698 by a Taxing Authority in the People’s Republic of China, in each case, in connection with the sale of the Shares pursuant to this Agreement. For the avoidance of doubt, Visteon’s and Seller’s obligation to indemnify the Purchaser Indemnitees under this Section 4.19(c) will not be subject to any of the conditions or limitations imposed by Section 7.02(c) and shall not be duplicative of the indemnification obligation under Section 4.19(d).

(d) Capital Gains WHT and Dividend WHT. Notwithstanding anything to the contrary contained herein:

(i) Tax Exemption Application. Seller or Visteon shall prepare and provide the Purchaser Representative, before the Closing Date, a duly completed tax exemption application on Form 29-2 and other documentation required to claim an exemption from Capital Gains WHT under an applicable Tax treaty, including a certificate of Tax residency issued by the applicable Taxing Authority (“Tax Exemption Application”), upon which Purchasers shall not withhold Capital Gains WHT from the payment of the Purchase Price. The Purchaser Representative shall file such Tax Exemption Application with the relevant Tax office by the ninth (9th) day of the month immediately following the month during which the Closing takes place. Seller or Visteon shall provide the Purchaser Representative with a draft of the Tax Exemption Application at least five (5) Business Days prior to the Closing Date.

(ii) Visteon Tax Indemnification.

(1) From and after the Closing, Visteon shall indemnify the Purchaser Indemnitees in respect of, and hold them harmless from and against, and pay to the applicable Purchaser Indemnitee the amount of, any Capital Gains WHT, except to the extent such Capital Gains WHT is attributable to the Purchaser Representative’s failure to timely file the Tax Exemption Application in accordance with Section 4.19(d)(i).

(2) From and after the Closing, Visteon shall indemnify the Company in respect of, and hold the Company harmless from and against, and pay to the Company the amount of, any Dividend WHT, except to the extent such Dividend WHT has been paid by Visteon or any of its Affiliates to the Company or any of its Subsidiaries, whether before or after the Closing.

(3) For the avoidance of doubt, Visteon’s obligation to indemnify Purchasers under clause (ii) of this Section 4.19(d) will not be subject to any of the conditions or limitations imposed by Section 7.02(c) and shall not be duplicative of the indemnification obligation under Section 4.19(c).

(iii) Purchaser Tax Indemnification. Except as otherwise provided in Section 4.19(d)(ii), from and after the Closing, Purchasers shall, severally but not jointly and severally, indemnify the Visteon Indemnitees in respect of, and hold them harmless from and against, and pay to the applicable Visteon Indemnitee the amount of, any Losses to the extent attributable to (1) the failure of Purchasers (after indemnification by the Seller or Visteon) to timely comply with all payment obligations imposed by the Korea Taxing Authority on Purchasers with respect to any Capital Gains WHT or (2) the failure of Purchasers to timely file the Tax Exemption Application in accordance with Section 4.19(d)(i). For the avoidance of doubt, Purchasers’ obligation to indemnify the Visteon Indemnities under this Section 4.19(d)(iii) will not be subject to any of the conditions or limitations imposed by Section 7.02(c).

(iv) Withholding Tax Contests.

(1) Purchasers, the Company and each of its Subsidiaries, on one hand, and Visteon and Seller, on the other hand, shall promptly (but in any event within two (2) Business Days) notify each other upon receipt by such party of a notice or other written communication of any inquiries, information requests, claims, assessments, audits, litigation, proceedings or similar events with respect to a Capital Gains WHT or Dividend WHT (any such inquiry, request, claim, assessment, audit, litigation, proceeding or similar event, a “WHT Contest”), and shall deliver a copy of such notice or other written communication to the other party at such time. Any failure to so notify the other party of any WHT Contest shall not relieve such other Party of any liability with respect to such WHT Contest except to the extent such other Party was actually prejudiced as a result thereof.

(2) Upon receipt by Purchasers, the Company or any of their Affiliates of a notice from a Taxing Authority of any Tax assessment, charge or other bill in respect of any Capital Gains WHT or Dividend WHT (a “WHT Assessment Notice”), the Purchaser Representative shall, or Hahn shall cause, and Hankook Tire shall cooperate with

Hahn in causing, the Company to, promptly provide to Visteon (A) a copy of such WHT Assessment Notice and (B) a written notice instructing payment of any Capital Gains WHT or Dividend WHT for which Visteon is responsible pursuant to Section 4.19(d)(ii) (a “Payment Instruction” and, together with the Tax Assessment Notice, the “Assessment Documentation”). Each Payment Instruction shall, in addition to wire instructions, separately state (x) the total amount of Capital Gains WHT and Dividend WHT payable pursuant to or in connection with such Tax Assessment Notice and (y) the total amount of such Taxes for which Visteon is responsible pursuant to Section 4.19(d)(ii) (together, the “Payment Amount”). Promptly after receipt by Visteon of the Assessment Documentation (and in no event later than one (1) Business Day prior to the due date of such Capital Gains WHT or Dividend WHT, as the case may be, stated in the relevant Tax Assessment Notice), Visteon shall pay, in accordance with the Payment Instruction, the Payment Amount by wire transfer in immediately available funds. After the Payment Amount is paid pursuant to the immediately preceding sentence, the Purchaser Representative shall reasonably promptly, but no later than five (5) Business Days from the date of such payment, provide to Visteon evidence of payment of the Payment Amount to the relevant Taxing Authority.

(3) Notwithstanding anything to the contrary contained herein, in the case of any WHT Contest or any other appeal, challenge, settlement or resolution related to any Capital Gains WHT or Dividend WHT (or any Tax Assessment Notice or pre-tax assessment notice in respect thereto) (a “WHT Dispute”), Seller and Visteon shall have the sole right, at their own cost and expense, to participate in and control the conduct and management of such WHT Dispute in all respects, including, for example, with respect to appointment of counsel and any dispute resolution procedures, administrative challenges, judicial appeals, and mutual agreement procedures; provided that (x) Seller’s and Visteon’s right under this Section 4.19(d)(iv)(3) shall not delay or otherwise affect their obligations under Section 4.19(d)(iv)(2) and (y) Seller and Visteon shall keep the Purchaser Representative and the Company reasonably informed of the progress of any such WHT Dispute and, to the extent that the WHT Dispute could reasonably be expected to have a negative impact which could be material on a Purchaser Indemnitee with respect to issues that are not directly related to Capital Gains WHT or Dividend WHT (“Non-WHT Issues”), as the case may be, the applicable Purchaser Indemnitee shall be provided a reasonable period of time to review and comment on any correspondence that addresses such Non-WHT Issues prior to submission of such correspondence to the relevant Taxing Authority (and, for the avoidance of doubt, Seller and Visteon shall have the right to accept or reject any such comments in their sole discretion). For the avoidance of doubt, Purchasers shall not, and Hahn shall cause, and Hankook Tire shall cooperate with Hahn in causing, the Company not to, without the prior written consent of Seller or Visteon, withdraw from any WHT Dispute, submit any brief, testimony, or other communication with respect to any WHT Dispute, or negotiate, settle or otherwise compromise any WHT Dispute. Except as otherwise provided in Section 4.19(b) or Section 7.03, none of Seller, Visteon or their Affiliates shall (i) participate in or control, or (ii) settle, compromise, consent to the entry of any judgment or admit to any liability with any Taxing Authority, with respect to any matter of the relevant Purchaser Indemnitee other than Capital Gains WHT or Dividend WHT, without the prior consent of the Purchaser Representative.

(4) Purchasers shall, and Hahn shall cause, and Hankook Tire shall cooperate with Hahn in causing, the Company to, provide to Seller and Visteon such cooperation, documentation and information as either of them reasonably may request in connection with any WHT Dispute, including the preparation, prosecution, defense or resolution thereof. Such cooperation and information shall include reasonably providing copies of all relevant portions of relevant Tax Returns, the Tax Exemption Application and Assessment Documentation, together with all relevant portions of relevant accompanying schedules and supporting documentation, relevant documents relating to notices, rulings or other determinations by Taxing Authorities and other information which either Purchaser or the Company may possess. Purchasers shall, and, upon obtaining written consent from the Company, Hahn shall cause, and Hankook Tire shall cooperate with Hahn in causing, the Company to, make its employees reasonably available on a mutually convenient basis (and not at the cost of Visteon and its Affiliates) to provide an explanation of or otherwise assist with any documents or information so provided. Notwithstanding anything to the contrary contained herein, upon Seller’s or Visteon’s request, and at appropriate times, Purchasers shall, and Hahn shall cause, and Hankook Tire shall cooperate with Hahn in causing, the Company to, execute and deliver to Visteon such powers of attorney as Seller or Visteon may reasonably request to enable Seller and Visteon to fully exercise all their rights contained in this Section 4.19(d)(iv), including powers of attorney substantially in the form of Exhibit E and Exhibit F.

(v) WHT Ruling. Following the signing of this Agreement, Seller and Visteon may, in their sole discretion, prepare and submit a request to the Korean Taxing Authority for a non-binding ruling substantially to the effect that where Visteon is the beneficial owner of dividends paid by the Company, it is the beneficial owner of capital gain arising from the Transaction. Notwithstanding anything to the contrary contained herein, Seller and Visteon shall have the sole right, at their own cost and expense, to control the content, preparation and submission of the WHT Ruling, as well as the conduct and management of any communications with the Korean Taxing Authority related thereto, and other actions with respect to any of the foregoing. Purchasers shall not, and Hahn shall cause, and Hankook Tire shall cooperate with Hahn in causing, the Company not to, without the prior written consent of Seller or Visteon, (1) participate or otherwise exercise any rights with respect to the content, preparation and submission of the WHT Ruling (or any other actions with respect thereto) and (2) for the avoidance of doubt, withdraw the WHT Ruling, submit any brief, testimony, or other communication with respect to the WHT Ruling, or negotiate, settle or otherwise compromise the resolution of the WHT Ruling.

(e) Refunds.

(i) Notwithstanding anything to the contrary contained herein, Visteon shall be entitled to any refunds of Taxes (including any Capital Gains WHT or Dividend WHT and including any amount of such refunds applied against Taxes of the relevant Purchaser Indemnitee, the Company or its Subsidiaries) for which Visteon has indemnified the Purchaser Indemnitees or the Company (including, in each case, any interest paid therewith).

(ii) To the extent permitted by applicable Law, upon the request of Seller or Visteon, the Purchaser Representative shall, and Hahn shall cause, and Hankook Tire shall cooperate with Hahn in causing, the Company to, execute and deliver an assignment agreement, substantially in the form of Exhibit G, assigning to Seller and Visteon Purchasers’ and the Company’s rights to receive any and all refunds for which Visteon is entitled pursuant to

Section 4.19(e)(i) (which shall include for purposes of this Section 4.19(e) any refund interest). In the event that the right to any such refund cannot be assigned to Seller or Visteon for any reason, Purchasers shall, and Hahn shall cause, and Hankook Tire shall cooperate with Hahn in causing, the Company to, promptly notify Visteon upon the receipt of any notice from any Taxing Authority related to such refund and upon the actual receipt of any such refund, and pay to Visteon the amount of such refund (including any amount of such refunds applied against Taxes of the relevant Purchaser Indemnitee, the Company or its Subsidiaries) in readily available funds within ten (10) Business Days of the actual receipt of the refund or the application of such refund against such Taxes, in each case net of any costs (including Taxes) to the party receiving such refund.

(f) Certain Post Closing Actions. From the Closing Date through the end of the taxable period of the Company that includes the Closing Date, each Purchaser shall not, and shall cause its Affiliates (including the Company, in which case Hahn shall cause and Hankook Tire shall cooperate in causing) not to (i) take any action or enter into any transaction that would be considered under the Code to constitute the payment of an actual or deemed dividend by the Company, including pursuant to Section 304 of the Code, other than dividends or distributions by the Company for the fiscal year ended December 31, 2014, (ii) except in the ordinary course of business consistent with past practice, dispose of the stock of any Subsidiary of the Company that is treated at the time of such disposition as a corporation for U.S. federal income tax purposes in a transaction in which gain or loss is recognized for U.S. federal income tax purposes, and (iii) except in the ordinary course of business consistent with past practice, pay any distribution treated in whole or in part as a dividend under Sections 316 and 301(c)(1) of the Code from any Subsidiary that is treated (at the time of such distribution) as a corporation for U.S. federal income tax purposes, other than (x) any such distribution that does not create subpart F income for U.S. federal income tax purposes or (y) any distribution needed to permit the Company to pay dividends for the fiscal year ended December 31, 2014 or to pay scheduled principal or interest on any Indebtedness of the Company or any of its Subsidiaries that existed as of the Closing or that results from a bona fide refinancing of any such Indebtedness (including, in each case, any interest on such Indebtedness accruing after the Closing).

(g) Tax Matters Coordination and Survival.

(i) Notwithstanding anything to the contrary contained herein, (1) in the event of a conflict or inconsistency between the provisions of this Section 4.19 and the provisions of Article VII, the provisions of this Section 4.19 shall govern and (2) indemnification with respect to Capital Gains WHT and Dividend WHT and the procedures relating thereto shall be governed by Section 4.19(d) and Section 4.19(e), and the provisions of Article VII (other than Sections 7.04 and 7.07) shall not apply.

(ii) The indemnification obligations and covenants and agreements contained in this Section 4.19 shall survive until sixty (60) days following the expiration of the applicable statutory periods of limitations (including any extensions or waivers thereof); provided, however, that the covenants and agreements contained in Section 4.19(e) shall not expire.

4.20 Transition Steering Committee. Promptly following the execution of this Agreement, Visteon and the Purchaser Representative shall set up a transition steering committee in accordance with the provisions of Exhibit B to this Agreement.

4.21 Election of Directors; Removal.

(a) Seller shall use its reasonable best efforts to cause the Company to convene the General Meeting of Shareholders on or as close as reasonably practicable to the Closing Date and in no event earlier than March 15, 2015 or later than March 31, 2015 for the purpose of electing, conditional upon consummation of the Closing, a new board of directors of the Company comprising individuals as notified in writing by the Purchaser Representative to Seller in advance of the General Meeting. Seller shall use its reasonable best efforts to cause the Company to nominate such individuals for election, and shall vote the Shares in favor of the election of such individuals at the General Meeting of Shareholders as the new directors of the Company, conditional upon consummation of the Closing.

(b) If the Closing occurs after the General Meeting of Shareholders, Seller shall cause any individuals (other than those selected by the Purchaser Representative pursuant to clause (a) above) that are candidates for directors at the General Meeting to be elected on the condition that either the term of such directors shall expire at the Closing or such directors shall have tendered their resignation letters which will be effective at the Closing.

(c) Seller shall procure the resignations (such resignations to be conditioned upon the Closing) of the current directors of the Company whose terms continue past the General Meeting of Shareholders (it being understood as of the date hereof that such directors are Jeffrey M. Stafeil and Timothy D. Leuliette), unless otherwise requested by the Purchaser Representative. If requested by the Purchaser Representative, Visteon shall communicate, to the directors or officers of the Company identified by the Purchaser Representative, the Purchaser Representative’s preference in having such directors or officers to continue to hold such positions following the Closing.

4.22 Acquisition of Company Shares. Prior to the earlier of the Closing Date or the termination of this Agreement pursuant to Section 6.01, neither Visteon nor any of Visteon’s Subsidiaries shall acquire, directly or indirectly, beneficially or of record, any additional Company Shares or any other securities convertible into or exchangeable or exercisable for, Company Shares or any other equity interests of the Company or any of its Subsidiaries.

4.23 Corporate Name.

(a) Each Purchaser acknowledges that Visteon and/or its Subsidiaries have the absolute and exclusive proprietary right to all names, trade names, trademarks, service names and service marks incorporating the word “Visteon”. Each Purchaser shall not, and shall cause its Affiliates (including, in the case of Hahn, after the Closing, the Company and its Subsidiaries) not to use the word “Visteon” or any derivation thereof, and any corporate symbols or logos related thereto in connection with the offer or sale of any goods or services or otherwise in the conduct of its or their businesses. Each Purchaser and its Affiliates (including, after the Closing, the Company and its Subsidiaries) hereby acknowledge the validity and enforceability of the

“Visteon” trademarks and agree not to challenge the validity thereof; provided that the foregoing shall not constitute a representation or warranty with respect to such trademarks (it being understood that this disclaimer shall not apply to any other provision of this agreement including Article III). Within six (6) months following the Closing Date, Hahn shall cause the Company and its Subsidiaries to make all filings with the appropriate Governmental Authorities and take such other actions as may be necessary to change the corporate name of the Company and each of its Subsidiaries to a name which does not include the word “Visteon” or any word confusingly similar thereto.

(b) Without limiting Section 4.23(a) above, Seller and Visteon acknowledge that, immediately after the Closing, as between the Parties, the Company and its Subsidiaries shall own the absolute and exclusive proprietary right to all names, trade names, trademarks, service names and service marks incorporating the word “Halla” and the acronym “HVCC” that were owned by the Company or its Subsidiaries immediately prior to the Closing. After the Closing, Seller and Visteon shall not, and shall cause their respective Affiliates and Subsidiaries not to use the name “Halla Visteon Climate Control Corporation”, the word “Halla”, or the acronym “HVCC”, or any derivation thereof, and any corporate symbols or logos incorporating the same in connection with the offer or sale of any goods or services in the conduct of its or their businesses. Seller and Visteon hereby acknowledge the validity and enforceability of the “Halla” and “HVCC” trademarks and agree not to challenge the validity thereof; provided that the foregoing shall not constitute a representation or warranty with respect to such trademarks (it being understood that this disclaimer shall not apply to any other provision of this agreement including Article II). After the Closing, Seller and Visteon shall not use the name “Visteon Climate Control” or the acronym “VCC” in the Climate Business for the Restricted Period.

4.24 Other Obligations. Visteon and Seller will comply with Exhibit D to this Agreement.

ARTICLE V

CONDITIONS

5.01 Conditions to the Obligations of Each Party. The respective obligations of each party to consummate the Closing are subject to the fulfillment, at or before the Closing, of each of the following conditions:

(a) Stockholder Approval. The Requisite Stockholder Approval shall have been obtained.

(b) Antitrust Approvals. All approvals or expirations or terminations of waiting periods (including any extensions thereof) required to be obtained or to have occurred under the Antitrust Laws of the jurisdictions listed in Schedule 5.01(b) prior to Closing shall have been obtained or shall have occurred.

(c) No Injunctions or Restraints. No Governmental Authority of competent jurisdiction shall have issued or entered any Governmental Order which is then in effect and has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Transaction or otherwise making the Transaction illegal.

5.02 Conditions to the Obligations of Purchasers. The obligations of each Purchaser hereunder to consummate the Closing and purchase the Shares in the proportion set forth on Annex 1.01 opposite such Purchaser are subject to the fulfillment, at or before the Closing, of each of the following additional conditions (all or any of which may be waived in writing in whole or in part by the Purchaser Representative in its sole discretion):

(a) Representations and Warranties. (i) The representations and warranties set forth in Sections 2.01 and 2.02 (except the last sentence of Section 2.02) shall be true and correct in all respects as of the date of this Agreement and the Closing Date as if made on and as of such date (except to the extent such representation and warranty expressly relates to an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date only), (ii) each other Fundamental Representation contained in Article II shall be (other than de minimis inaccuracies taken as a whole) true and correct in all respects as of the date of this Agreement and the Closing Date as if made on and as of such date (except to the extent such Fundamental Representation expressly relates to an earlier date, in which case such representation and warranty shall be (other than de minimis inaccuracies taken as a whole) true and correct in all respects as of such earlier date only), and (ii) each other representation and warranty of Visteon and Seller contained in this Agreement, without giving effect to any materiality or “Material Adverse Effect” qualifications therein, shall be true and correct as of the date of this Agreement and the Closing Date as if made on and as of such date (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date only), except for such failures to be true and correct as would, individually or in the aggregate, not have and not reasonably be expected to have a Material Adverse Effect.

(b) Performance of Obligations of Visteon and Seller. The covenants and agreements contained in this Agreement to be complied with by Visteon and Seller on or before the Closing shall have been complied with in all material respects.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Material Adverse Effect.

(d) Officer’s Certificate. The Purchaser Representative shall have received a certificate signed on behalf of Visteon by an officer of Visteon, stating that the conditions specified in Sections 5.02(a), 5.02(b) and 5.02(c) have been satisfied.

(e) Other Deliverables. The Purchaser Representative shall have received the items set forth in Section 1.02(b)(ii).

5.03 Conditions to the Obligations of Visteon and Seller. The obligations of Visteon and Seller hereunder to consummate the Closing are subject to the fulfillment, at or before the Closing, of each of the following additional conditions (all or any of which may be waived in writing in whole or in part by Visteon in its sole discretion):

(a) Representations and Warranties. (i) The representation contained in Section 3.01 shall be true and correct in all material respects as of the date of this Agreement and the Closing Date as if made on and as of such date (except to the extent such representation and warranty expressly relates to an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date only), (ii) each other Fundamental Representation contained in Article III shall be (other than de minimis inaccuracies taken as a whole) true and correct in all respects as of the date of this Agreement and the Closing Date as if made on and as of such date (except to the extent such Fundamental Representation expressly relates to an earlier date, in which case such representation and warranty shall be (other than de minimis inaccuracies taken as a whole) true and correct in all respects as of such earlier date only), and (iii) each other representation and warranty of Purchasers set forth in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “material adverse effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as though made on the Closing Date (except to the extent such representation and warranty expressly relates to an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not have, individually or in the aggregate, a material adverse effect on Purchasers’ ability to consummate the Transaction.

(b) Performance of Obligations of Purchasers. The covenants and agreements contained in this Agreement to be complied with by Purchasers on or before the Closing shall have been complied with in all material respects.

(c) Officer’s Certificates. Visteon shall have received a certificate signed on behalf of each Purchaser by an officer of each Purchaser, stating that the conditions specified in Sections 5.03(a) and 5.03(b) with respect to such Purchaser have been satisfied.

(d) Other Deliverables. Visteon shall have received the items set forth in Section 1.02(b)(i).

5.04 Frustration of Closing Conditions. Neither Purchaser may rely on the failure of any condition set forth in Section 5.01 or Section 5.02 to be satisfied if such failure was primarily caused by the failure of such Purchaser to perform any of its material obligations under this Agreement. Visteon and Seller may not rely on the failure of any condition set forth in Section 5.01 or Section 5.03 to be satisfied if such failure was primarily caused by the failure of Visteon or Seller to perform any of its material obligations under this Agreement.

ARTICLE VI

TERMINATION

6.01 Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned at any time prior to the Closing, whether before or after the Requisite Stockholder Approval is obtained (except as noted below), as follows:

(a) by mutual written agreement of Visteon and the Purchaser Representative;

(b) by either Visteon or the Purchaser Representative, if:

(i) the Closing shall not have occurred by June 30, 2015 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 6.01(b)(i) shall not be available to: (x) Visteon, if any failure by Visteon or Seller to fulfill its obligations under this Agreement shall have been the primary cause of, or shall have resulted in, the failure of the Closing to occur on or prior to the Outside Date; or (y) the Purchaser Representative, if either Purchaser’s failure to fulfill its obligations under this Agreement shall have been the primary cause of, or shall have resulted in, the failure of the Closing to occur on or prior to the Outside Date.

(ii) any Governmental Authority of competent jurisdiction shall have issued or entered any Governmental Order or taken any other action permanently restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement, and such Governmental Order or action shall have become final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 6.01(b)(ii) shall have used its reasonable best efforts to remove such Governmental Order or other action; and provided, further, that the right to terminate this Agreement under this Section 6.01(b)(ii) shall not be available to a party if the issuance of such Governmental Order or taking of such action was primarily due to the failure of such party including, in the case of the Purchaser Representative, the failure of either Purchaser; or

(iii) the Requisite Stockholder Approval shall not have been obtained upon a vote taken thereon at the Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof; or

(c) by Visteon:

(i) if either Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 5.03 and (B) is not capable of being cured by the applicable Purchaser by the Outside Date or, if capable of being cured, shall not have been cured by the applicable Purchaser on or before the earlier of (x) the Outside Date and (y) the date that is thirty (30) calendar days following Visteon’s delivery of written notice to the Purchaser Representative of such breach or failure to perform; provided, however, that Visteon shall not have the right to terminate this Agreement pursuant to this Section 6.01(c)(i) if Visteon or Seller is then in material breach of any of its material obligations under this Agreement;

(ii) at any time prior to receipt of the Requisite Stockholder Approval, in order to enter into a definitive agreement with respect to a Superior Proposal to the extent permitted by, and subject to the applicable terms and conditions of, Section 4.05 subject to Visteon paying the Purchaser Representative the Termination Fee pursuant to Section 6.03(a) prior to or concurrently with such termination and entering into such definitive agreement with respect to a Superior Proposal concurrently with such termination;

(iii) if (a) all the conditions set forth in Section 5.01 and Section 5.02 (other than those conditions that by their terms are to be satisfied by actions taken at the Closing, each of which is capable of being satisfied at the Closing) have been satisfied, (b) Purchasers shall have failed to consummate the Closing by the time set forth in Section 1.02(a), (c) Visteon and Seller have irrevocably confirmed to the Purchaser Representative in writing that all conditions set forth in Sections 5.01 and 5.03 have been satisfied or (with respect to Section 5.03 only) waived and that they are ready, willing and able to, and will, consummate the Closing, (d) Visteon shall have given the Purchaser Representative written notice at least three (3) Business Days prior to such termination stating Visteon’s intention to terminate the Agreement pursuant to this Section 6.01(c)(iii) and (e) the Closing shall not have been consummated by the end of such three (3) Business Day period; or

(iv) if, (A) at any time prior to receipt of the Requisite Stockholder Approval, the board of directors of Visteon makes an Adverse Recommendation Change and/or has authorized termination of this Agreement pursuant to clause (x) of the second sentence of Section 4.05(f), and (B) prior to or concurrently with such termination Visteon pays the Purchaser Representative the Termination Fee pursuant to Section 6.03(a); or

(d) by the Purchaser Representative, if:

(i) Visteon or Seller shall have breached or failed to perform any of their respective representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 5.02 and (B) is not capable of being cured by Visteon or Seller, as applicable, by the Outside Date or, if capable of being cured, shall not have been cured by Visteon or Seller on or before the earlier of (x) the Outside Date and (y) the date that is thirty (30) calendar days following the Purchaser Representative’s delivery of written notice to Visteon of such breach or failure to perform; provided, however, that the Purchaser Representative shall not have the right to terminate this Agreement pursuant to this Section 6.01(d)(i) if either Purchaser is then in material breach of any of its material obligations under this Agreement;

(ii) at any time prior to the receipt of the Requisite Stockholder Approval, the board of directors of Visteon shall have made an Adverse Recommendation Change; or

(iii) Visteon enters into a definitive agreement with respect to a Superior Proposal.

6.02 Effect of Termination. In the event of termination of this Agreement as provided in Section 6.01, written notice thereof shall be given by the terminating party to Visteon, in the case of the Purchaser Representative terminating this Agreement, and to the Purchaser Representative, in the case of Visteon terminating this Agreement, specifying the provisions hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and there shall be no liability on the part of any party hereto, and all rights and obligations of any party hereto shall cease; provided, however, that, except as otherwise provided in Section 6.03 or in any other provision of this Agreement, no such termination shall relieve any party hereto of any liability or damages (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs) resulting from any material breach of this Agreement prior to such termination, in which case, except as otherwise provided in Section 6.03 or in any other provision of this Agreement, the aggrieved party shall be entitled to all remedies available at law or in equity; and provided, further, that the Confidentiality Agreement, the Equity Commitment Letters (to the extent set forth therein) and the provisions of Section 4.17 regarding reimbursement of expenses, indemnification and confidentiality, this Section 6.02, Section 6.03 and Article IX shall survive any termination of this Agreement pursuant to Section 6.01.

6.03 Termination Fees.

(a) If, but only if, this Agreement is terminated by:

(i) the Purchaser Representative pursuant to Section 6.01(d)(i), or either the Purchaser Representative or Visteon pursuant to Section 6.01(b)(iii) and, in either such case, (x) prior to such termination (or the Stockholders’ Meeting in the case of termination pursuant to Section 6.01(b)(iii)), a Competing Proposal shall have been publicly disclosed and not withdrawn prior to such date and (y) within twelve (12) months after such termination, Visteon consummates a Competing Proposal with a Third Party (provided, however, that for purposes of this Section 6.03(a)(i), the references to “thirty-five percent (35%)” in the definition of Competing Proposal shall be deemed to be references to “fifty percent (50%)”);

(ii) Visteon pursuant to Section 6.01(c)(ii) or Section 6.01(c)(iv); or

(iii) the Purchaser Representative pursuant to Section 6.01(d)(ii) or Section 6.01(d)(iii);

then, in any such case, Visteon shall pay, or cause to be paid, to the Purchaser Representative the Termination Fee. “Termination Fee” shall mean (A) an amount equal to $71,500,000 if this Agreement is terminated pursuant to Section 6.01(c)(ii) or Section 6.01(d)(iii), the definitive agreement that Visteon enters into in connection with such termination is with an Excluded Party (and/or its Affiliates), this Agreement is terminated pursuant to Section 6.01(c)(ii) or Section 6.01(d)(iii) prior to the date that is fifteen (15) days after the end of the Go-Shop Period and such definitive agreement is executed by all parties thereto within fifteen (15) days after the end of the Go-Shop Period or (B) an amount equal to $107,300,000 if the Termination Fee becomes payable in any other circumstance (less any Purchaser Expenses previously paid by Visteon pursuant to Section 6.03(d)).

Any payments required to be made under this Section 6.03(a) shall be made by wire transfer of same day funds to the account or accounts designated by the Purchaser Representative, (x) in the case of clause (i) above, on the same day as the consummation of the transaction contemplated therein, (y) in the case of clause (ii) above, prior to or concurrently with such termination and (z) in the case of clause (iii) above, promptly, but in no event later than three (3) Business Days after the date of such termination.

(b) If this Agreement is terminated by Visteon pursuant to Section 6.01(c)(i) or Section 6.01(c)(iii), then each Purchaser, severally but not jointly and severally, shall pay, or cause to be paid, to Visteon an amount equal to such Purchaser’s pro-rata portion (as set forth on Annex 1.01) of $178,800,000 (the “Reverse Termination Fee”) not later than three (3) Business Days following such termination.

(c) Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that in no event shall Visteon or Purchasers be required to pay the Termination Fee or the Reverse Termination Fee, as the case may be, on more than one occasion.

(d) If this Agreement is terminated by either Visteon or the Purchaser Representative pursuant to Section 6.01(b)(iii), then Visteon shall pay, or cause to be paid, all of the reasonable and documented out-of-pocket fees and expenses (including fees and expenses of financial advisors and legal counsel) incurred by Purchasers and their respective Affiliates in connection with this Agreement or the Transaction, such payment to be made as promptly as possible (but in any event within three (3) Business Days) following such termination in an amount not to exceed $5,000,000, in the aggregate (the “Purchaser Expenses”); provided that any payment of the Purchaser Expenses shall reduce, on a dollar-for-dollar basis, any Termination Fee that becomes due and payable under Section 6.03(a).

(e) Notwithstanding anything to the contrary set forth in this Agreement, but subject to Visteon’s right set forth in (i) the second to last sentence of this Section 6.03(e) and (ii) Section 9.09, Visteon’s receipt of payment of the Reverse Termination Fee pursuant to Section 6.03(b) shall, in circumstances in which the Reverse Termination Fee is owed, constitute the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of Visteon, its Subsidiaries and any of their respective former, current or future general or limited partners, direct or indirect equityholders, members, managers, directors, officers, employees, agents, Representatives, Affiliates or assignees (collectively, the “Visteon Related Parties”) against Purchasers, the Sponsors and the Financing Sources or any of their respective former, current or future general or limited partners, direct or indirect equityholders, members, managers, directors, officers, employees, agents, Representatives, Affiliates or assignees (collectively, the “Purchaser Related Parties”) for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise (in each case whether willfully, intentionally, unintentionally or otherwise), and upon payment of such amount, none of the Purchaser Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement (except that Hahn shall also be obligated with respect to the Confidentiality Agreement, and for any of its expense reimbursement and indemnification obligations contained in Section 4.17, each of Hahn and Hankook Tire shall also be obligated with respect to Section 6.03(f) and each of the Sponsors shall also be obligated pursuant to the terms and conditions of such Sponsor’s Equity Commitment Letter) and Visteon and Seller shall not seek or permit to be sought (and shall cause their respective Subsidiaries not to seek or permit to be sought) from any Purchaser Related Party any monetary damages of any kind or nature or arising from any circumstance in connection with this Agreement or the transactions contemplated by this Agreement other than the payment of the foregoing amounts. Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 9.09, the Purchaser Representative’s right to receive payment from Visteon of the Termination Fee pursuant to Section 6.03(a) shall, in circumstances in which the Termination Fee is owed, constitute the sole and exclusive monetary remedy of Purchasers against the Visteon Related Parties for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount, none of the Visteon Related Parties shall have any further liability or obligation related to or arising out of this Agreement or the transactions contemplated thereby (except that Visteon shall also be obligated with respect to

Section 6.03(f)) and neither Purchaser shall seek or permit to be sought (and shall cause its Subsidiaries not to seek or permit to be sought) from any Visteon Related Party any monetary damages of any kind or nature or arising from any circumstance in connection with this Agreement or the transactions contemplated by this Agreement other than the payment of the foregoing amounts. Notwithstanding anything to the contrary set forth in this Agreement, the parties expressly agree that Visteon shall be entitled to seek an injunction, or other appropriate form of specific performance or equitable relief, to (A) cause Hahn to cause, or for Visteon to directly cause, in accordance with its third party beneficiary rights under the Equity Commitment Letters, the Equity Financing to be funded or (B) cause Hankook Tire to fulfill its payment obligations under Section 1.02(b)(i), in each case, at any time only if each of the following conditions has been satisfied: (i) all conditions in Sections 5.01 and 5.02 have been satisfied, and remain satisfied, at the time when Closing would have occurred (other than those conditions that by their terms are to be satisfied by actions taken at Closing, each of which shall be capable of being satisfied at the Closing (but subject to the fulfillment or waiver of those conditions)) but for the failure of the Financing to be funded, (ii) Purchasers have failed to consummate the Closing by the date the Closing is required to have occurred pursuant to Section 1.02(a), (iii) the Debt Financing provided for by the Debt Commitment Letters (or, if Alternative Financing is being used in accordance with Section 4.16, pursuant to the commitment with respect thereto) has been funded or will be funded in accordance with the terms thereof at the Closing if the Equity Financing is funded at the Closing and (iv) with respect to any funding of the Equity Financing to occur at the Closing, Visteon has irrevocably confirmed in writing that if specific performance is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur. For the avoidance of doubt, in no event shall Visteon or Seller be entitled to specific performance to cause Hahn to cause, or for Visteon or Seller to directly cause, in accordance with its rights under the Equity Commitment Letters, the Equity Financing to be funded at any time and/or to effect the Closing in accordance with Section 1.02 if the Debt Financing (or, if applicable, the Alternative Financing) has not been funded (or will not be funded at the Closing even if the Equity Financing is funded at the Closing). For the avoidance of doubt, Visteon may pursue both a grant of specific performance of the type provided in the fourth to last sentence of this Section 6.03(e) and the payment of the Reverse Termination Fee under Section 6.03(b) and the Purchaser Representative may pursue both a grant of specific performance of the type provided Section 9.09 and the payment of the Termination Fee under Section 6.03(a); provided, that in each case, Visteon and the Purchaser Representative (on behalf of Purchasers), as applicable, shall only be awarded one of the remedies pursued and not both. For the avoidance of doubt, the parties expressly acknowledge and agree that in no event shall any party be entitled to, or seek, a grant of specific performance to require any of the other parties to consummate the transaction until such grant of specific performance would result in the consummation of a sale of all the Shares.

(f) Each of the parties hereto acknowledges that (i) the agreements contained in this Section 6.03 are an integral part of the transactions contemplated by this Agreement, (ii) each of the Termination Fee and Reverse Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate Visteon or Purchasers, as the case may be, in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregoing while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision and (iii) without these agreements, the parties would not enter into this Agreement; accordingly, if Visteon or Purchasers (severally), as the case may be, fails to timely pay any amount due pursuant to this Section 6.03 and, in order to obtain such payment, either Visteon or the Purchaser Representative as the case may be, commences a suit that results in a judgment against the other party for the payment of any amount set forth in this Section 6.03, such paying party shall pay the other party its costs and expenses in connection with such suit, together with interest on such amount at the annual rate of five percent (5%) plus the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

ARTICLE VII

INDEMNIFICATION AND SURVIVAL

7.01 Survival of Representations, Warranties, Covenants and Agreements. The representations and warranties contained in this Agreement shall expire on the nine (9) month anniversary of the Closing Date; provided, however, that (a) the representations and warranties set forth in Section 2.01 (Organization, Authority and Enforceability), Section 2.02 (Capitalization), Sections 2.03(b) and (d) (Subsidiaries), Section 2.25 (Brokers), Section 3.01 (Organization, Authority and Enforceability) and Section 3.08 (Brokers) (collectively, the “Fundamental Representations”) shall survive indefinitely and (b) the representations and warranties set forth in Section 2.10 (Taxes) shall survive until the three (3) year anniversary of the Closing Date. The covenants and agreements of Visteon, Seller and Purchasers that contemplate actions to be taken or not taken on or prior to the Closing shall survive until the one (1) year anniversary of the Closing Date. The covenants and agreements of Visteon, Seller and Purchasers that contemplate actions to be taken or not taken after the Closing shall survive in accordance with their terms. Any representation or warranty in respect of which indemnification may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to this Section 7.01 if a Claim Notice or Indemnity Notice (as applicable) shall have been timely given in good faith based on facts which could reasonably be expected to establish a valid claim under this Article VII on or prior to such termination date, until the related claim for indemnification has been satisfied or otherwise resolved as provided in this Article VII.

7.02 Indemnification.

(a) Subject to the provisions of this Article VII, from and after the Closing, Visteon shall indemnify Purchasers, their respective Affiliates and their respective officers, directors, agents, successors and assigns (collectively, the “Purchaser Indemnitees”) in respect of, and hold them harmless from and against, and pay to the applicable Purchaser Indemnitee the amount of, any and all Losses suffered, incurred or sustained by a Purchaser Indemnitee by reason of or resulting from (i) any inaccuracy or breach of a representation or warranty of Visteon and Seller contained in Article II of this Agreement, (ii) any nonfulfillment of or failure to perform any covenant or agreement contained in this Agreement on the part of Visteon or Seller which is not an Unindemnified Pre-Closing Covenant Breach and (iii) with respect to Purchaser Indemnitees other than the Company and its Subsidiaries from items set forth on Annex 7.02(a).

(b) Subject to the provisions of this Article VII, from and after the Closing, Purchasers, shall, severally and not jointly and severally, indemnify Visteon, Seller, their respective Affiliates and their respective officers, directors, agents, successors and assigns (collectively, the “Visteon Indemnitees”) in respect of, and hold them harmless from and against, and pay to the applicable Visteon Indemnitees the amount of, any and all Losses suffered, incurred or sustained by a Visteon Indemnitee by reason of or resulting from (i) any inaccuracy or breach of a representation or warranty of Purchasers contained in Article III and (ii) any nonfulfillment of or failure to perform any covenant or agreement contained in this Agreement on the part of Purchasers which is not an Unindemnified Pre-Closing Covenant Breach.

(c) The indemnity obligations of the parties under this Article VII shall be limited as set forth in this Section 7.02(c).

(i) Only to the extent the Indemnifying Party is materially prejudiced by any delay in the delivery of such notice, no indemnity shall be payable under this Article VII with respect to Losses for which the Indemnified Party has not provided the Indemnifying Party a Claim Notice or Indemnity Notice, as applicable, with respect to such claim, setting forth in reasonable detail the specific facts and circumstances pertaining thereto reasonably promptly following the time at which the Indemnified Party discovered such claim.

(ii) No indemnity shall be payable under this Article VII with respect to any individual Loss or series of related Losses (arising out of the same or substantially similar facts) suffered, incurred or sustained by reason of or resulting from any inaccuracy or breach of a representation or warranty contained in Article II of this Agreement that does or do not exceed $125,000. Any such individual Loss or series of related Losses that is or are in excess of $125,000 are referred to as “Covered Losses”.

(iii) No Purchaser Indemnitee shall be entitled to indemnification pursuant to Section 7.02(a)(i) until the aggregate of such Covered Losses pursuant to Section 7.02(a)(i) exceeds $35,750,000 (the “Deductible”), after which only such Losses in excess of the Deductible shall be recoverable. No Visteon Indemnitee shall be entitled to indemnification pursuant to Section 7.02(b)(i) until the aggregate of such Covered Losses exceeds the Deductible, after which only such Losses in excess of the Deductible shall be recoverable.

(iv) No Purchaser Indemnitee shall be entitled to any further indemnification under Section 7.02(a)(i) after the aggregate of all Covered Losses paid by Visteon equals $357,500,000 (the “Cap”). No Visteon Indemnitee shall be entitled to any further indemnification under Section 7.02(b)(i) after the aggregate of all Covered Losses paid by Purchasers equals the Cap.

(v) Except with respect to Taxes, an Indemnified Party shall use commercially reasonable efforts to mitigate a Loss (for the avoidance of doubt, reasonable costs and expenses of mitigation shall be taken into account in calculating the Losses for which the Indemnified Party is entitled to indemnification under this Article VII).

(vi) Visteon shall have no indemnity obligations under Section 7.02(a)(i) for Losses to the extent such Losses (A) are reflected, recorded or included as a Liability of the Company or any Subsidiary of the Company on the balance sheets included in the Financial Statements or (B) arise out of changes after the Closing Date in applicable Law.

(vii) No Indemnifying Party shall have any indemnity obligations for consequential, incidental, special, indirect or punitive damages; provided, this Section 7.02(c)(vii) shall not apply to indemnity obligations for (A) consequential, incidental, special, indirect or punitive damages that are awarded by a court of competent jurisdiction in connection with a Third Party Claim or (B) consequential, incidental, special or indirect damages that are the natural, probable and reasonably foreseeable result of an inaccuracy or breach of a representation or warranty or any nonfulfillment of or failure to perform any covenant or agreement.

(d) The limitations on indemnification contained in Sections 7.02(c)(i), 7.02(c)(ii), 7.02(c)(iii) and 7.02(c)(iv) shall not apply to Losses arising from breach of the Fundamental Representations.

(e) The limitations on indemnification contained in Sections 7.02(c)(ii), 7.02(c)(iii) and 7.02(c)(iv) shall not apply to indemnification obligations under Section 7.02(a)(iii).

(f) Visteon shall have no right of contribution or other recourse against the Company, its Subsidiaries or their respective directors, officers, employees, Affiliates, agents, attorneys, representatives, assigns or successors for any claims asserted by Purchaser Indemnitees.

7.03 Indemnity Procedures. All claims for indemnification by any Indemnified Party under Section 7.02 shall be asserted and resolved as set forth in this Section 7.03.

(a) In the event any claim or demand in respect of which an Indemnified Party might seek indemnity under Section 7.02 is asserted against or sought to be collected from such Indemnified Party by a Person other than Visteon, either Purchaser or any Affiliate of Visteon or either Purchaser (a “Third Party Claim”), the Indemnified Party shall promptly deliver a Claim Notice to the Indemnifying Party; provided that if the Indemnified Party is a Purchaser Indemnitee such Claim Notice shall be delivered by the Purchaser Representative and if the Indemnified Party is a Visteon Indemnitee such Claim Notice shall be delivered to the Purchaser Representative and for purposes of this Section 7.03, the Purchaser Representative shall be deemed to be the Indemnified Party or Indemnifying Party, as applicable (it being acknowledged by Visteon and Seller that any payment obligations of the Purchaser Representative resulting from being deemed the Indemnifying Party shall be payment obligations of Purchasers, severally and not jointly and severally). If the Indemnifying Party shall have acknowledged in writing to the Indemnified Party that the Indemnifying Party shall indemnify the Indemnified Party as for all Covered Losses the Indemnified Party may suffer resulting from the Third Party Claim to the extent provided in this Article VII, the Indemnifying Party shall have the right to control the defense of such Third Party Claim, including the right to settle such Third Party Claim; provided, however, that if the proposed settlement does not provide for (x) an unqualified release from all liability in respect of such Third Party Claim, (y) relief solely by payment of money damages and (z) no admission of fault, the Indemnifying Party may settle such Third Party Claim only with the consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed. If the Indemnifying Party elects to defend against, negotiate, settle or otherwise deal with any Third Party Claim, which relates to any Losses indemnified by it hereunder, (i) it shall within fifteen (15) Business Days of the Indemnified Party’s written notice of the assertion of such Third Party Claim (or sooner, if the nature of the Third Party Claim so requires) notify the Indemnified Party of its intent to do so; (ii) it shall conduct the defense of the Third Party Claim actively and diligently in all reasonable respects in order to preserve its rights in this regard; (iii) the Indemnified Party shall reasonably cooperate with the Indemnifying Party and its counsel in contesting any Third Party Claim, including in making any counterclaim against the Person asserting the Third Party Claim; (iv) the Indemnified Party may retain separate counsel to participate in, but not control, any defense or settlement of any Third Party Claim, at its sole cost and expense; provided that if in the reasonable opinion of counsel to the Indemnified Party, (A) there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party; or (B) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be liable for the reasonable fees and expenses of one separate counsel to the Indemnified Party. If the Indemnifying Party elects not to compromise or defend such Third Party Claim, fails to notify the Indemnified Party in writing of its election to defend as provided in this Agreement, or fails to diligently in all reasonable respects prosecute the defense of such Third Party Claim in the Indemnified Party’s reasonable judgment, the Indemnified Party may defend against, negotiate, settle or otherwise deal with such Third Party Claim and seek indemnification for any and all Covered Losses based upon, arising from or relating to such defense to the extent provided in this Article VII, but the Indemnifying Party may nonetheless participate in the defense of such Third Party Claim with its own counsel and at its own expense. The parties hereto agree to provide reasonable access to the other to such documents and information as may be reasonably requested in connection with the defense, negotiation or settlement of any such Third Party Claim. No Indemnified Party will consent to the entry of any judgment or enter into any settlement or compromise with respect to a Third Party Claim without the prior written consent (not to be unreasonably withheld, delayed or conditioned) of the Indemnifying Party if the judgment, settlement or compromise does not release the Indemnifying Party from all Liabilities with respect to such Third Party Claim or imposes injunctive or other equitable relief against the Indemnifying Party. No Indemnifying Party will consent to the entry of any judgment or enter into any settlement or compromise with respect to a Third Party Claim without the prior written consent (not to be unreasonably withheld, delayed or conditioned) of the Indemnified Party if the judgment, settlement or compromise does not release the Indemnified Party from all Liabilities with respect to such Third Party Claim or imposes injunctive or other equitable relief against the Indemnified Party or would be reasonably expected to have a materially adverse effect on the Indemnified Party with respect to future Third Party Claims.

(b) In the event any Indemnified Party should have a claim under Section 7.02 against any Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party shall promptly deliver an Indemnity Notice to the Indemnifying Party.

7.04 Tax Effect.

(a) All Losses for which an Indemnified Party would otherwise be entitled to indemnification under this Article VII, Section 4.19(c) or Section 4.19(d) or shall be calculated on an After-Tax Basis.

(b) Any amounts paid pursuant to this Article VII, Section 4.19(c) or Section 4.19(d) shall be considered an adjustment to the Purchase Price for Tax purposes to the maximum extent allowed under applicable Law. Each Purchaser and Visteon, and each of their respective Affiliates, shall prepare and file, and cause their Affiliates (other than the Company, with respect to which Hahn shall cause) to prepare and file, Tax Returns consistent with the treatment described in the foregoing sentence.

7.05 Insurance Offset. The amount of any Covered Loss for which indemnification is provided under this Article VII shall be determined net of any amounts actually recovered by an Indemnified Party or any of such Indemnified Party’s Affiliates under or pursuant to any insurance policy, title insurance policy, indemnity, reimbursement arrangement or similar Contract pursuant to which or under which such Indemnified Party or such Indemnified Party’s Affiliates is a party or has rights (it being agreed that if any insurance, indemnification, reimbursement or similar proceeds are recovered by the Indemnified Party for any Covered Loss after the Indemnifying Party has made an indemnification payment in connection with such Covered Loss, an amount equal to the lesser of such indemnification payment made by the Indemnifying Party and such proceeds received by the Indemnified Party shall as promptly as practicable be remitted to the Indemnifying Party) and the Indemnified Party shall use, and cause its Affiliates to use, commercially reasonable efforts to seek recovery under all insurance, indemnity, reimbursement arrangement or similar Contract covering such Covered Loss to the same extent as it would if such Covered Losses were not subject to indemnification hereunder; provided that any increases in insurance premium or other costs to the Indemnified Party and its Affiliates in connection with seeking recovery under such insurance, indemnity, reimbursement arrangement or similar Contract shall be taken into account in calculating the Losses for which the Indemnified Party is entitled to indemnification under this Article VII.

7.06 Subrogation. To the extent waiving such right is not prohibited under the applicable insurance policy and to the extent legally enforceable, each Indemnified Party hereby waives any subrogation rights that its insurer may have with respect to any indemnifiable Losses.

7.07 Exclusivity. After the Closing, to the extent permitted by Law, the indemnities set forth in this Article VII and Sections 4.19(c) and 4.19(d) shall be the exclusive remedies of the Purchaser Indemnitees and the Visteon Indemnitees for any inaccuracy in any representation or warranty, misrepresentation, breach of warranty or nonfulfillment or failure to be performed of any covenant or agreement contained in this Agreement; provided that, notwithstanding anything to the contrary herein, nothing in this Section 7.07 shall limit the rights or remedies of any Indemnified Party (i) for fraud or (ii) in seeking or obtaining specific performance and other equitable relief in accordance with the terms of this Agreement.

ARTICLE VIII

DEFINITIONS

8.01 Definitions.

(a) Defined Terms. As used in this Agreement, the following defined terms have the meanings indicated below:

“2014 Dividends” has the meaning ascribed to such term in Section 4.14.

“Acceptable Confidentiality Agreement” has the meaning ascribed to such term in Section 4.05(a).

“Actions” means any action, claim, suit, proceeding, mediation, arbitration or investigation by or before any Governmental Authority.

“Adverse Recommendation Change” has the meaning ascribed to such term in Section 4.05(f).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such Person and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise. For the avoidance of doubt, with respect to Hahn, the term “Affiliate” shall also include the Company and its Subsidiaries following the Closing.

“After-Tax Basis” means that, in determining the amount of the payment necessary to indemnify an Indemnified Party against, or reimburse any Indemnified Party for, Losses, the amount of such Losses shall be (i) reduced to take into account any net Tax benefit actually realized by the Indemnified Party with respect to the taxable year in which such Losses were sustained only to the extent resulting in an actual reduction in Taxes paid or payable by the Indemnified Party in the taxable year in which such Losses were sustained, and (ii) increased to take into account any net Tax cost incurred by the Indemnified Party in the taxable year of the receipt or accrual of the payment as a result of the receipt or accrual of the payment only to the extent resulting in an increase in Taxes paid or payable by the Indemnified Party in the taxable year in which such Losses were sustained or in the taxable year of the receipt or accrual of the payment, but, in each case, as applicable, determined on a “with or without” basis.

“Agreement” means this Share Purchase Agreement, the Disclosure Schedules and Exhibits hereto, as amended, modified or supplemented from time to time.

“Alternative Financing” has the meaning ascribed to such term in Section 4.16(c).

“Antitrust Laws” means any applicable Law or other legal restraint designed to govern competition, trade regulation, foreign investment, or national security or defense matters or to prohibit, restrict or regulate actions with the purpose or effect of monopolization or restraint of trade.

“Assessment Documentation” has the meaning ascribed to such term in Section 4.19(d)(iv)(2).

“Breaching Party” means Visteon (in the case of a nonfulfillment of or failure to perform by Visteon or Seller) and either Purchaser (in the case of a nonfulfillment of or failure to perform by such Purchaser).

“Books and Records” means all files, documents, instruments, papers and other books and records relating to the business of the Company and its Subsidiaries, including financial statements, Tax Returns and related work papers and letters from accountants, budgets, pricing guidelines, ledgers, journals, deeds, title policies, minute books, stock certificates and books, stock transfer ledgers, customer lists, computer files and programs, retrieval programs, operating data and plans and environmental studies and plans.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in New York, New York and Seoul, Republic of Korea.

“Cap” has the meaning ascribed to such term in Section 7.02(c)(iv).

“Capital Gains WHT” means all withholding Taxes and any penalties imposed with respect to related Tax Returns by reason of information provided by Visteon, Seller or their Affiliates, imposed by any Taxing Authority or any national, provincial, district or local subdivisions or agencies thereof of Korea on or by reference to capital gains in respect of the sale of the Shares hereunder. It is agreed and understood that the applicable Capital Gains WHT rate is 11% (including local income surtax but excluding any applicable penalties) of the transaction proceeds.

“Circular 698” means the Notice on Strengthening the Management of Enterprise Income Tax Collection of Proceeds from Equity Transfers by Non-Resident Enterprises (Guoshuihan 2009 No. 698) issued by the State Administration of Taxation of the People’s Republic of China.

“Claim Notice” means written notification pursuant to Section 7.03 of a Third Party Claim as to which indemnity under Section 7.02 is sought by an Indemnified Party, enclosing a copy of all papers served, if any, and specifying the nature of and basis for such Third Party Claim (to the extent known by such Indemnified Party) and for the Indemnified Party’s claim against the Indemnifying Party under Section 7.02, together with the amount or, if not then reasonably determinable, the estimated amount, determined in good faith, of the Loss arising from such Third Party Claim.

“Climate Business” means the business conducted by the Company and its Subsidiaries as of the date hereof, including the development, manufacture and sale of heating, ventilation and air conditioning systems, including evaporators, condensers, heater cores, compressors, air handling cases and fluid transport systems, and cooling and thermal management components and modules for vehicle engines and transmissions, including radiators, oil coolers, charge air coolers, exhaust gas coolers, fluid transport systems and cooling or thermal management of batteries that power the propulsion system of vehicles; but excluding for purposes of Section 4.13(c), the development, manufacture and sale of components, modules and systems for the cooling or thermal management of batteries (other than batteries that power the propulsion system of vehicles), electronics, electric motors and actuators, displays and lighting, electronic climate control modules, decorative control panel technologies, body electronics and security modules.

“Closing” has the meaning ascribed to such term in Section 1.02.

“Closing Date” has the meaning ascribed to such term in Section 1.02.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Commitment Letters” has the meaning ascribed to such term in Section 3.09(a).

“Company” means Halla Visteon Climate Control Corporation, a Korean corporation.

“Company Confidential Information” has the meaning ascribed to such term in Section 4.13(d).

“Company Intellectual Property” has the meaning ascribed to such term in Section 2.13(c).

“Company Registered Intellectual Property” has the meaning ascribed to such term in Section 2.13(a).

“Company Shares” has the meaning ascribed to such term in Section 2.02(a).

“Competing Business” has the meaning ascribed to such term in Section 4.13(c)(ii).

“Competing Proposal” has the meaning ascribed to such term in Section 4.05(i)(i).

“Confidentiality Agreement” has the meaning ascribed to such term in Section 4.03(b).

“Consent” means any consent, approval, authorization, consultation, waiver, Permit, grant, agreement, certificate, exemption, order, registration, declaration, filing, notice of, with or to any Person or under any Law, or the expiration or termination of a waiting period under Antitrust Laws of applicable jurisdictions, in each case required to permit the consummation of the transactions contemplated by this Agreement.

“Contract” means any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease, supply agreement, license agreement, development agreement or other contract, agreement, obligation, commitment, understanding, undertaking or instrument that is legally binding, including all amendments thereto.

“Covered Losses” has the meaning ascribed to such term in Section 7.02(c)(ii).

“Debt Commitment Letters” has the meaning ascribed to such term in Section 3.09(a).

“Debt Financing” has the meaning ascribed to such term in Section 3.09(a).

“Debt Financing Sources” shall mean the Persons that are counterparties to the Debt Commitment Letters and their officers, directors, employees, agents and representatives.

“Deductible” has the meaning ascribed to such term in Section 7.02(c)(iii).

“Disclosure Schedules” has the meaning ascribed to such term in the introduction to Article II.

“Divestiture Period” has the meaning ascribed to such term in Section 4.13(c)(iv).

“Dividend WHT” means all withholding Taxes and any penalties imposed with respect to related Tax Returns by reason of information provided by Visteon, Seller or their Affiliates, assessed against the Company by any Taxing Authority in Korea or any national, provincial, district or local subdivisions or agencies thereof in respect of dividends actually paid or deemed to be paid by the Company to Seller or its Affiliates other than any withholding Taxes actually withheld by the Company in respect of such dividends.

“Electronics Business” means the business of Visteon and its Subsidiaries (other than the Company and its Subsidiaries) as currently conducted as of the date hereof; provided, that, once businesses are transferred to the Company or a Subsidiary of the Company pursuant to Section 4.15, “Electronics Business” shall be deemed to exclude such businesses.

“Employee Benefit Plan” means any employee benefit plan, program, policy or arrangements under which the Company and/or its Subsidiaries have any obligations, including any (i) bonus, profit participation, incentive compensation, commission or other plan, program or arrangement providing for variable remuneration, (ii) equity incentive, stock purchase, stock option, phantom stock or comparable stock related plan, program or arrangement, (iii) anniversary or jubilee plan, program or arrangement, (iv) severance plan, program or arrangement (v) deferred compensation plan, program or arrangement, (vi) salary continuation, sick leave, disability, salary continuation, accident employee welfare benefit plan, program or arrangement (vii) vacation pay or time off plan, program or arrangement (viii) company award, insurance, scholarship, relocation, tuition reimbursement, or other fringe benefit plan, program or arrangement, (ix) medical, dental, health, welfare, life insurance plan, program or arrangement, or (x) retirement benefit, pension, defined contribution retirement or deferred compensation plan, program or arrangement.

“Encumbrance” means any encumbrance, lien, charge, pledge, hypothecation, mortgage, deed of trust, lease, title retention agreement, security interest of any nature, adverse claim, exception, reservation, easement, servitude, right of occupation, any matter capable of registration against title, option, proxy, voting trust, right of pre-emption or privilege or any agreement or other commitment, whether written or oral, to create any of the foregoing (excluding restrictions on transfer arising under securities Laws).

“Environmental Law” means any Law or Governmental Order relating to pollution or protection of human health or the environment, including laws relating to the exposure to, or Releases or threatened Releases of, Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of Hazardous Materials and all Laws and regulations with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials.

“Equity Commitment Letters” has the meaning ascribed to such term in Section 3.09(a).

“Equity Financing” has the meaning ascribed to such term in Section 3.09(a).

“Equity Financing Sources” shall mean the Persons that are counterparties to the Equity Commitment Letters and their officers, directors, employees, agents and representatives.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business, whether or not incorporated, under common control with the Company or any of its Subsidiaries and that, together with the Company or any of its Subsidiaries, is treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Excluded Party” has the meaning ascribed to such term in Section 4.05(i)(ii).

“Fairness Opinion” has the meaning ascribed to such term in Section 2.26.

“Financial Advisor” has the meaning ascribed to such term in Section 2.26.

“Financial Statements” has the meaning ascribed to it in Section 2.06(a).

“Financing” has the meaning ascribed to such term in Section 3.09(a).

“Financing Agreements” has the meaning ascribed to such term in Section 4.16(c).

“Financing Sources” shall mean the Debt Financing Sources and the Equity Financing Sources, collectively.

“Fixed Exchange Rate” has the meaning ascribed to such term in Section 1.01.

“FSC” shall mean the Financial Services Commission of South Korea.

“Former Board Members” has the meaning ascribed to such term in Section 4.09(b).

“Fundamental Representations” has the meaning ascribed to such term in Section 7.01.

“General Meeting of Shareholders” means the ordinary general meeting of the shareholders of the Company for 2015.

“Go-Shop Period” has the meaning ascribed to such term in Section 4.05(a).

“Governmental Authority” means any United States federal, state or local or any non-United States governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or (public or private) arbitral body, or department, agency, or instrumentality thereof; provided that for the purposes of Section 2.21 Governmental Authority shall include any state-owned enterprise.

“Governmental Order” means any order, writ, ruling, judgment, injunction, decree, stipulation, assessment, determination or award entered or issued by or with any Governmental Authority.

“Government Official” means any officer or employee of any Governmental Authority, or of a public international organization, or any person acting in an official capacity for or on behalf of any Governmental Authority, or for or on behalf of any such public international organization, or any political party, party official, or candidate thereof.

“Hahn” has the meaning ascribed to such term in the preamble of this Agreement.

“Hankook Tire” has the meaning ascribed to such term in the preamble of this Agreement.

“Hazardous Materials” means all substances, materials and wastes defined, categorized or regulated as “hazardous,” “toxic,” a “pollutant,” a “contaminant,” or words of similar meaning by any Environmental Law, including the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. §300.5.

“Indebtedness” means, with respect to any Person, (i) the principal, accreted value, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees or expenses and other monetary obligations in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities arising in the ordinary course of business consistent with past practice (other than the current liability portion of any indebtedness for borrowed money)); (iii) all obligations of such Person under leases required to be capitalized in accordance with K-IFRS; (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (v) all obligations of the type referred to in clauses (i) through (iv) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations; and (vi) all obligations of the type referred to in clauses (i) through (v) of other Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person.

“Indemnified Party” means any Person claiming indemnification under any provision of Article VII.

“Indemnifying Party” means any Person against whom a claim for indemnification is being asserted under any provision of Article VII.

“Indemnity Notice” means written notification pursuant to Section 7.03(b) of a claim for indemnity under Article VII by an Indemnified Party, specifying the nature of and basis for such claim, together with the amount or, if not then reasonably determinable, the estimated amount, determined in good faith, of the Loss arising from such claim.

“Intellectual Property” means all worldwide intellectual property rights, including rights in (a) trademarks, service marks, trade names, service names, trade dress rights, corporate names, trade styles, Internet domain names, designs, logos, slogans, and other source or business identifiers and general intangibles of like nature, together with the goodwill associated with any of the foregoing, along with all registrations, and applications, renewals and extensions relating to the foregoing; (b) Internet domain names; (c) patents and applications therefor, including all continuations, divisionals, and continuations-in-part thereof and patents issuing thereon, along with all reissues, reexaminations and extensions thereof ; (d) copyrights and all mask work, database and design rights, whether or not registered or published, (including registrations and applications for any of the foregoing along with all reversions, extensions and renewals thereof); (e) trade secrets; and (f) software, confidential information, technology, know-how, inventions, processes, formulae, algorithms, models and methodologies.

“Interested Parties” has the meaning ascribed to such term in Section 4.07(a).

“Intervening Event” means an event, fact, development or occurrence that affects the business, assets or operations of the Company that is unknown (and is not reasonably foreseeable) to Visteon or Seller as of the date of this Agreement and subsequently becomes known to Visteon or Seller (provided, however, that in no event shall the receipt, existence or terms of a Competing Proposal or any matter relating thereto or consequence thereof constitute an Intervening Event).

“IRS” means the United States Internal Revenue Service.

“K-IFRS” means the international financial reporting standards as adopted by and in effect in Korea.

“Knowledge of Hahn” means the actual knowledge after reasonable inquiry of the individuals listed in Annex 8.01(a).

“Knowledge of Seller and Visteon” means the actual knowledge after reasonable inquiry of the individuals listed in Schedule 8.01(b).

“KRW Portion” has the meaning ascribed to such term in Section 1.01.

“Law” means any United States federal, state, or local or foreign statute, law, ordinance, regulation, rule, code, Governmental Order, other requirement or rule of law, including common law.

“Lease” has the meaning ascribed to such term in Section 2.12(a).

“Leased Employee Benefit Plans” means all “employee benefit plans”, as defined in Section 3(3) of ERISA and all other employee benefit arrangements or payroll practices, including bonus plans, employment, consulting or other compensation agreements, incentive, equity or equity-based compensation, or deferred compensation arrangements, change in control, termination or severance plans or arrangements, stock purchase, severance pay, sick leave, vacation pay, salary continuation for disability, hospitalization, medical insurance, life insurance and scholarship plans and programs maintained by Visteon or any of its Affiliates for the benefit of, inter alia, current or former Leased Employees or to which Visteon or any of its Affiliates contributed or is obligated to contribute thereunder for current or former Leased Employees.

“Leased Employees” has the meaning ascribed to such term in the Visteon Employee Lease Agreement.

“Leased Real Property” means a real property or an interest in real property leased by the Company and the Subsidiaries as lessee or lessor that is material to the business of the Company and its Subsidiaries, taken as a whole.

“Lenders” has the meaning ascribed to such term in Section 3.09(a).

“Liabilities” means any and all debts, losses, damages, deficiencies, liabilities and obligations (including those arising from claims, assessments, judgments, awards, fines and penalties), whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured, asserted or unasserted, liquidated or unliquidated, disputed or undisputed, secured or unsecured or determined or determinable, including those arising under any Law, Action or Governmental Order and those arising under any Contract, arrangement or undertaking (in each case, whether disputed, undisputed, secured, unsecured or otherwise).

“Loss” or “Losses” means any and all losses, damages, Taxes, Liabilities, interest, actual out of pocket costs and expenses (including reasonable costs of attorneys and other professionals including in connection with investigations and defenses, and, for the avoidance of doubt, attorneys’ fees incurred as a result of any claims or substantive litigation between the parties to the agreement), whether or not involving a Third Party Claim.

“Material Adverse Effect” means any fact, circumstance, event, change, occurrence or effect that has had or would have a material adverse effect on (x) the business, condition (financial or otherwise), properties, liabilities, assets or results of operations of the Company and its Subsidiaries, taken as a whole or (y) the ability of Visteon or Seller to consummate the transactions contemplated by this Agreement; provided, however, that none of the following shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred or would occur: (i) changes in general economic, financial market, business or geopolitical conditions; (ii) general changes or developments in any of the industries or markets in which the Company or its Subsidiaries operate; (iii) changes after the date of this Agreement in any applicable Laws or applicable accounting regulations or principles or interpretations thereof; (iv) any change in the price or trading volume of the Company’s securities, in and of itself (provided that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect); (v) any failure by the Company to meet published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect); (vi) any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect); (vii) any outbreak or escalation of hostilities or war or any act of terrorism, or any acts of God or natural disasters; (viii) the negotiation, announcement, consummation or existence of this Agreement and the transactions contemplated hereby, or the identity of the parties to this Agreement (or any communication by either Purchaser regarding the plans or intentions of either Purchaser with respect to the conduct of the business of the Company or any of its Subsidiaries), or the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein; (ix) any action taken by Visteon, Seller or the Company, or which Visteon, Seller or the Company causes to be taken by any of its Subsidiaries, in each case, which is required by this Agreement; (x) any termination, expiration or non-renewal after the date of this Agreement of any Material Contract, or any notice of such termination or non-renewal, other than as a result of any material breach by the Company or any of its Subsidiaries of the terms of any such Material Contract; and (xi) any actions taken (or omitted to be taken) at the written request of the Purchaser Representative; provided, however, that the facts, circumstances, events, changes, occurrences or effects set forth in clauses (i) through (iii) and (vii) above shall be taken into account in determining whether a Material Adverse Effect has occurred to the extent (but only to such extent) such facts, circumstances, events, changes, occurrences or effects have a disproportionate adverse impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the industries in which the Company or its Subsidiaries operate; provided, further, however, the definition of “Material Adverse Effect” shall be subject to Annex 8.01(c).

“Material Contracts” has the meaning ascribed to such term in Section 2.16.

“Material Customer” means any customer of the Company or its Subsidiaries that paid the Company or its Subsidiaries in excess of $50,000,000 during the twelve months prior to the date hereof.

“Material Subsidiary” means any Subsidiary of the Company which has more than $150,000,000 in annual revenues as of the date of this Agreement.

“Material Supplier” means any production supplier to the Company or its Subsidiaries that the Company or its Subsidiaries paid in excess of $50,000,000 during the twelve months prior to the date hereof.

“Minority JV” means, as of the relevant date of determination, a corporation or other Person of which 50% or less of the voting power of the outstanding voting equity securities or 50% or less of the outstanding economic equity interest is held, directly or indirectly, by the Company. For the avoidance of doubt, as of the date hereof the term “Minority JV” includes Jie Xi Si (Nanjing) Automotive Climate Control Co., Ltd., FAWER Visteon Climate Control System (Changchun) Co., Ltd., Bonaire Automotive Electrical Systems Co., Ltd. and Japan Climate Systems Corporation.

“Non-Breaching Party” means either Purchaser (in the case of a nonfulfillment of or failure to perform by Visteon or Seller) and Visteon (in the case of a nonfulfillment of or failure to perform by either Purchaser).

“Non-WHT Issues” has the meaning ascribed to such term in Section 4.19(d)(iv)(3).

“Notice of Adverse Recommendation Change” has the meaning ascribed to such term in Section 4.05(g).

“Notice of Superior Proposal” has the meaning ascribed to such term in Section 4.05(g).

“OFAC” has the meaning ascribed to such term in Section 2.20(a).

“Outside Date” has the meaning ascribed to such term in Section 6.01(b)(i).

“Owned Real Property” means a real property or an interest in real property, including improvements thereon and easements appurtenant thereto, owned in fee by the Company and the Subsidiaries that is material to the business of the Company and its Subsidiaries, taken as a whole.

“Payment Amount” has the meaning ascribed to such term in Section 4.19(d)(iv)(2).

“Payment Instruction” has the meaning ascribed to such term in Section 4.19(d)(iv)(2).

“Permit” shall mean any permit, license, franchise or authorization of any Governmental Authority.

“Permitted Encumbrances” means (a) Encumbrances imposed by law such as carriers’, warehouseman’s, mechanics’, materialmen’s, landlords’, laborers’ suppliers’ and vendors’ liens and other similar statutory liens, in each case securing obligations which were incurred in the ordinary course of business consistent with past practice and are either not yet delinquent or the validity of which are being contested in good faith by appropriate actions; (b) Encumbrances that do not, individually or in the aggregate, materially impair or materially interfere with the present use of the assets affected by such Encumbrances; (c) Encumbrances for Taxes, assessments and other governmental charges not yet delinquent, the validity of which are being contested in good faith by appropriate actions and that are reserved on the balance sheets included in the Financial Statements in accordance with K-IFRS; (d) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business consistent with past practice; (e) all matters of record, reciprocal easement agreements and other Encumbrances on title to real property that do not, and would not be reasonably expected to, materially detract from the value of, or the use or operation of, the property subject thereto as currently used or operated by the Company or any Subsidiary of the Company; (f) all applicable zoning, entitlement, conservation restrictions, land use restrictions and other governmental rules and regulations; (g) leases and subleases or other occupancy agreements to third party tenants; (h) the terms and conditions of the leases or other occupancy agreements pursuant to which the Company or any Subsidiary of the Company is a tenant or occupant; (i) matters that would be disclosed by a current survey of the property, (j) existing utility, access and other easements and rights of way of record; (k) licenses of Intellectual Property; and (l) Encumbrances identified in Schedule 8.01(c).

“Person” means any individual, corporation, partnership, limited partnership, joint venture, limited liability company, trust or unincorporated organization or Governmental Authority or any other entity.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date.

“Proxy Statement” means a definitive form proxy statement relating to Stockholders’ Meeting to be held in connection with the Transaction.

“Proxy Date” has the meaning ascribed to such term in Section 4.02(d).

“Purchase Price” has the meaning ascribed to such term in Section 1.01.

“Purchasers” has the meaning ascribed to such term in the preamble of this Agreement.

“Purchaser Covered Person” means directors, officers, senior managers, Leased Employees and engineers of the Company and its Subsidiaries.

“Purchaser Documents” means this Agreement and each other agreement, document, or instrument or certificate contemplated by this Agreement or to be executed by either Purchaser in connection with the consummation of the transactions contemplated by this Agreement at or prior to the Closing.

“Purchaser Expenses” has the meaning ascribed to such term in Section 6.03(d).

“Purchaser Indemnitees” has the meaning ascribed to such term in Section 7.02(a).

“Purchaser Related Parties” has the meaning ascribed to such term in Section 6.03(e).

“Purchaser Representative” has the meaning ascribed to such term in Section 9.15(a).

“Qualified Competing Proposal” has the meaning ascribed to such term in Section 4.05(i)(iii).

“Real Property” means the Leased Real Property and the Owned Real Property.

“Related Party Contract” has the meaning ascribed to such term in Section 2.17(a).

“Related Person” means Visteon or any of its Subsidiaries and any officer or director of Visteon or any of its Subsidiaries.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including, ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

“Representatives” means, with respect to a Person, the directors, officers, employees, agents or advisors (including, attorneys, accountants, consultants, bankers and financial advisors) of such Person.

“Requisite Stockholder Approval” has the meaning ascribed to such term in Section 2.24.

“Restricted Party” has the meaning ascribed to such term in Section 4.05(i)(iv).

“Restricted Period” has the meaning ascribed to such term in Section 4.13(c).

“Reverse Termination Fee” has the meaning ascribed to such term in Section 6.03(b).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Securities Documents” has the meaning ascribed to such term in Section 2.06(d).

“Seller” has the meaning ascribed to such term in the preamble of this Agreement.

“Seller Documents” means this Agreement and each other agreement, document, or instrument or certificate contemplated by this Agreement or to be executed by Seller in connection with the consummation of the transactions contemplated by this Agreement at or prior to the Closing.

“Shares” has the meaning ascribed such term in the recitals to this Agreement.

“Sponsors” has the meaning ascribed to such term in Section 3.09(a).

“Stockholders’ Meeting” has the meaning ascribed to such term in Section 4.02(d).

“Straddle Period” means any Tax Period that begins on or before the Closing Date and ends after the Closing Date.

“STT” means the securities transaction tax arising from the sale of the Shares at the Closing pursuant to the Securities Transaction Tax Law of Korea.

“Subsidiary” means, as of the relevant date of determination, with respect to any Person, a corporation or other Person (i) of which more than 50% of the voting power of the outstanding voting equity securities or more than 50% of the outstanding economic equity interest is held, directly or indirectly, by such Person or (ii) for which such Person is entitled, directly or indirectly, to appoint a majority of the board of directors, board of managers or comparable body of such corporation or other Person. For the avoidance of doubt, the Company shall be considered a Subsidiary of Seller prior to the Closing, and a Subsidiary of Hahn upon and following the Closing. With respect to the Company, the term “Subsidiary” for the purposes of Sections 2.20 (Sanctions and Export Controls) and 2.21 (Anti-Corruption and Anti-Bribery Laws) shall be deemed to include the Minority JVs.

“Superior Proposal” has the meaning ascribed to such term in Section 4.05(i)(v).

“Tax Contest” has the meaning ascribed to such term in Section 4.19(b)(i).

“Taxes” means any and all federal, state, local, non-U.S. or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Taxing Authority, including taxes, fees or assessments with respect to income, franchises, premiums or other profits, gross receipts, property, sales, use, capital stock, withholding, payroll, employment, social security, workers’ compensation or unemployment compensation, and taxes, fees or other similar charges of any kind in the nature of excise, withholding, ad valorem or value added.

“Tax Exemption Application” has the meaning ascribed to such term in Section 4.19(d)(i).

“Taxing Authority” means the Korean National Tax Service, the IRS and any other domestic or foreign Governmental Authority responsible for the administration or collection of any Taxes, including any national, federal, state and local Governmental Authority with such responsibility.

“Tax Return” means any return, declaration, report, claim for refund or information return, certificate, bill, statement or other written information filed or required to be filed with any Taxing Authority relating to Taxes, including any supplement, schedule or attachment thereto, and including any amendment thereof.

“Termination Fee” has the meaning ascribed to such term in Section 6.03(a)(iii).

“Third Party” means any Person or group other than either Purchaser and their respective Affiliates.

“Third Party Claim” has the meaning ascribed to such term in Section 7.03(a).

“Threshold” has the meaning ascribed to such term in Section 4.13(c)(iv).

“Threshold Date” has the meaning ascribed to such term in Section 4.13(c)(iv).

“Transaction” has the meaning ascribed to such term in the recitals of this Agreement.

“Transfer Taxes” means any and all transfer Taxes (excluding Taxes measured in whole or in part by net or overall gross income, STT, Capital Gains WHT and any acquisition or deemed acquisition Taxes to the extent such Taxes are legally the responsibility of Purchasers), including sales, use, excise, value-added, goods and services, stock, conveyance, registration, transactions, real estate, transfer, stamp, documentary, notarial, filing, recording, permit, license, authorization and similar Taxes, fees, duties, levies, tariffs, imposts, assessments, obligations and charges.

“Transition Agreement” means that agreement between the parties thereto substantially in the form attached hereto as Exhibit A (with such changes as Visteon and Purchaser Representative may mutually agree upon), pursuant to which Visteon or one or more of its Affiliates shall provide certain services to the Company and its Subsidiaries following the Closing and the Company or one or more of its Affiliates shall provide certain services to Visteon and its Subsidiaries following the Closing.

“Transition Steering Committee” means a committee to be created pursuant to Exhibit B to facilitate communication and interaction among Purchasers, the Company and Visteon with respect to the Transition Plan (as defined in Exhibit B).

“Unindemnified Pre-Closing Covenant Breach” means any nonfulfillment of or failure to perform any covenant or agreement contained in this Agreement on the part of a party to this Agreement, which is (i) to be fulfilled or performed on or prior to the Closing, (ii) actually known by the Non-Breaching Party prior to the Closing and (iii) either (a) not disclosed by the Non-Breaching Party to the Breaching Party prior to the Closing or (b) (1) disclosed by the Non-Breaching Party to the Breaching Party prior to the Closing and (2) acknowledged by the Breaching Party that such nonfulfillment of or failure to perform results in a failure of the condition set forth in Section 5.02(b) or Section 5.03(b), as applicable.

“USD Portion” has the meaning ascribed to such term in Section 1.01.

“U.S. Pension Plan” means any Employee Benefit Plan subject to Sections 412 of the Code, Sections 302 or 303 of ERISA or Title IV of ERISA, including any “multiemployer plan” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code) or any “single-employer plan” (within the meaning of Section 4001(a)(15) of ERISA) which is subject to Sections 4063, 4064 or 4069 of ERISA.

“Visteon” has the meaning ascribed to such term in the preamble of this Agreement.

“Visteon Common Stock” means the common stock, par value $0.01 per share, of Visteon.

“Visteon Documents” means this Agreement and each other agreement, document, or instrument or certificate contemplated by this Agreement or to be executed by Visteon in connection with the consummation of the transactions contemplated by this Agreement at or prior to the Closing.

“Visteon Employee Lease Agreement” means the Visteon Employee Lease Agreement, dated as of January 31, 2013, between Visteon and Visteon Halla Climate Systems, LLC, a Delaware limited liability company.

“Visteon Indemnitees” has the meaning ascribed to such term in Section 7.02(b).

“Visteon Recommendation” has the meaning ascribed to such term in Section 2.01(d).

“Visteon Related Parties” has the meaning ascribed to such term in Section 6.03(e).

“Visteon’s Organizational Documents” has the meaning ascribed to such term in Section 4.02(d).

“WHT Assessment Notice” has the meaning ascribed to such term in Section 4.19(d)(iv)(2).

“WHT Contest” has the meaning ascribed to such term in Section 4.19(d)(iv)(1).

“WHT Dispute” has the meaning ascribed to such term in Section 4.19(d)(iv)(3).

ARTICLE IX

MISCELLANEOUS

9.01 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. No assignment shall be made by any party without the prior written consent of the other parties hereto; provided, however, that Hahn may assign its rights and/or obligations under this Agreement without such consent (i) to an Affiliate of Hahn (provided such assignee delivers to Visteon an instrument in writing confirming that it is bound by and shall perform all of the obligations of Hahn under this

Agreement) or (ii) in connection with or following the Closing, to any parties providing Debt Financing pursuant to the terms thereof including for purposes of creating a security interest herein or otherwise assigning this Agreement as collateral in respect of such Debt Financing, and provided further that, in the case of the foregoing clauses (i) and (ii), Hahn shall not be relieved of its obligations hereunder. Any purported assignment in contravention of this Section 9.01 shall be null and void.

9.02 Amendment; Waiver. This Agreement may not be amended except by an instrument in writing signed by each of the parties. At any time prior to the Closing, subject to applicable Law, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties, as applicable, to be bound thereby. Notwithstanding the foregoing, no failure or delay by Visteon, Seller or either Purchaser in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by such party.

9.03 Public Announcements. Except as otherwise contemplated by Section 4.05 (and, for the avoidance of doubt, nothing herein shall limit the rights of Visteon and its Subsidiaries or their boards of directors under Section 4.05), prior to any Adverse Recommendation Change, no party hereto shall issue or make any public announcement, press release or other public disclosure regarding this Agreement or its subject matter without Visteon’s prior written consent, in the case of any proposed disclosure by either Purchaser, or without the Purchaser Representative’s prior written consent, in the case of any proposed disclosure by Visteon or Seller, except for any such disclosure that is, in the opinion of the disclosing party’s outside counsel, required by applicable Law or the rules of any applicable stock exchange. In the event a party is, in the opinion of its counsel, required to make a public disclosure by applicable Law or the rules of any applicable stock exchange, such party shall, to the extent practicable, submit the proposed disclosure in writing to Visteon, in the case of any proposed disclosure by either Purchaser, or the Purchaser Representative, in the case of any proposed disclosure by Visteon or Seller, prior to the date of disclosure and provide Visteon or the Purchaser Representative, as applicable, a reasonable opportunity to comment thereon.

9.04 Expenses. Whether or not the transactions contemplated hereby are consummated, and except as otherwise specified herein, each party shall bear its own expenses with respect to the Transaction and the other transactions contemplated by this Agreement; provided, however, that (a) to the extent the amount of STT is withheld by Purchasers from the Purchase Price, Purchasers shall be responsible for the timely payment of such STT arising out of or incurred in connection with the transactions contemplated by this Agreement, (b) the party responsible under applicable Law for paying any Transfer Taxes arising out of or incurred in connection with the transactions contemplated by this Agreement shall (i) timely pay, or cause to be paid, such Transfer Taxes, (ii) timely file, or cause to be timely filed, any Tax Returns and other documentation required to be filed with respect to such Transfer Taxes (and shall be responsible for any expenses related to the filing of any Tax Returns with respect to such

Transfer Taxes) and (iii) promptly provide a copy of such Tax Returns to the other parties, and (c) Visteon and Seller shall be responsible for the expenses set forth on Annex 9.04. Notwithstanding anything to the contrary herein, (x) if required by applicable Law, Visteon or Purchasers, as the case may be, shall, and shall cause their Affiliates to, join in the execution of any Tax Returns and other documentation described in the preceding sentence and shall otherwise cooperate to enable the other to comply with any filing requirements relating to any such Taxes, and (y) each party hereto shall reasonably cooperate with the other party to minimize any Transfer Taxes arising out of or incurred in connection with the transactions contemplated by this Agreement.

9.05 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future Laws effective during the term hereof, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision never comprised a part hereof; and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom. Furthermore, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as part of this Agreement, a provision as similar in its terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

9.06 No Third Party Beneficiaries. Except as set forth in Sections 4.09, 7.02(a) and 7.02(b), this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein, express or implied (including Article VII), shall give or be construed to give to any Person, other than the parties hereto and such permitted assigns, any legal or equitable rights hereunder.

9.07 Governing Law and Jurisdiction. This Agreement, the rights and obligations of the parties under this Agreement, and any claim or controversy directly or indirectly based upon, relating to, arising out of, or leading to, this Agreement or the transactions contemplated by this Agreement (whether based upon contract, tort or any other theory), including all matters of construction, validity and performance, shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. In addition, each of the parties (a) submits to the exclusive personal jurisdiction of the Delaware Court of Chancery, any other court of the State of Delaware or any federal court sitting in the State of Delaware in the event that any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the Transaction or the other transactions contemplated hereby; (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (c) agrees that it will not bring any Action relating to this Agreement or the Transaction or the other transactions contemplated hereby in any court other than the Delaware Court of Chancery, any other court of the State of Delaware or any federal court sitting in the State of Delaware; and (d) agrees that it will not seek to assert by way of motion, as a defense or otherwise, that any such Action (i) is brought in an inconvenient forum, (ii) should be transferred or removed to any court other than one of the above-named courts, (iii) should be stayed by reason of the pendency of some other Action in any court other than one of the above-named courts, or (iv) that this Agreement or the subject matter hereof may not be enforced in or by the above-named courts. Each party hereto agrees that service of process upon such party in any such Action shall be effective if notice is given in accordance with Section 9.12. Notwithstanding the foregoing in this Section 9.07, a party may commence any Action in any court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts relating to any dispute (whether in contract, tort or otherwise) arising out of this Agreement or the Transaction or the other transactions contemplated hereby.

9.08 Waiver of Jury Trial. EACH OF VISTEON, SELLER AND EACH PURCHASER HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PURCHASERS, VISTEON OR SELLER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

9.09 Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Subject to the fourth to last sentence of Section 6.03(e), the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. Notwithstanding anything to the contrary contained herein, this Section 9.09 is not intended and shall not be construed to limit in any way the provisions of Section 6.03 and, for the avoidance of doubt, the right of Visteon or Seller to seek specific performance to cause Hahn to consummate the Closing shall be solely limited to the provisions of Section 6.03(e) with respect to causing the Equity Financing to be funded.

9.10 Headings. The headings of the sections and subsections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part hereof.

9.11 Counterparts. The parties may execute this Agreement in one or more counterparts, and each fully executed counterpart shall be deemed an original.

9.12 Notices. All communications, notices and Consents provided for herein shall be in writing and be given in person or by means of facsimile, email or other means of wire transmission (with request for assurance of receipt in a manner typical with respect to communications of that type) or by courier, and shall become effective: (a) on delivery if given in person or by courier or (b) on the date of transmission if sent by facsimile, email or other means of wire transmission. Notices shall be addressed as follows:

If to either Purchaser or the Purchaser Representative, to:

Hahn & Co.

21F Ferrum Tower, 66 Suha-Dong

Chung-Gu, Seoul, Korea 100-210

Facsimile: +82 2 6353 7990

Attn: Keith Kyung-Koo Kim

Email: kyungkoo.kim@hcompany.com

with a copy to:

Weil, Gotshal & Manges LLP

29/F, Alexandra House

18 Chater Road, Central

Hong Kong

Facsimile: +852 3015 9354

Attn: Peter Feist

Email: peter.feist@weil.com

with a copy to:

Kim & Chang

39 Sajik-ro 8-gil

Jongno-gu

Seoul, Korea

Facsimile: +82 2 737 9091

Attn: Yun-Goo Kwon

Email: ygkwon@kimchang.com

If to Visteon or Seller, to:

Visteon Corporation

One Village Center Drive

Van Buren Township, MI 48111

Facsimile: (734) 736-5560

Attn: Peter Ziparo

Email: pziparo@visteon.com

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, IL 60606-1720

Facsimile: (312) 407-0411

Attn: Shilpi Gupta

Email: shilpi.gupta@skadden.com

provided, however, that if any party shall have designated a different address by notice to the others, then to the last address so designated.

9.13 Construction.

(a) The parties acknowledge that each party and its counsel have reviewed and revised this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement.

(b) Words in the singular shall be deemed to include the plural and vice versa and words of one gender shall be deemed to include the other gender as the context requires.

(c) The terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules hereto) and not to any particular provision of this Agreement. Article, Section and Schedule references are to the Articles, Sections, and Schedules to this Agreement unless otherwise specified. Unless otherwise stated, all references to any agreement shall be deemed to include the schedules to such agreement.

(d) The word “including” and words of similar import when used in this Agreement shall mean “including, without limitation.”

(e) The word “or” shall not be exclusive.

(f) Unless otherwise specified in a particular case, the word “days” refers to calendar days.

(g) References herein to this Agreement shall be deemed to refer to this Agreement as of the date of such agreement and as it may be amended thereafter, unless otherwise specified.

(h) All references to “dollars” or “$” shall be deemed references to the lawful money of the United States of America.

(i) All references to “KRW” shall be deemed references to the lawful money of the Republic of Korea.

9.14 Entire Agreement. This Agreement (including the Disclosure Schedules), the Confidentiality Agreement and the Equity Commitment Letters constitute the entire agreement among the parties and supersedes any prior understanding, agreements, or representations by or among the parties, written or oral to the extent they relate in any way to the subject matter hereof. In the event of a conflict between the Confidentiality Agreement and this Agreement, this Agreement shall control.

9.15 Purchaser Representative.

(a) Each Purchaser hereby irrevocably appoints Hahn (“Purchaser Representative”) as such Purchaser’s representative, attorney-in-fact and agent, with full power of substitution and authority to act in the name, place and stead of such Purchaser with respect to the purchase of the Shares to such Purchaser in accordance with the terms and provisions of this Agreement and to act on behalf of such Purchaser in any amendment of or litigation involving this Agreement and to do or refrain from doing all such further acts and things, and to execute all such documents, as such Purchaser Representative shall, in its sole discretion, deem necessary or appropriate in conjunction with any of the transactions contemplated by this Agreement, including the power:

(i) to take all action necessary or desirable in connection with the waiver of any condition to the obligations of such Purchaser to consummate the transactions contemplated by this Agreement;

(ii) to negotiate, execute and deliver all ancillary agreements, statements, certificates, statements, notices, approvals, extensions, waivers, undertakings, amendments and other documents required or permitted to be given in connection with the consummation of the transactions contemplated by this Agreement (it being understood that such Purchaser shall execute and deliver any such documents which the Purchaser Representative agrees to execute);

(iii) to terminate this Agreement if Purchasers are entitled to do so;

(iv) to give and receive all notices and communications to be given or received under this Agreement and to receive service of process in connection with the any claims under this Agreement, including service of process in connection with arbitration; and

(v) to take all actions which under this Agreement may be taken by such Purchaser and to do or refrain from doing any further act or deed on behalf of such Purchaser which the Purchaser Representative deems necessary or appropriate in the Purchaser Representative’s sole discretion relating to the subject matter of this Agreement as fully and completely as such Purchaser could do if personally present; and

(vi) to disburse any funds received hereunder to such Purchaser and the other Purchaser.

(b) Each Purchaser agrees that Seller and Visteon shall be entitled to rely on any action take or omission to act by the Purchaser Representative, of behalf of such Purchaser, pursuant to this Agreement, and that each such action or omission to act shall be binding on each Purchaser as if such Purchaser had taken such action or omitted to act.

(c) Each Purchaser agrees that such agency and proxy are coupled with an interest, are therefore irrevocable without the consent of the Purchaser Representative and shall survive the death, incapacity, bankruptcy, dissolution or liquidation of either Purchaser.

(d) All decisions and actions by the Purchaser Representative (to the extent authorized by this Agreement) shall be binding upon Purchasers, and no Purchaser shall have the right to object, dissent, protest or otherwise contest same.

(e) If Hahn resigns or becomes unable to serve as the Purchaser Representative, such other Person or Persons as may be designated by Hahn and reasonably acceptable to Visteon, shall succeed as the Purchaser Representative. The appointment of such successor, in either case, shall be effective on the date of the Purchaser Representative’s resignation or incapacity or, if later, the date on which such successor is appointed.

(f) The Purchaser Representative will not be liable for any act taken or omitted by it as permitted under this Agreement, except if such act is taken or omitted in bad faith or by willful misconduct. The Purchaser Representative will also be fully protected in relying upon any written notice, demand, certificate or document that it in good faith believes to be genuine (including facsimiles thereof).

(g) Purchasers agree, severally but not jointly and severally, to indemnify the Purchaser Representative for, and to hold the Purchaser Representative harmless against, any loss, liability or expense incurred without willful misconduct or bad faith on the part of the Purchaser Representative, arising out of or in connection with the Purchaser Representative’s carrying out its duties under this Agreement, including costs and expenses of successfully defending Purchaser Representative against any claim of liability with respect thereto. The Purchaser Representative may consult with counsel of its own choice and will have full and complete authorization and protection for any action taken and suffered by it in good faith and in accordance with the opinion of such counsel.

(h) All of the indemnities, immunities and powers granted to the Purchaser Representative under this Agreement shall survive the Closing and/or termination of this Agreement.

9.16 Several Liablity. Notwithstanding anything to the contrary in this Agreement, each Purchaser shall be severally and not jointly and severally responsible for its pro-rata portion (as set forth on Annex 1.01) of any and all payment obligations of Purchasers to Visteon or Seller under, arising from or in connection with this Agreement and the transactions contemplated hereby (including Sections 1.01, 1.02(b)(i), 4.19(d)(iii), 6.03 and 9.04 and Article VII.

9.17 Termination of Certain Obligations. Notwithstanding anything to the contrary in this agreement, any obligation of Purchasers (individually or collectively) to cause the Company or its Subsidiaries to take or not take any action shall automatically terminate when Purchasers, in the aggregate, cease to own a majority of the outstanding Company Shares.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their duly authorized representatives as of the date first written above.

VISTEON CORPORATION

By:	/s/ Jeffrey M. Stafeil
Name: Jeffrey M. Stafeil
Title: Executive Vice President and Chief
Financial Officer

VIHI, LLC

By:	/s/ Jeffrey M. Stafeil
Name: Jeffrey M. Stafeil
Title: Vice President

[Share Purchase Agreement]

HAHN & CO. AUTO HOLDINGS CO., LTD.

By:	/s/ Yeo Eul Yoon
Name: Yeo Eul Yoon
Title: Representative Director

[Share Purchase Agreement]

HANKOOK TIRE CO., LTD.

By:	/s/ Seung Hwa Suh
Name: Seung Hwa Suh
Title: Vice Chairman & CEO

[Share Purchase Agreement]